                                                     Pursuant to Rule 424(b)(1)
                                                     Reg. Stmnt. No. 333-88601-
                                                                   333-88607-03
                                  PROSPECTUS

[LOGO OF ICS APPEARS HERE]
                               OFFER TO EXCHANGE
                  11 1/2% SENIOR SUBORDINATED NOTES DUE 2009
                  ($98,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                          FOR ANY AND ALL OUTSTANDING
                 11 1/2% SENIOR SUBORDINATED NOTES DUE 2009 OF

                         Integrated Circuit Systems, Inc.

                     GUARANTEED BY ICS TECHNOLOGIES, INC.,
       ICST, INC. AND MICROCLOCK, INC. (COLLECTIVELY, THE "GUARANTORS")

 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER
        18, 1999 (AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION DATE").

   Terms of the exchange offer:

   . We are offering a total of $98,000,000 of new notes, which are registered with the Securities and Exchange Commission, to all holders of old notes.

   .We will exchange all old notes that are validly tendered and not validly withdrawn.

   .You may withdraw tenders of old notes at any time before the exchange offer expires.

   .We will not receive any proceeds from the exchange offer.

   .The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

   .The economic terms of the new notes are substantially identical to those of the old notes.

   You Should Consider carefully the Risk Factors beginning on page 14.

   Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver this prospectus in connection with any resale of those new notes.

   The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                 The date of this prospectus is October 19, 1999

                           FORWARD-LOOKING STATEMENTS

   We make forward-looking statements throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we believe, expect or anticipate will occur, and other similar statements, you must remember that our expectations may not be correct. While we believe these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

  . our dependence on continuous introduction of new products based on the latest technology

  . the intensely competitive semiconductor and personal computer component industries

  .  the importance of frequency timing generator products to total revenue

  . our dependence on the personal computer industry and third-party silicon wafer fabricators and assemblers of semiconductors

  . risks associated with international business activities and acquisitions and integration of acquired companies or product lines

  . our dependence on proprietary information and technology and on key personnel

  . our product liability exposure and the potential unavailability of insurance

  . general economic conditions, including economic conditions related to the semiconductor and personal computer industries

   We do not guarantee that the transactions and events described in this prospectus will happen as described, or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation will change in the future.

                               ----------------

   We were incorporated under the laws of the Commonwealth of Pennsylvania on June 8, 1976. Our principal executive office is located at 2435 Boulevard of the Generals, Norristown, Pennsylvania, 19403, and our telephone number is
(610) 630-5300. We maintain a website on the Internet at www.icst.com. Our website and the information contained there shall not be deemed to be part of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you in order to understand this offering or the terms of the notes. You should read carefully the entire document, including our consolidated financial statements and their related notes. As used in this prospectus, unless the context otherwise requires, (i) "we," "our," "ours" and "us" refer to Integrated Circuit Systems, Inc. and its subsidiaries, (ii) "Bain Capital" refers to Bain Capital, Inc. and its affiliates, (iii) "Bear Stearns" refers to The Bear Stearns Companies Inc. and one of its affiliates and (iv) "Equity Investors" refers to both Bain Capital and Bear Stearns. All references to a "fiscal" year refer to our fiscal year ending on the Saturday closest to June 30 of such year.

   In this prospectus, we rely on and refer to information regarding the semiconductor market and its segments and competitors from several sources, including Dataquest, an industry research firm, market research reports, analyst reports and other publicly available information. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

                                      ICS

   Integrated Circuit Systems, Inc. is a worldwide leader in the design, development and marketing of frequency timing generators. Frequency timing generators, or FTGs, are integrated circuits on a single chip that emit timing signals or pulses used to sequence and synchronize electronic operations in order to ensure that information is interpreted at the right time and speed. Every microprocessor and most electronic devices with any degree of complexity require FTGs to time and synchronize their various operations. FTGs are an indispensable part of the electronic world and are often referred to as the heartbeat of electronic systems. FTGs are used in a wide variety and growing number of applications including: computer systems (desktops, laptops, disk drives, printers and peripheral cards), consumer electronics (digital video disk players, video games, flat panel displays, high-definition TV and cable and satellite TV set-top boxes) and communication devices (hubs and T1 framers).

   We have developed a reputation for engineering excellence and innovative technology in FTG design. We pioneered the FTG market in 1988, introducing FTGs for video and graphics applications, and since then have consistently led the industry with several technical designs, including delivering the first FTG for the personal computer, or PC, motherboard in 1990 and the first FTG for the Intel Pentium microprocessor in 1993. Our ongoing focus on product innovation has led to the introduction of approximately 300 new products into the marketplace over the past three fiscal years. We believe we currently hold the leadership position in the largest FTG market segment, desktop PC motherboards, with an estimated worldwide market share of 59% in the first quarter of fiscal year 2000, and we believe we maintain leadership positions in other non-PC motherboard applications, including set-top boxes and disk drives.

   We have developed long-standing and valuable relationships with the majority of leading original equipment manufacturers, or OEMs, of personal computers, peripherals and communications equipment. We work closely with these OEMs to develop unique timing, sequencing and synchronization solutions and are highly integrated into their product design and development. Many OEMs, including Intel and AMD, recommend our frequency timing components on their reference boards and marketing materials. Our customers include such companies as Intel, IBM, Dell, Compaq, Hewlett-Packard, Toshiba, Maxtek Technology, SCI, Gateway, Sony, Panasonic, Zenith, Seagate, Silicon Graphics, Broadcom, Siemens, Acer, MEC Technology, Asustek Computer, Giga-Byte Technology, Seagate, Amega, Hitachi and Hughes Network. During the year ended July 3, 1999, no single OEM customer accounted for more than 6% of our total revenue.

   For the latest three fiscal years ended July 3, 1999, we have grown our total revenue at a compound annual rate of 15% and EBITDA, as defined in this document, at a compound annual rate of 39%. On a pro forma basis, for the year ended July 3, 1999, we generated revenue of $139.1 million and EBITDA of $42.0 million.

                                Product Overview

   We currently operate through two product segments: Clocks and Non-Clocks. Within our Clocks business group is our FTG group, which sells Clock products for PC, non-PC applications and our imaging pixel clocks for PC video applications that integrate certain of our proprietary mixed-signal cores with frequency timing generators. The Non-Clocks product group sells integrated circuits called transceivers used primarily to receive and transmit electronic data between PCs in networking applications and custom mixed-signal integrated circuits that combine analog and digital technology. The overview of each of the product groups is described in the table below.

Product Group                         Clocks                  Non-Clocks
                                ------------------     ------------------------
Fiscal Year 1999 Revenue          $107.7 million                $31.4 million

% of Total Revenue                  77.5%                        22.5%

Fiscal Year 1999 Gross Margin       54.5%                        50.5%


Products                    . Frequency                 .Tranceivers
                              timing
                              generators                . Custom mixed-
                                                          signal integrated
                            .Pixel clocks                 circuits





Applications                . PC                       . Video signal
                            motherboards               converters
                                                         (digital-analog)
                            . PC memory
                            cards                       . Transceiver chips
                                                        for  networking PCs
                            . PC video,
                            graphics, audio              . ATM/SONET
                            cards                        transceivers

                            . Hard drives                . Fast ethernet
                                                         transceivers
                            . Laser
                            printers                    . Custom mixed-
                                                        signal chips
                            . Set-top boxes
                                                          - Glucose
                            . Digital video             monitors
                            disk (DVD) players            - Hearing aids

                            . Communications              - Security
                            (T1   framers,              systems
                            hubs, switches)
                                                          - Caller ID boxes
                            . Flat panel
                            displays                    . Echo cancellers
                                                        (noise reducers
                                                          for communication
                                                        products)

                               Industry Overview

   The Clocks segment has enjoyed favorable market trends that we expect will continue. In particular, we expect the following key trends will provide further growth in these core product groups.

  . Industry sources estimate that the worldwide market for FTGs for PC motherboards (including desktops, laptops and replacement motherboards) was approximately $160 million in 1998. These sources expect this market to grow more than 20% per year over the next four years, driven by the growth in PC unit shipments and the increasing number of FTGs per motherboard.

  . Within the non-PC FTG market, we expect the need for faster processing and increased functionality in electronic devices to accelerate the shift from crystal oscillators (components manufactured from quartz that resonate at a single set frequency) to silicon-based FTGs as the primary timing and sequencing technology. Substitution is most likely where one FTG replaces multiple crystals within a single electronic device. As compared to the $2.5 billion crystal oscillator market (as estimated by an industry research firm), we believe that non-PC FTGs represented only approximately $130 million in 1998. By 2002, we expect the non-PC FTG market to grow to approximately $400 million.

  . Within our Clocks product group, the sale of pixel clocks to the flat panel display market is a key area of new growth. The flat panel display market is an emerging market, representing less than 4% of PC monitors sold worldwide today. We estimate that the sales of semiconductors (of which pixel clocks are a component) for flat panel applications could grow from under $50 million today to over $450 million by 2004.

                             Competitive Strengths

   Worldwide Leadership Position. We pioneered the market for FTGs in 1988, and we believe that we currently hold the leadership position in FTGs within desktop PC motherboards, with an estimated worldwide market share of 59% in the first quarter of fiscal year 2000. In addition, we believe we have leadership positions in several non-PC motherboard applications, including set-top boxes and disk drives.

   Defensible Technology and Design Expertise. For over twenty years, we have developed libraries of proprietary and patented mixed-signal integrated circuit designs. We work closely with OEMs to develop unique timing, sequencing and synchronization solutions and are highly integrated into their product design and development. As device attributes and system speeds continue to increase, FTG design continues to become more complex. As a result, our combination of analog and digital expertise is an important core competency and a significant barrier to entry.

   Superior Product Performance and Attributes. Dataquest, a leading industry research firm, measured the products of the major FTG competitors across five performance criteria, including jitter (error in signal shape), skew (error in signal repetition), number of frequencies, breadth of products and EMI (electromagnetic interference). We ranked first in 4 of the 5 categories and second in the fifth. The combination of these performance attributes allows our FTGs to operate faster than those of our competitors and improves overall system performance.

   Low Cost Provider. We believe that we are one of the lowest cost producers of FTGs because of our ability to leverage research and development costs over a broad product line, our close relationship with suppliers and our position as one of the largest providers to the FTG market. In addition, because we use third-party manufacturers to supply silicon wafers and assemble our products, we do not incur the significant fixed costs of building, operating and upgrading a wafer foundry or assembly house.

   Superior Time-to-Market Capabilities. Minimizing the time new products take to reach the market is an important purchase criterion for our customers. We believe that our close relationships with leading third-party manufacturers, in-house testing capabilities, leading design expertise, large platform of existing designs, and close involvement with customer design teams allow us to anticipate customers' needs and provide faster product solutions than other competitors. For example, we established our own testing and quality assurance facility in Singapore near a major third-party manufacturer in order to shorten delivery times to customer assembly facilities.

   Broad and Diversified Product Line. We have a broad product line consisting of unique, customized solutions for a wide variety of application and customer segments, including consumer electronics, communications systems, medical devices and computer systems. Our ability to provide OEM customers with FTG technology and design expertise across their entire line (e.g., desktop PCs, mobile PCs, servers and workstations) is a significant competitive advantage. In addition, our wide breadth of products helps to diversify our revenue base so that we are not dependent on the success of any single product. In fact, for the year ended July 3, 1999, the average product represented less than $300,000 of revenue.

   Blue Chip Customer Base. We have long-standing and valuable relationships with most of the major OEMs of personal computers, peripherals and communications equipment. We are closely integrated with the design teams of our system manufacturer customers and often are afforded the opportunity to solve their timing requirements early in their development cycle. The risk and cost to OEMs of certifying new vendors, our worldwide leadership position and continuing product innovation all provide significant competitive advantages and switching barriers versus smaller competitors.

   Experienced Management Team with Significant Equity Ownership. We are led by an exceptional team of eleven senior managers, who average nearly eight years of experience with us and collectively possess over 200 years of experience in the semiconductor industry. Over the last three fiscal years, our revenue has increased at a compound annual rate of 15% and our EBITDA has increased at a compound annual rate of 39%. As of the date of the prospectus, our senior management team, which includes a former chairman, and many other employees own new common stock and options, together representing up to approximately 33% of our common stock on a fully-diluted basis. We intend for this investment to create meaningful incentives for continuing strong financial performance.

                               Business Strategy

   Our business strategy is to focus on our core FTG business and provide customized and increasingly complex FTG products to our diversified customer base. We have developed a set of strong design systems and business processes that have enabled us to achieve a leading market position and a strong track record of profitable growth. We intend to continue this business strategy and strengthen our competitive position through the following initiatives:

   Capitalize on Strong Industry Dynamics. We believe that our existing key FTG markets will continue to experience strong growth. Industry sources expect the PC motherboard market for FTGs to grow more than 20% per year over the next four years, driven by strong PC unit shipment growth and the increasing number of FTGs per motherboard. With the leading worldwide market share position estimated at 59% in desktop PC motherboard FTGs, we are well positioned to capitalize on the strong growth trends expected in this market. In addition, we view certain segments of the $2.5 billion crystal oscillator market as future growth opportunities. As electronic systems require higher processing speeds, digital capabilities and multiple frequencies to operate efficiently, we expect that demand for FTGs with faster speeds and multiple frequency timing capabilities will accelerate and replace the use of crystal oscillators.

   Remain Design Leader in Core FTG Technology. We believe that our strong market share is a function of our ability to continually produce new designs within short time-to-market requirements. Over the last three years, we have introduced more than 300 new products, many of which provide timing solutions for new generations of PCs, multimedia systems, digital set-top boxes and numerous other electronic devices. We possess an extensive library of designs as well as a number of key process patents that enable us to lead the industry in product development. In order to maintain our position as a worldwide leader in the FTG market, we plan to continue to make significant investments in research and development.

   Application of Core FTG Technology into Other Growth Markets. We believe that our core FTG technology can be leveraged into new applications where our FTG expertise provides differentiated technical capabilities. For example, we have developed specialized FTG-related chips, called pixel clocks, for flat panel displays that leverage our core FTG technology by combining the timing function and video signal conversion function onto a single chip. We estimate that sales of semiconductors to the flat panel display market will grow from under $50 million today to over $450 million by 2004. We believe we are the market leader in the design of FTG-related products for this market and intend to aggressively pursue this high growth application segment.

                                  Cash Deposit

   We maintain a cash deposit with Chartered Semiconductor Manufacturing PTE Ltd. ("CSM"), a wafer fabrication operation owned by the Singapore government. We first made this deposit in November 1995 to procure increased wafer fabrication from CSM. At the time, suppliers commonly used cash deposits when establishing customer relationships. As of July 3, 1999, CSM held $15.3 million of this deposit. By contractual agreement, CSM is required to return $11.3 million to us by December 31, 2000 and $4.0 million by June 30, 2002, regardless of how many wafers we order. This schedule can be accelerated, however, if we exceed certain minimum order levels. We believe that we are likely to exceed these minimum order levels, and, therefore, accelerated returns are likely. As of July 3, 1999, CSM has returned, in total, approximately $6.7 million to us prior to scheduled returns.

                              The Equity Investors

   Bain Capital. Bain Capital is one of the most experienced and successful private equity investors in the United States. Since its founding in 1984, Bain Capital has invested in more than 120 companies and currently manages more than $4 billion of capital. Bain Capital's investment strategy is to acquire businesses in partnership with exceptional management teams and improve the long-term value of those businesses. The firm typically seeks to identify companies with strong strategic positions and significant opportunities for growth. The principals of Bain Capital have extensive experience in several industry sectors, including the technology arena, and have made prior investments in companies such as Details, Dynamic Circuits, Stream International, Aspect Development, The Learning Company and DoubleClick.

   Bear Stearns Merchant Banking. Bear Stearns Merchant Banking was formed in April 1997 to capitalize on the extensive global franchise of Bear Stearns by investing in private equity transactions. Bear Stearns Merchant Banking has committed approximately $135 million of equity in eleven separate transactions, with individual commitments of up to $60 million. Bear Stearns Merchant Banking is a division of Bear, Stearns & Co. Inc.

                              The Recapitalization

   On May 11, 1999, we merged with ICS Merger Corp., a transitory merger company formed and wholly owned by the Equity Investors. The following events, which we collectively refer to as our recapitalization, provided the consideration for the redemption and purchase of our outstanding shares of common stock and vested options, together with the payment of fees and expenses, totaling $294.4 million that took place on May 11, 1999:
  . an equity investment of $30.6 million made by the Equity Investors and certain other investors in ICS Merger Corp;
  . direct purchases of our common stock by Bain Capital from certain existing shareholders for $9.6 million;
  . a rollover and new equity investment by certain members of our senior management team of $9.8 million, consisting primarily of:
    . the exchange of certain existing common stock ($6.6 million) into our new common stock after the merger;
    . the conversion of certain existing stock options into new stock options after the merger ($2.2 million) and deferred compensation agreements ($0.5 million); and
    . purchases of new common stock ($0.5 million) in exchange for promissory notes;
  . our borrowing of $70.0 million in term loans and $3.9 million under a $25.0 million revolving line of credit;
  . the offering of the old notes described in this prospectus; and . the use of cash on-hand of $70.5 million.

   The merger was approved by our previous board of directors and the board of directors of ICS Merger Corp., and was also approved by our previous shareholders at a meeting held on May 10, 1999.

   Since the recapitalization, our common stock is no longer traded on the Nasdaq National Market or any exchange, price quotations are no longer available and the registration of our common stock under the Securities Exchange Act of 1934 has been terminated. From the time of the recapitalization until the date of this prospectus, we have not been required to file periodic reports with the SEC. Now that the registration statement of which this prospectus is a part has been declared effective, we will once again be required to file periodic reports with the SEC so long as any old notes or new notes are outstanding.

   Our corporate structure after the recapitalization is as follows:



        [CHART ILLUSTRATING THE CORPORATE STRUCTURE OF ICS FOLLOWING THE
                               RECAPITALIZATION]

   * Not a guarantor of the 11 1/2% Senior Subordinated Notes due 2009.

                                Sources and Uses

   The following table sets forth the sources and uses of funds at the closing of the recapitalization.

Sources of Funds
----------------
                                                                  (in millions)
Senior Credit Facility:
  Revolving Credit Facility (1)..................................    $  3.9
  Term Loans (2).................................................      70.0
Notes............................................................     100.0
Existing Cash....................................................      70.5
New Equity Investment (3)........................................      30.6
Purchases from Existing Shareholders (4).........................       9.6
Rollover and New Equity of Management (5)........................       9.8
                                                                     ------
    Total........................................................    $294.4
                                                                     ======

Uses of Funds
-------------
                                                                  (in millions)
Redemption and Purchase of Common Stock and Vested Options (6)...    $256.0
Purchases from Existing Shareholders (4).........................       9.6
Rollover and New Equity of Management (5)........................       9.8
Fees and Expenses (7)............................................      19.0
                                                                     ------
    Total........................................................    $294.4
                                                                     ======

--------
(1) $3.9 million was borrowed at closing under the $25.0 million revolving credit facility. See "Description of Senior Credit Facility."
(2) Includes a Term A loan facility of $30.0 million and a Term B loan facility of $40.0 million. See "Description of Senior Credit Facility."
(3) Investment of funds by the Equity Investors and certain other investors in ICS Merger Corp.
(4) Direct purchases of our new common stock by Bain Capital from certain existing shareholders immediately following consummation of the merger.
(5) Rollover and new equity investment by certain members of our senior management team, consisting primarily of the exchange of certain existing common stock ($6.6 million) into our new common stock after the merger, the conversion of certain existing stock options into new stock options after the merger ($2.2 million) and deferred compensation agreements ($0.5 million), and purchases of new common stock ($0.5 million) in exchange for promissory notes.
(6) Cash redemption of our existing common stock and vested stock options, excluding the rollover equity of certain members of our management, and cash purchase of shares of our new common stock by Bain Capital from certain existing shareholders immediately following consummation of the merger.
(7) Includes commitment, placement, financial advisory, legal, accounting and other professional fees. See "Certain Relationships and Related Transactions."

                              The Initial Offering

   On May 11, 1999, we privately placed $100 million of our old 11 1/2% Senior Subordinated Notes due 2009. On September 10, 1999, we repurchased $2 million of the old notes in a privately negotiated transaction. We entered into a registration rights agreement with the initial purchasers in that private offering in which we agreed, among other things, to file a registration statement with the SEC, use our best efforts to complete this exchange offer by January 6, 2000 and, in some circumstances, file a shelf registration statement. We must pay additional interest to the holders of the old notes if we do not meet these deadlines or if certain registration defaults occur.

                                The Exchange Offer

Securities Offered............  $98,000,000 principal amount of 11 1/2% Senior
                                Subordinated Notes due 2009.

The Exchange Offer............  We are offering to exchange $98,000,000 principal amount of our new notes which have been registered under the Securities Act of 1933 for $98,000,000 of our outstanding 11 1/2%
                                Senior Subordinated Notes due 2009, which were issued in May 1999.

                                We will accept the old notes in exchange for the new notes in order to increase the liquidity of both series of our outstanding notes. The new notes are substantially identical to the old notes, except that certain transfer restrictions and registration rights relating to the old notes do not apply to the new notes. You may tender your old notes by following the procedures described in this prospectus under the heading "Exchange Offer."

Expiration Date...............  The exchange offer will expire at 5:00 p.m.,
                                New York City time, on November 18, 1999, unless we extend it.

Withdrawal Rights.............  You may withdraw your tender of your notes at any time prior to 5:00 p.m., New York City time, on November 18, 1999, the expiration date of the exchange offer.

Conditions to the Exchange
Offer.........................  The exchange offer is subject to customary conditions, which we may waive. Please read the "Exchange Offer--Conditions" section of this prospectus for more information regarding conditions to the exchange offer.

Procedures for Tendering Your
Old Notes.....................  If you are a holder of old notes who wishes to accept the exchange offer, you must either:

                                (a) complete, sign and date the accompanying
                                    Letter of Transmittal, or a facsimile
                                    thereof and mail or otherwise deliver such documentation, together with your old notes, to the exchange agent at the address set forth under "Exchange Offer--Exchange Agent;" or

                                (b) arrange for The Depository Trust Company to
                                    transmit certain required information to the exchange agent for this exchange offer in connection with a book-entry transfer.

                                By tendering your notes in this manner, you will be representing, among other things, that:

                                . the new notes you acquire pursuant to the exchange offer are being acquired in the ordinary course of your business;

                                . you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the new notes issued to you in the exchange offer; and

                                .  you are not an "affiliate" of our company.

Federal Income Tax
Consequences..................  Your exchange of old notes for new notes pursuant to the exchange offer will not result in any gain or loss to you for federal income tax purposes.

Consequences of Failure to
Exchange......................  Old notes that are not tendered or that are tendered, but not accepted, will be subject to the existing transfer restrictions on such notes after the exchange offer. We will have no further obligation to register the old notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Procedures for Beneficial
Owners........................  If you are the beneficial owner of old notes registered in the name of a broker, dealer or other nominee and you wish to tender your notes, you should contact such person in whose name your notes are registered and promptly instruct such person to tender on your behalf.

Guaranty Delivery
Procedures....................  If you wish to tender your old notes and time will not permit your required documents to reach the Chase Manhattan Trust Company by the expiration date, or the procedure for book-entry transfer cannot be completed on time, or the certificate for your notes cannot be delivered on time, you may tender your notes pursuant to the guaranteed delivery procedures.

Acceptance of Old Notes;
Delivery of New Notes.........  Subject to certain conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. The new notes will be delivered as promptly as practicable following the expiration date.

Use of Proceeds...............  We will receive no proceeds from the exchange offer.

Exchange Agent................  Chase Manhattan Trust Company is the exchange agent for the exchange offer.

                            Summary of the New Notes

Issuer........................  Integrated Circuit Systems, Inc.

Securities Offered............  $98,000,000 principal amount of 11 1/2% Senior
                                Subordinated Notes Due 2009.

Maturity......................  May 15, 2009.

Interest Payment Dates........  We will pay interest on the new notes semi-
                                annually on May 15 and November 15 of each year, beginning May 15, 2000.

Optional Redemption...........  Except in the case of certain equity offerings by us and certain kinds of changes of control, we cannot choose to redeem the notes until May 15, 2004. At any time after that date (which may be more than once), we can choose to redeem some or all of the notes at certain specified prices plus accrued interest.

                                At any time (which may be more than once) before May 15, 2002, we can choose to redeem up to 35% of the outstanding notes with money that we raise in one or more equity offerings, as long as we pay 111.50% of the principal amount of the notes plus accrued interest and at least $65 million of the notes originally issued remain outstanding afterwards.

                                In addition, before May 15, 2004, if we
                                experience specific kinds of changes of
                                control, we may also redeem all, but not part, of the notes at the redemption prices listed in "Description of Notes" under the heading "Optional Redemption."

Mandatory Offer to
Repurchase....................  If we sell certain assets or experience specific kinds of changes of control, we must offer to repurchase the notes at the prices listed in "Description of Notes" under the heading "Repurchase at the Option of Holders."

Guarantees....................  All of our domestic subsidiaries will guarantee the notes with unconditional guarantees of payment that will rank below their senior indebtedness, but will rank equal to their other senior subordinated indebtedness in right of payment.

Ranking.......................  The notes will be our senior subordinated unsecured obligations. They will rank senior in right of payment to any of our future subordinated indebtedness, equal in right of payment with any of our future senior subordinated indebtedness, and subordinated in right of payment to any of our existing and future senior indebtedness. The notes will be effectively subordinated to indebtedness and other liabilities of our subsidiaries which are not guarantors. As of July 3, 1999, we had approximately $70.0 million of senior indebtedness, our subsidiaries which are guarantors had $70.0 million of senior indebtedness, and our subsidiary which is not a guarantor had approximately $1.9 million of indebtedness (excluding intercompany indebtedness).

Covenants.....................  The indenture contains covenants that limit what we (and most or all of our subsidiaries) may do. The indenture will limit our ability to:

                                .  incur additional indebtedness;

                                .  pay dividends and make distributions;

                                .  make certain investments;

                                . permit payment or dividend restrictions on certain of our subsidiaries;

                                .  transfer and sell assets;

                                .  create certain liens;

                                .  engage in certain transactions with
                                   affiliates;

                                .  issue stock of subsidiaries; and

                                .  consolidate or merge or sell all or
                                   substantially all of our assets and the
                                   assets of our Restricted Subsidiaries.

                                These restrictions and prohibitions are subject to a number of important qualifications and exceptions.

Use of Proceeds...............  The notes are new securities, and there is currently no established market for them. We do not intend to list the notes on any securities exchange.

Transfer Restrictions.........  We will not receive cash proceeds from the issuance of the notes.

   For more information about the notes, see the "Description of Notes" section of this prospectus.

                                  Risk Factors

   You should carefully consider the information set forth under "Risk Factors" as well as other information and data included in this prospectus before tendering your old notes in exchange for new notes.

     Summary Historical and Unaudited Pro Forma Consolidated Financial Data

   The following table sets forth our summary historical and unaudited pro forma consolidated financial data as of the dates and for the periods indicated, as derived from the Selected Historical Consolidated Financial Data and Unaudited Pro Forma Consolidated Statement of Operations included elsewhere in this prospectus. The summary historical consolidated financial data set forth below should be read in conjunction with "Unaudited Pro Forma Consolidated Statement of Operations," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of the Financial Condition and Results of Operations," and the Consolidated Financial Statements and the notes accompanying them included elsewhere in this prospectus.

                                                 Year Ended(a)
                                     ----------------------------------------
                                     Pro Forma
                                      July 3,    July 3,   June 27,  June 28,
                                       1999       1999       1998      1997
                                     ---------  ---------  --------  --------
                                            (dollars in thousands)
Statement of Operations Data:
Revenue............................. $139,063   $ 139,063  $160,634  $104,359
Cost and expenses:
  Cost of sales.....................   64,496      64,496    88,859    59,137
  Research and development..........   16,808      21,316    19,797    13,521
  Selling, general and
   administrative...................   20,188      19,794    19,678    15,654
  Special charges (b)...............      --       15,051       --     11,196
                                     --------   ---------  --------  --------
Income from operations..............   37,571      18,406    32,300     4,851
Interest expense....................   18,852       2,955        64        63
Interest income and other expense
 (income), net......................      275     (12,912)   (1,984)    5,984
                                     --------   ---------  --------  --------
Income (loss) from continuing
 operations before income taxes.....   18,444      28,363    34,220    (1,196)
Income tax expense..................    5,646       5,320    12,845     6,314
                                     --------   ---------  --------  --------
Income from continuing operations...   12,798      23,043    21,375    (7,510)
Loss from discontinued operations
 (c)................................      --          --        --       (909)
                                     --------   ---------  --------  --------
Net income (loss)................... $ 12,798   $  23,043  $ 21,375  $ (8,419)
                                     --------   ---------  --------  --------
Other Financial Data:
EBITDA (d).......................... $ 41,989   $  38,422   $36,879  $ 19,791
Gross profit........................   74,567      74,567    71,775    45,222
Gross margin........................     53.6%       53.6%     44.7%     43.3%
Depreciation and amortization....... $  4,418   $   4,965  $  4,579  $  3,744
Capital expenditures................    7,694       7,694     8,139     3,358
Ratio of earnings to fixed charges
 (e)................................      1.9x        9.0x    105.7x      --
Balance Sheet Data (at end of
 period):
Cash and cash equivalents...........            $   9,285  $ 25,340  $ 18,425
Total assets........................               87,795   108,009    90,622
Total debt..........................              170,030     1,523     1,709
Total shareholders' equity
 (deficit)..........................             (106,912)   89,768    70,147

          See Notes to Summary Historical Consolidated Financial Data

            Notes to Summary Historical Consolidated Financial Data
                             (Dollars in thousands)

(a) Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. Fiscal year 1999 represents a 53-week operating cycle; all other fiscal year periods presented represent a 52-week operating cycle.

(b) Non-recurring special charges consist of: (i) for fiscal year 1999, $15,051 related to the accelerated vesting, cash-out and conversion of employee stock options that occurred upon the consummation of the recapitalization and (ii) for fiscal year 1997, $11,196 for the write-off of in-process research and development costs associated with our acquisition of MicroClock, Inc., a designer and marketer of FTGs for non-PC applications.

(c) In fiscal year 1995, we acquired a 51% majority interest in ARK Logic, Inc., a developer of complex graphic accelerator chips. Subsequently, in fiscal 1997, we disposed of our majority interest in ARK Logic, Inc. The disposition of ARK Logic, Inc. was accounted for as a discontinued operation, and all periods prior to the disposition have been restated to reflect this presentation.

(d) EBITDA represents earnings from continuing operations before interest, taxes, depreciation, amortization, other income and expense and special charges. EBITDA is presented because we believe that it is frequently used by security analysts in the evaluation of companies. However, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in accordance with generally accepted accounting principles.

   The following table sets forth a reconciliation of historical EBITDA to Pro Forma to EBITDA (see notes to "Unaudited Pro Forma Consolidated Statements of Operations" for additional details):

                                                                   Year Ended
                                                                  July 3, 1999
                                                                  ------------
   Historical EBITDA.............................................   $38,422
   Sale of Data Communications product group.....................     4,124
   Sale and leaseback of headquarters............................      (576)
   Board of directors compensation...............................       116
   Costs directly related to the recapitalization and proxy
    contest......................................................       903
   Shareholder advisory fee......................................    (1,000)
                                                                    -------
   Pro Forma EBITDA..............................................   $41,989
                                                                    =======

(e) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consists of interest expense including amortization of financing costs and the portion of operating rental expense which we believe is representative of the interest component of rent expense. Earnings were insufficient to cover fixed charges by $1,350 fiscal year ended June 28, 1997.

                                  RISK FACTORS

   You should carefully consider the information below in addition to all other information provided to you in this prospectus in deciding whether to exchange your old notes for the new notes. There may be additional risks and uncertainties not presently known to us or that we currently do not believe are material that may also impair our business operations. Except for the first risk factor described below, the risk factors generally apply to the old notes as well as to the new notes.

   If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the notes could decline and you may lose all or part of your investment.

   Substantial Leverage--Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

   After this offering, we will continue to have a significant amount of indebtedness. As of July 3, 1999, our total debt was $170.0 million, and our total shareholders' deficit was $106.9 million.

   Our substantial indebtedness could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;


  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage compared to our competitors that have less debt; and

  . limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

   Possible Additional Borrowings--Despite current indebtedness levels, we may still be able to incur more debt under the senior credit facility and the indenture governing the notes. This could further exacerbate the risks described above.

   We may be able to incur additional indebtedness in the future. The terms of the senior credit facility and the indenture governing the notes do not fully prohibit us from doing so. Since we have no borrowings outstanding under our $25.0 million revolving credit facility as of July 3, 1999, our senior credit facility will permit additional borrowings of up to $25.0 million to fund operations and to finance the cost of future expansion. All of the borrowings under our senior credit facility are secured by substantially all of the assets of our domestic subsidiaries. The addition of new debt to our current debt levels could intensify the leverage-related risks that we now face.

   Effective Subordination--Although your notes are referred to as "Senior Subordinated Notes," they will be effectively subordinated to our senior debt, secured debt and the debt of any future non-guarantor subsidiaries.

   The notes and the subsidiary guarantees are unsecured and therefore are effectively subordinated to any of our or the subsidiary guarantors' senior debt (including debt under the senior credit facility but not trade payables) and any secured debt we or the subsidiary guarantors may incur to the extent of the value of the assets securing such debt. As a result of the subordination provisions of the notes and the subsidiary guarantees, in the event of a liquidation or insolvency, our and the subsidiary guarantors' assets will be available to pay obligations on the notes only after all of our and the subsidiary guarantors' senior debt has been paid in full, and there may be insufficient assets remaining to pay amounts due on any or all of the notes then outstanding. Claims in respect of the notes will be effectively subordinated to all liabilities, including trade payables of any of our subsidiaries that are not subsidiary guarantors. At July 3, 1999, the aggregate outstanding principal amount of all of our senior indebtedness was approximately $70.0 million. Our subsidiaries which are guarantors had approximately $185.4 million of indebtedness, including $70.0 million of outstanding liabilities as guarantors under the senior credit facility. Our subsidiaries which are not guarantors had approximately $1.9 million of indebtedness and other liabilities (excluding intercompany indebtedness). Certain events of default under our senior indebtedness would prohibit us from making any payments on the notes.

   Ability to Service Debt--We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

   Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   Our cash flow, and consequently our ability to service our debt, including our obligations under the indenture governing the notes, is dependent upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, distributions or otherwise. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to the notes other than through the subsidiary guarantees or to make any funds available for that purpose, whether by dividends, interest, loans, advances or other payments. In addition, their ability to pay dividends and make loans, advances and other payments to us depends on any statutory or contractual restrictions, which may include requirements to maintain minimum levels of working capital and other assets. Accordingly, repayment of the notes may depend upon our ability to effect an equity offering or to refinance the notes.

   We cannot assure you that our business will generate sufficient cash flow from operations, that our currently anticipated growth in revenue and cash flow will be realized on schedule or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the notes, on commercially reasonable terms or at all.

   Restrictive Covenants--The senior credit facility and the indenture governing the notes will contain various covenants which limit our management's discretion in the operations of our business.

   The senior credit facility and the indenture governing the notes contain various provisions that limit our management's discretion by restricting our ability to:

  .  incur additional debt;

  .  pay dividends and make other distributions;

  .  prepay subordinated debt;

  .  make investments and other restricted payments;

  .  enter into sale and leaseback transactions;

  .  create liens;

  .  sell assets; and

  .  enter into certain transactions with affiliates.

   In addition, the senior credit facility requires us to meet certain financial ratios.

   If we fail to comply with the restrictions of the senior credit facility or the indenture governing the notes or any other subsequent financing agreements, a default may occur. This default may allow the creditors, if the agreements so provide, to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds.

   Change of Control--We may not have the ability to raise the funds necessary to finance the Change of Control offer required by the indenture.

   If we undergo a Change of Control (as defined), we may need to refinance large amounts of our debt, including the debt under the notes and under the senior credit facility. If a Change of Control occurs, we must offer to repurchase the notes for a price equal to 101% of the notes' principal amount, plus any interest which has accrued and remains unpaid as of the repurchase date. We would fund any repurchase obligation with our available cash, cash generated from other sources such as borrowings, sales of equity, or funds provided by a new controlling person. However, we cannot assure you that there will be sufficient funds available for any required repurchases of the notes when a Change of Control occurs. In addition, the senior credit facility will prohibit us from repurchasing the notes after a Change of Control until we first repay our indebtedness under the senior credit facility in full. If we fail to repurchase the notes in that circumstance, we will be in default under both the notes and the senior credit facility. Any future indebtedness which we incur may also contain restrictions on repayment which come into effect upon a Change of Control. If a Change of Control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our indebtedness. These repurchase requirements may also delay or make it harder for others to obtain control of us. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a Change of Control under the indenture.

   Fraudulent Conveyance Matters--Federal and state laws allow courts, under specific circumstances, to void debts and require creditors to return payments received from debtors.

   Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the notes and the subsidiary guarantees could be voided, or claims in respect of the notes or the subsidiary guarantees could be subordinated to all of our other debts or the debts of any subsidiary guarantor if, among other things, we or any subsidiary guarantor, at the time it incurred the indebtedness evidenced by the notes or its guarantee:

  . received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness;

  .  was insolvent or rendered insolvent by reason of such incurrence;

  . was engaged in a business or transaction for which we or any guarantor's remaining assets constituted unreasonably small capital; or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

   In addition, any payment by us or such subsidiary guarantor pursuant to the notes or any subsidiary guarantee could be voided and required to be returned to us or such subsidiary guarantor, or to a fund for the benefit of our creditors or the creditors of any subsidiary guarantor.

   The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a subsidiary guarantor would be considered insolvent if:

  . the sum of our or such subsidiary guarantor's debts, including contingent liabilities, were greater than the fair saleable value of all of our or such subsidiary's assets;

  . the present fair saleable value of our or any subsidiary guarantor's assets were less than the amount that would be required to pay our or any subsidiary guarantor's probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

  .  we or any subsidiary guarantor could not pay debts as they become due.

   Based on historical financial information, recent operating history and other factors, neither ICS nor any of its subsidiary guarantors believes that, after giving effect to the indebtedness incurred in connection with the recapitalization, it will be insolvent, will have unreasonably small capital for the business in which it is engaged or will have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or our subsidiary guarantors' conclusion in this regard. In addition, we will receive a solvency opinion from an independent third party that the redemption of our common stock and vested options upon consummation of this offering will not render us insolvent, leave us with inadequate or unreasonably small capital or result in the incurrence of debt beyond our ability to repay such debt as it matures. There can be no assurance, however, that a court considering such issues would agree with such conclusions or opinions.

   We Depend on Continuous Introduction of New Products Based on the Latest Technology--Our inability to create new products could adversely affect our business.

   The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Product life cycles are continually becoming shorter, which may cause the gross margins of semiconductor products to decline as the next generation of competitive products are introduced. Therefore, our future success is highly dependent upon our ability to continually develop new products using the latest and most cost-effective technologies, introduce them in commercial quantities to the marketplace ahead of the competition and have them selected for inclusion in products of leading systems manufacturers. We cannot assure you that we will be able to regularly develop and introduce such new products on a timely basis or that our products, including recently introduced products, will be selected by systems manufacturers for incorporation into their products. Our failure to develop such new products, to have our products available in commercial quantities ahead of competitive products or to have them selected for inclusion in products of systems manufacturers would have a material adverse effect on our results of operations and financial condition.

   Competition--Our business is very competitive and increased competition could adversely affect us.

   The semiconductor and PC component industries are intensely competitive. Our ability to compete depends heavily upon elements outside our control, such as general economic conditions affecting the semiconductor and PC industries and the introduction of new products and technologies by competitors. Many of our competitors and potential competitors have significant financial, technical, manufacturing and marketing resources. These competitors include major multinational corporations possessing worldwide wafer fabrication and integrated circuit production facilities and diverse, established product lines. Competitors also include emerging companies attempting to obtain a share of the existing market for our current and proposed products. To the extent that our products achieve market acceptance, competitors typically seek to offer competitive products or embark on pricing strategies which, if successful, could have a material adverse effect on our results of operation and financial condition.

   We Depend on the PC Industry--Our business could be adversely affected by decline in the PC market.

   A substantial portion of the sales of our products depends largely on sales of PCs and peripherals for PCs. The PC industry is subject to price competition, rapid technological change, evolving standards, short product life cycles and continuous erosion of average selling prices. Should the PC market decline or experience slower growth, then a decline in the order rate for our products could occur. A downturn in the PC market could also affect the financial health of some of our customers, which could affect our ability to collect outstanding accounts receivable from such customers.

   We Depend on Outside Wafer Foundries and Assemblers--Our inability to obtain wafers and assemblers could seriously affect our operations.

   We currently depend entirely upon third-party suppliers for the manufacture of the silicon wafers from which our finished integrated circuits are manufactured and for the assembly of finished integrated circuits from silicon wafers.

   We cannot assure you that we will be able to obtain adequate quantities of processed silicon wafers within a reasonable period of time or at commercially reasonable rates. In the past, the semiconductor industry has experienced disruptions from time to time in the supply of processed silicon wafers due to quality or yield problems or capacity limitations. Virtually all of our wafers are manufactured by three outside foundries. If one or more of these foundries is unable or unwilling to produce adequate supplies of processed wafers on a timely basis, it could cause significant delays and expense in locating a new foundry and redesigning circuits to be compatible with the new manufacturer's processes and, consequently, could have a material adverse effect on our results of operations and financial condition.

   We also rely entirely upon third parties for the assembly of our finished integrated circuits from processed silicon wafers. We currently rely on four assemblers, two of which produce most of our finished integrated circuits. While we believe that there is typically a greater availability of assemblers than silicon wafer foundries, we could nonetheless incur significant delays and expense if one or more of the assemblers upon which we currently rely are unable or unwilling to assemble finished integrated circuits from silicon wafers.

   Two of the foundries that manufacture the silicon wafers from which our integrated circuits are manufactured and all of the third parties used by us to assemble our finished integrated circuits are located in the Pacific Rim. We have typically relied upon production and assembly in this geographic area because of the abundance of third parties performing these services as well as the geographic proximity to manufacturers of PCs and other equipment in that region that use our products. The impact of the recent financial crisis in the Pacific Rim countries on our operations in this area has been minimal. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. It is possible, among other things, that one or more of our key suppliers could face insolvency or other financial risks due to the economic crisis in that region which would require them to cease operations. This could cause a delay in the production and delivery of commercial quantities of our products, which in turn could materially adversely affect our revenue and financial condition.

   One of the foundries we use is located in Taiwan, which recently suffered a devastating earthquake. While this foundry's manufacturing facility was not damaged in the earthquake, damage incurred in the earthquake by other fabricators may result in an increased demand for wafers upon our suppliers inside and outside Taiwan, including our Taiwan foundry. This increased demand could affect our ability to obtain an adequate supply of processed wafers and, consequently, could have a material adverse effect on our results of operations and financial condition. An added concern with respect to our suppliers' ability to meet our demand lies in the potential inability of our fabricators to obtain products from their Taiwan suppliers, who may have experienced damage as a result of the earthquake or whose businesses may be interrupted as a result of the earthquake, such as through power outages. In addition, the inability of our customers to obtain other components for their products from suppliers located in Taiwan which were damaged by the earthquake or suffer business interruption may result in a decrease in production of our customers' products. Such a decrease in production may, in turn, result in a decreased demand for our products.

   International Business Activities--Our business could be adversely affected by changes in political and economic conditions abroad.

   For the fiscal years 1999, 1998 and 1997, we generated approximately 68.8%, 58.8% and 60.3% of our net revenue, respectively, from international markets. These sales were generated primarily from customers in the Pacific Rim region and included sales to foreign corporations, as well as to foreign subsidiaries of U.S. corporations. We estimate that in fiscal year 1999, approximately one-half of our sales in international markets were to foreign subsidiaries of U.S. corporations, with the bulk of them being in Taiwan. In addition, certain of our international sales are to customers in the Pacific Rim who in turn sell some of their products to North America, Europe and other non-Asian markets.

   In addition, two of our wafer suppliers and all of our assemblers are located in the Pacific Rim. There can be no assurance that the effect of an economic crisis on our suppliers will not impact our wafer supply or assembly operations, or that the effect on our customers in that region will not adversely affect both the demand for our products and the collectivity of receivables.

   Our international business activities in general are subject to a variety of potential risks resulting from certain political, economic and other uncertainties including, without limitation, political risks relating to a substantial number of our customers being in Taiwan. Certain aspects of our operations are subject to governmental regulations in the countries in which we do business, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, and our use of local employees and suppliers. Our operations are also subject to the risk of changes in laws and policies in the various jurisdictions in which we do business, which may impose restrictions on us. We cannot determine to what extent our future operations and earnings may be affected by new laws, new regulations, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S.

   Our activities outside the U.S. are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Additionally, worldwide semiconductor pricing is influenced by currency fluctuations and the devaluation of foreign currencies could have a significant impact on the prices of our products if our competitors offer products at significantly lower prices in an effort to maximize cash flows to finance short-term, dollar denominated obligations; such devaluation could also impact the competitive position of our customers in Taiwan and elsewhere, which could impact our sales. Currently, we do not engage in hedging activities as all transactions are denominated in U.S. dollars.

   Risks Related to Future Acquisitions--We may make acquisitions which could subject us to a number of operational risks.

   In order to grow our business and maintain our competitive position, we may acquire other businesses in the future. We cannot predict whether or when any acquisitions will occur. Acquisitions commonly involve certain risks, and we cannot assure you that we will make any acquisitions or that any acquired business will be successfully integrated into our operations or will perform as expected. Our ability to finance such acquisitions may be constrained by our high leverage. We may also enter into joint venture transactions. Joint ventures have the added risk that the other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives. We may also have to fulfill our joint venture partners' economic or other obligations if they fail to do so.

   We Depend on Patents, Trade Secrets and Proprietary Technology--Our inability to secure our intellectual property could adversely affect our business.

   We hold several patents as well as copyrights, mask works and trademarks with respect to various products and expect to continue to file applications for them in the future as a means of protecting our technology and market position. In addition, we seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. With respect to patents, there can be no assurance that any applications for patent protection will be granted, or, if granted, will offer meaningful protection. Additionally, there can be no assurance that competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our products, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology. The occurrence of any such events could have a material adverse effect on our results of operations and financial condition.

   Patents covering a variety of semiconductor designs and processes are held by various companies. We have from time to time received, and may in the future receive, communications from third parties claiming that we may be infringing certain of such parties' patents and other intellectual property rights. Any infringement claim or other litigation against or by us could have a material adverse effect on our results of operations and financial condition.

   Virtually all of our key engineers worked at other companies or at universities and research institutions before joining us. Disputes may arise as to whether technology developed by such engineers while employed by or associated with us was first discovered when they were employed by or associated with others in a manner that would give third parties rights to such technology superior to our rights, if any. Disputes of this nature have occurred in the past, and are expected to continue to arise in the future, and there can be no assurance that we will prevail in these disputes. To the extent that consultants, vendors or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may also arise as to the proprietary rights to such information, which may not be resolved in our favor.

   We Depend upon Key Management--Our loss of certain key members of management could negatively impact our business prospects.

   We are dependent upon our ability to attract and retain highly-skilled technical, managerial and marketing personnel. We believe that our future success in developing marketable products and achieving a competitive position will depend in large part upon whether we can attract and retain skilled personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced products and to continue to grow and operate profitably. Furthermore, retention of scientific and engineering personnel in our industry typically requires us to present attractive compensation packages.

   Product Liability Exposure and Potential Unavailability of Insurance--Some of our products may be subject to product liability claims.

   Certain of our custom integrated circuits products are sold into medical markets for applications which include blood glucose measurement devices and hearing aids. In certain cases, we have provided or received indemnities with respect to possible third party claims arising from these products. Although we believe that exposure to third-party claims has been minimized, there can be no assurance that we will not be subject to third party claims in these or other applications or that any indemnification or insurance available to us will be adequate to protect us from liability. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our results of operations and financial condition.

   Y2K--We could be adversely affected if year 2000 problems are significant.

   As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems. Our failure, or the failure of one or more of our key suppliers, customers or distributors, to address successfully year 2000 issues could have a material adverse effect on our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a discussion of the actions we have taken and expenses we have incurred in connection with the Year 2000 issues.

   Adverse Effect on Sale or Trading of Old Notes--If You Do Not Exchange Your Notes Pursuant to This Exchange, It Will Be More Difficult for You to Sell Your Notes.

   It may be difficult for you to sell old notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

   If you do not tender your old notes or if we do not accept some of your old notes, those notes will continue to be subject to the transfer and exchange restrictions in:

  --the indenture;

  --the legend on the old notes; and

  --the offering circular relating to the old notes.

   The restrictions on transfer of your old notes arise because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected.

   No Active Trading Market for the Notes--You Cannot Be Sure That an Active Trading Market Will Develop For The Notes.

   The new notes are being offered to the holders of the old notes only. There is no public market for the new notes. The initial purchasers have informed us that they currently intend to make a market in the new notes. However, the initial purchasers may cease their market making at any time. The new notes could trade at prices that may be higher or lower than the initial offering price of the old notes. The liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for similar securities, existing interest rates, and by our operating results.

   No State Registration--The Notes Have Not Been Registered under State Securities Laws

   The new notes have not been registered or qualified under any state securities laws. This offer to exchange old notes for new notes is being made both to U.S. institutional investors, pursuant to exemptions from such laws for sales to such investors, and to non-U.S. persons, as state securities laws do not apply to sales to persons who are not residents of any state. In order to acquire the old notes, each holder was required to represent to us that it was either a "qualified institutional buyer" or a non-U.S. person. Holders who wish to exchange their old notes for new notes will be required to represent to us that they remain institutional investors or non-U.S. persons. Any holder who no longer qualifies as an institutional investor or who is no longer a non-U.S. person, will not be entitled to exchange its old notes for new notes, unless another state securities law exemption is available. If no such exemption is available, the holder will continue to hold the old notes, which will continue to be subject to the restrictions on transfer as set forth in the legend thereon.

                                THE TRANSACTIONS

   On May 11, 1999, we completed our recapitalization. Our shareholders and option holders immediately prior to the recapitalization who chose to receive cash in exchange for their common stock and options received aggregate cash consideration of approximately $256.0 million.

   To finance the recapitalization,

     (1) we issued the notes,

     (2) we entered into and borrowed $73.9 million under the senior credit facility,

     (3) we used existing cash on-hand at the closing of $70.5 million,

     (4) the Equity Investors and certain other investors invested $30.6 million in ICS Merger Corp., a transitory merger corporation organized by the Equity Investors,

     (5) Bain Capital made direct purchases of our common stock from certain existing shareholders for $9.6 million; and

     (6) certain members of management, including a former chairman, made a rollover and new investment of $9.8 million.

   Immediately following the merger, the senior management team and many other employees owned new common stock and options, together representing approximately 31% of our common stock on a fully-diluted basis. As of the date of this prospectus, this number has grown to 33% as a result of option grants since the recapitalization.

                                USE OF PROCEEDS

   We will not receive cash proceeds from the issuance of the new notes. We used proceeds from the sale of the old notes plus borrowings under our senior credit facility, existing cash on-hand at the closing and proceeds from the equity investment by the equity investors, certain members of management and other investors to complete the recapitalization and pay related costs, fees and expenses.

   The following table sets forth the sources and uses of funds in connection with the Transactions, which were consummated on May 11, 1999.

   Sources of Funds
   ----------------
                                                                 (in millions)
   Senior Credit Facility:
     Revolving Credit Facility (1)..............................    $  3.9
     Term Loans (2).............................................      70.0
   Notes........................................................     100.0
   Existing Cash................................................      70.5
   New Equity Investment (3)....................................      30.6
   Purchases from Existing Shareholders (4).....................       9.6
   Rollover and New Equity of Management (5)....................       9.8
                                                                    ------
       Total....................................................    $294.4
                                                                    ======

   Uses of Funds
   -------------
                                                                 (in millions)
   Redemption and Purchase of Common Stock and Vested Options
    (6).........................................................    $256.0
   Purchases from Existing Shareholders (4).....................       9.6
   Rollover and New Equity of Management (5)....................       9.8
   Fees and Expenses (7)........................................      19.0
                                                                    ------
       Total....................................................    $294.4
                                                                    ======

--------
(1) $3.9 million was borrowed at closing under the $25.0 million revolving credit facility. See "Description of Senior Credit Facility."
(2) Includes a Term A loan facility of $30.0 million and a Term B loan facility of $40.0 million. See "Description of Senior Credit Facility."
(3) Investment of funds by the Equity Investors and certain other investors in ICS Merger Corp.
(4) Direct purchases of our new common stock by Bain Capital from certain existing shareholders immediately following consummation of the merger.
(5) Rollover and new equity investment by certain members of our senior management team, consisting primarily of the exchange of certain existing common stock ($6.6 million) into our new common stock after the merger, the conversion of certain existing stock options into new stock options after the merger ($2.2 million) and deferred compensation agreements ($0.5 million), and purchases of new common stock ($0.5 million) in exchange for promissory notes.
(6) Cash redemption of our existing common stock and vested stock options, excluding the rollover equity of certain members of our management, and cash purchase of shares of our new common stock by Bain Capital from certain existing shareholders immediately following consummation of the merger.
(7) Includes commitment, placement, financial advisory, legal, accounting and other professional fees. See "Certain Relationships and Related Transactions."

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and our consolidated capitalization as of July 3, 1999. The information in the following table should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes accompanying them appearing elsewhere in this prospectus.

                                                                       As of
                                                                   July 3, 1999
                                                                   -------------
                                                                   (in millions)
Cash and cash equivalents.........................................       $9.3
                                                                      =======
Long-term debt, including current portion:
  Senior credit facility:
    Revolving credit facility.....................................        -- (a)
    Term A loan facility..........................................       30.0
    Term B loan facility..........................................       40.0
  Notes...........................................................      100.0
                                                                      -------
    Total debt....................................................      170.0
Shareholders' deficit.............................................     (106.9)
                                                                      -------
    Total capitalization..........................................    $  63.1
                                                                      =======

--------

(a) The revolving credit facility has total availability of $25.0 million, with no amounts drawn as of July 3, 1999 and no letters of credit issued.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

   The tables below set forth our unaudited pro forma consolidated financial data for the year ended July 3, 1999. The unaudited pro forma data gives effect to the adjustments described in the accompanying notes. The information in the column titled "Historical" is summarized from our historical consolidated financial statements included in this prospectus. Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. Fiscal year 1999 represents a 53-week operating cycle.

   Our recapitalization has been accounted for as a leveraged recapitalization because it did not constitute a change in control under generally accepted accounting principles. Under the recapitalization method of accounting, the historical cost basis of our assets and liabilities will be carried forward with the aggregate cost of repurchasing our common stock and certain vested options to purchase common stock accounted for as a charge to shareholders' equity.

   The following unaudited pro forma consolidated statement of operations for the year ended July 3, 1999 reflects the effect of (A) the recapitalization, and (B) the sale of certain assets of the Data Communications product group to 3Com Corporation and the sale and leaseback of our Norristown, Pennsylvania facility, which we call the fiscal year 1999 divestitures, as if they had each occurred on June 28, 1998. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and does not (i) purport to represent what our results of operations would have been if the recapitalization had occurred as of the date indicated or what such results will be for any future periods, (ii) reflect the non-recurring charge of approximately $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options that occurred upon the consummation of the recapitalization or (iii) reflect the non-recurring gain of approximately $10.7 million that was realized upon the consummation of the fiscal year 1999 divestitures. The unaudited pro forma consolidated financial data are based on assumptions that we believe are reasonable and should be read in conjunction with the Consolidated Financial Statements and notes accompanying them included elsewhere in this prospectus. A pro forma balance sheet as of July 3, 1999 has not been presented as all of the transactions described above had occurred and are reflected in our July 3, 1999 historical balance sheet.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                        For the Year Ended July 3, 1999
                                 (In thousands)

                                        Divestiture   Recapitalization   Pro
                             Historical Adjustments     Adjustments     Forma
                             ---------- -----------   ---------------- --------
Revenue....................   $139,063    $   --          $   --       $139,063
Cost and expenses:
  Cost of sales............     64,496        --              --         64,496
  Research and
   development.............     21,316     (4,508)(a)         --         16,808
  Selling, general and
   administrative..........     19,794        413 (b)        (116)(c)    20,188
                                                             (903)(d)
                                                            1,000 (e)
  Special charge...........     15,051        --          (15,051)(f)       --
                              --------    -------         -------      --------
Income from operations.....     18,406      4,095          15,070        37,571
Interest expense (income),
 net.......................        502        --           18,350 (g)    18,852
Other expense (income),
 net.......................    (10,459)    10,734 (a)         --            275
                              --------    -------         -------      --------
Income before provision for
 income taxes..............     28,363     (6,639)         (3,280)       18,444
Income tax expense.........      5,320      1,638 (h)      (1,312)(h)     5,646
                              --------    -------         -------      --------
Net income.................   $ 23,043    $(8,277)        $(1,968)     $ 12,798
                              ========    =======         =======      ========
Other Data:
EBITDA (i).................                                            $ 41,989


     See Notes to Unaudited Pro Forma Consolidated Statement of Operations

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                        For the Year Ended July 3, 1999
                                 (In thousands)

(a) On February 18, 1999, we sold certain intellectual property and equipment of our Data Communications product group to 3Com Corporation for approximately $16.0 million in cash, resulting in a $10.7 million gain. Because we retain the right to sell certain of our existing and next generation transceiver products, no adjustments have been made to eliminate the historical revenue of the Data Communications product group, which approximated $15.2 million in fiscal 1999.

    The adjustment reflects the impact on income from operations resulting from the sale of the assets of the Data Communications product group, as summarized in the table below:

                                                                     Year Ended
                                                                    July 3, 1999
                                                                    ------------
   Research and development costs, net/1/ .........................    $4,244
   Sublease income/2/ .............................................       264
                                                                       ------
   Impact on income from operations................................     4,508
   Depreciation impact included in the above adjustments...........      (384)
                                                                       ------
   EBITDA impact...................................................    $4,124
                                                                       ======

  --------
  /1/Research and development costs--Represents certain of the actual historical costs incurred by the Data Communications product group incurred through February 18, 1999, the most significant of which are the salary, stock compensation and related costs associated with the employees that became employees of 3Com Corporation upon closing of the sale, which are not being incurred post-sale. This adjustment is presented net of the estimated engineering and support costs that we will be charged under the terms of the license agreement with 3Com Corporation that was entered into as part of the transaction.
  /2/Sublease income--Represents incremental rental income that would have been earned from subletting space to 3Com Corporation in which the transferred employees continue to work. Under the terms of the lease arrangement, 3Com Corporation is required to make lease payments of approximately $100 per quarter.

(b) On April 13, 1999, we sold our corporate headquarters located in Norristown, PA. Concurrent with the sale, we entered into an operating lease arrangement for the property with the buyer.

    The adjustment reflects the impact on income from operations resulting from the sale and leaseback of the facility, as summarized in the table below:

                                                                     Year Ended
                                                                    July 3, 1999
                                                                    ------------
   Operating lease payments........................................    $(576)
   Building depreciation...........................................      163
                                                                       -----
   Impact on income from operations................................     (413)
   Depreciation impact included in above adjustments...............     (163)
                                                                       -----
   EBITDA impact...................................................    $(576)
                                                                       =====

(c) The pro forma adjustment reflects the elimination of actual compensation paid to our outside directors ($166), net of the estimated nominal compensation to be paid to outside directors prospectively ($50).

(d) The pro forma adjustment represents non-recurring investment banking, legal and other fees incurred in connection with the recapitalization and the proxy contest relating to our February 1, 1999 shareholder meeting.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                 For the Year Ended July 3, 1999 (In thousands)

(e) The pro forma adjustment represents the $1 million annual shareholder advisory fee for consulting and financial services to be provided by the equity investors. See "Certain Relationships and Related Transactions."

(f) In fiscal 1999, we recorded a $15.1 million charge related to the accelerated vesting, cash-out and conversion of employee stock options that occurred upon the consummation of the recapitalization. This charge has been added back due to its non-recurring nature.

(g) The increase in the pro forma interest expense as a result of the recapitalization is summarized in the table below:

                                                                   Year Ended
                                                                  July 3, 1999
                                                                  ------------
   Elimination of historical net interest expense................   $  (502)
                                                                    -------
   Interest on new borrowings:
   Interest expense at a weighted average interest rate of
    10.13%/1/ ...................................................    17,232
   Amortization of deferred financing costs .....................     1,620
                                                                    -------
   Interest from the requirements of the recapitalization........    18,852
                                                                    -------
   Net increase in interest expense..............................   $18,350
                                                                    =======

  /1/A 0.125% increase or decrease in the assumed weighted average interest rate for the senior credit facility would change pro forma interest expense by $200 million for the fiscal year ended July 3, 1999.

(h) Represents the income tax adjustment required to result in a pro forma income tax provision based on:(i) our historical tax provision using historical tax amounts and (ii) the direct tax effects of the pro forma adjustments described above at an estimated 40% effective tax rate.

(i) EBITDA represents earnings before interest, taxes, depreciation, amortization, other income and expense (consisting primarily of the gain/loss on sales of assets and marketable securities) and special charges. EBITDA and Pro Forma EBITDA are presented because we believe they are frequently used by security analysts in the evaluation of companies. However, EBITDA and Pro Forma EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity, as alternatives to net income as an indicator of our operating performance, or as an alternative to any other measures of performance in accordance with generally accepted accounting principles.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                 For the Year Ended July 3, 1999 (In thousands)


   The following table sets forth a reconciliation of Historical EBITDA to Pro Forma EBITDA:

                                                                   Year Ended
                                                                  July 3, 1999
                                                                  ------------
   Historical EBITDA.............................................   $38,422
   Sale of Data Communications product group.....................     4,124
   Sale and leaseback of headquarters............................      (576)
   Board of directors compensation...............................       116
   Costs directly related to the recapitalization and proxy
    contest......................................................       903
   Shareholder advisory fee......................................    (1,000)
                                                                    -------
   Pro Forma EBITDA..............................................   $41,989
                                                                    =======

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. Our selected historical consolidated statements of operations data for the fiscal years ended July 3, 1999, June 27, 1998, June 28, 1997 and the selected historical consolidated balance sheet data as of July 3, 1999 and June 27, 1998 were derived from our historical consolidated financial statements that were audited by KPMG LLP, whose report appears elsewhere in this prospectus. Our selected historical statements of operations data for the fiscal years ended June 29, 1996 and June 30, 1995 and the selected historical balance sheet data as of June 28, 1997, June 29, 1996 and June 30, 1995 were derived from our audited financial statements that are not included in this prospectus. The selected historical consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes accompanying them included elsewhere in this prospectus.

                                         Year Ended (a)
                          -------------------------------------------------
                           July 3,   June 27,  June 28,  June 29,  June 30,
                            1999       1998      1997      1996      1995
                          ---------  --------  --------  --------  --------
                                         (dollars in thousands)
Statement of Operations
 Data:
Revenue.................  $ 139,063  $160,634  $104,359  $91,330   $97,745
Cost and expenses
 Cost of sales..........     64,496    88,859    59,137   54,848    45,649
 Research and
  development...........     21,316    19,797    13,521   10,547    10,995
 Selling, general and
  administrative........     19,794    19,678    15,654   18,653    20,450
 Special charges (b)....     15,051       --     11,196    3,257     7,428
                          ---------  --------  --------  -------   -------
Income from operations..     18,406    32,300     4,851    4,025    13,223
Interest expense net....      2,955        64        63      403       715
Gain on sale of assets..    (10,734)      --        --       --        --
Interest income and
 other expense (income),
 net....................     (2,178)   (1,984)    5,984   (2,390)   (1,126)
                          ---------  --------  --------  -------   -------
Income (loss) from
 continuing operations
 before income taxes....     28,363    34,220    (1,196)   6,012    13,634
Income tax expense......      5,320    12,845     6,314    1,376     5,151
                          ---------  --------  --------  -------   -------
Income (loss) from
 continuing operations..     23,043    21,375    (7,510)   4,636     8,483
Loss from discontinued
 operations (c).........        --        --       (909)    (721)   (3,560)
                          ---------  --------  --------  -------   -------
Net income (loss).......  $  23,043  $ 21,375  $ (8,419) $ 3,915   $ 4,923
                          =========  ========  ========  =======   =======
Other Financial Data:
EBITDA (d)..............  $  38,422  $ 36,879  $ 19,791  $10,411   $23,690
Depreciation and
 amortization...........      4,965     4,579     3,744    3,129     3,039
Capital expenditures....      7,694     8,139     3,358    4,390     3,834
Ratio of earnings to
 fixed charges (e)......        9.0x    105.7x      --       9.5x     16.4x
Balance Sheet Data (at
 end of period):
Cash and cash
 equivalents ...........  $   9,285  $ 25,340  $ 18,425  $27,376   $ 9,960
Total assets............     87,795   108,009    90,622   87,571    77,691
Total debt..............    170,030     1,523     1,709    4,063     3,774
Total shareholders'
 equity (deficit).......   (106,912)   89,768    70,147   69,165    62,484

          See Notes to Selected Historical Consolidated Financial Data

            Notes to Selected Historical Consolidated Financial Data
                                 (In thousands)

(a) Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. All of the fiscal year periods presented represent a 52-week operating cycle, except for fiscal year 1999 which represents 53 weeks.

(b) Special charges consist of the following:

                                               Year Ended
                              ------------------------------------------------
                              July 3,   June 27,  June 28,  June 29,  June 30,
                                1999      1998      1997      1996      1995
                              --------  --------  --------  --------  --------
   Compensation cost/1/...... $ 15,051  $   --    $   --    $   --    $   --
   Change in business
    strategy.................      --       --        --        --      3,822
   Facility closings.........      --       --        --      1,757       --
   Discontinued product
    lines....................      --       --        --        --      3,606
   Write-off of in-process
    research and development
    costs....................      --       --     11,196     1,500       --
                              --------  -------   -------   -------   -------
                              $ 15,051  $   --    $11,196   $ 3,257   $ 7,428
                              ========  =======   =======   =======   =======
  --------
  /1/In connection with the recapitalization, the Company recorded a compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.

(c) In fiscal 1995, we acquired a 51% majority interest in ARK Logic, Inc., a developer of complex graphic accelerator chips. Subsequently, in fiscal year 1997, we disposed of our majority interest in ARK Logic, Inc. The disposition of ARK Logic, Inc. was accounted for as a discontinued operation and all periods prior to the disposition have been restated to reflect this presentation.

(d) EBITDA represents earnings from continuing operations before interest, taxes, depreciation, amortization, other income and expense and special charges. EBITDA is presented because we believe that it is frequently used by security analysts in the evaluation of companies. However, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measures of performance in accordance with generally accepted accounting principles.

     The following table sets forth a reconciliation of income (loss) from continuing operations before income taxes to EBITDA (See notes to "Unaudited Pro Forma Consolidated Statements of Operations" for additional details):

                                               Year Ended
                              ------------------------------------------------
                              July 3,   June 27,  June 28,  June 29,  June 30,
                                1999      1998      1997      1996      1995
                              --------  --------  --------  --------  --------
   Income (loss) from
    continuing operations,
    before income taxes...... $ 28,363  $34,220   $(1,196)  $ 6,012   $13,634
   Depreciation and
    amortization.............    4,965    4,579     3,744     3,129     3,039
   Interest expense..........    2,955       64        63       403       715
   Interest income and other
    expense (income), net....   (2,178)  (1,984)    5,984    (2,390)   (1,126)
   Gain on sale of assets....  (10,734)     --        --        --        --
   Special charges...........   15,051      --     11,196     3,257     7,428
                              --------  -------   -------   -------   -------
   EBITDA.................... $ 38,422  $36,879   $19,791   $10,411   $23,690
                              ========  =======   =======   =======   =======

            Notes to Selected Historical Consolidated Financial Data
                                 (In thousands)


(e) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consists of interest expense, including amortization of financing costs, and the portion of operating rental expense which we believe is representative of the interest component of rent expense. Earnings were insufficient to cover fixed charges by $1,350 for the year ended June 28, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

   We currently operate through two segments: Clocks and Non-Clocks. Within our Clocks business group is our FTG group, which sells Clock products for PC, non-PC applications and pixel clocks for PC video applications that integrate certain of our proprietary mixed-signal cores with frequency timing generators. The Non-Clock product group sells integrated circuits called transceivers used primarily to receive and transmit electronic data between PCs in networking applications and custom mixed-signal integrated circuits that combine analog and digital technology.

   The following table sets forth statement of operations line items as a percentage of total revenue for the periods indicated and should be read in conjunction with the Consolidated Financial Statements and notes thereto.

                                                      Year Ended
                                             --------------------------------
                                             July 3,    June 27,    June 28,
                                               1999       1998        1997
                                             --------   ---------   ---------
                                              (Expressed as a percentage
                                                  of total revenue)
Revenues....................................     100.0%     100.0%      100.0%
Cost and expenses:
Cost of sales...............................      46.4       55.3        56.7
Research and development expense............      15.3       12.3        13.0
Selling, general and administrative
 expense....................................      14.1       12.1        14.5
Amortization of goodwill....................       0.2        0.2         0.5
Special charges:
  Compensation costs........................      10.8        --          --
  Write-off of in-process research and
   development costs........................       --         --         10.6
                                              --------   --------    --------
Operating income............................      13.2       20.1         4.7
Gain on sale of assets......................      (7.8)       --          --
Interest and other income...................      (1.5)      (1.2)       (1.7)
Interest expense............................       2.1        --          0.1
Impairment in equity investment.............       --         --          6.8
Minority interest...........................       --         --         (0.1)
Equity loss of investee.....................       --         --          0.8
                                              --------   --------    --------
Income (loss) before income taxes from
 continuing operations......................      20.4       21.3        (1.2)
Income tax expense..........................       3.8        8.0         6.0
                                              --------   --------    --------
Income (loss) from continuing operations....      16.6       13.3        (7.2)
Loss from discontinued operations...........       --         --         (0.9)
                                              --------   --------    --------
Net income (loss)...........................      16.6%      13.3%      (8.1%)
                                              ========   ========    ========

 Fiscal Year 1999 as compared to Fiscal Year 1998

Revenue

   We achieved revenue of $139.1 million in fiscal year 1999, as compared to $160.6 million in fiscal year 1998. This decrease in fiscal year 1999 revenue was attributable to a decrease in revenue from the Non-Clock product lines.

Clocks

   Our Clock component revenue increased $17.1 million to $107.7 million for fiscal year 1999 as compared to the prior year. The increase is attributable to strong demand from PC motherboard OEM customers. The average selling price for clocks declined 6.0% from fiscal year 1998 to fiscal year 1999 while volume increased 27.5%.

   Clock components contributed approximately 77.5% and 56.4% of total revenue in fiscal years 1999 and 1998, respectively. We are currently involved in the design of FTGs for the next generation of PC motherboards. In particular, FTGs are being used for the Pentium III (high-end motherboard), Whitney (sub-$1,000 PC motherboard) and Mobile BX (new notebook motherboard) platforms, all of which are being released in calendar 1999. We are planning to expand into high performance clocking solutions supporting networking, telecommunication, workstation and server applications.

   The sale of pixel clocks to the flat panel display market is an area of growth. The flat panel display market is an emerging market, representing less than 4% of PC monitors sold worldwide today.

   Major customers in fiscal year 1999 were: Maxtek Technology, SCI, Asustek Computer, Giga-Byte Technology, Acer, Intel, MEC Technology, Seagate, Amega, Hitachi and Hughes Network.

Non-Clocks

   Non-Clocks' component revenue represented approximately 22.5% of total revenue in fiscal year 1999, as compared to 43.6% in fiscal year 1998. This is due to the decreased market share from network system suppliers of the single chip 10/100-Mb transceivers. In fiscal year 1998, we shifted our focus away from the transceiver market to our other product groups. We sold certain intellectual property and equipment of our Data Communications product group to 3Com Corporation on February 18, 1999, but will still continue to sell and support existing and the next generation fast ethernet transceiver products.

Foreign Revenue

   Foreign revenue, which resulted primarily from sales to offshore customers was 68.8% and 58.8% of total revenue in fiscal years 1999 and 1998, respectively. While the percentage increase reflected growing sales to the Pacific Rim markets, certain of our international sales were to customers in the Pacific Rim who in turn sold some of their products to North America, Europe and other non-Asian markets. Our sales are denominated in U.S. dollars.

Cost of Sales

   Cost of sales consists of costs related to the purchase of processed wafers, assembly and testing services provided by third-party suppliers, as well as costs arising from in-house product testing, shipping, quality control and manufacturing support operations. Cost of sales as a percentage of total revenue was 46.4% in fiscal year 1999, as compared to 55.3% in fiscal year 1998. We have continued to realize material cost savings in the manufacturing processes. We have received price reductions from their subcontractors and are also realizing savings from their internal testing site in Singapore. These cost savings have helped to improve our gross margin.

Research & Development

   Research and development expense expressed as a percentage of revenue was 15.3% in fiscal year 1999, as compared to 12.3% in fiscal year 1998. In dollar terms, research and development spending increased 7.7% from fiscal year 1998 to 1999. The increase is attributable to a compensation charge of $1.3 million arising from the modifications of stock options owned by certain employees affected by the sale of assets to 3Com. As a result of the sale of assets to 3Com, we expect that there will be savings in research and development expenses, which will be offset by additional expenses incurred to support our expansion into high performance clocking solutions supporting networking, telecommunication, workstation and server applications.

Selling, General and Administration

   Selling, general and administration expense was 14.1% and 12.1% of total revenues in fiscal years 1999 and 1998, respectively. In monetary terms, expenses have increased 0.6% from fiscal year 1998 to fiscal year 1999. The increase from 1998 to 1999 represents increased charges for the proxy contest relating to our annual shareholders' meeting. We were faced with a proxy contest that was waged by our former Chief Executive Officer. As a result of the proxy contest, we have incurred mailing, legal and printing costs of approximately $0.8 million for our annual meeting, in excess of those historically incurred for routine and annual shareholders' meetings, during both the second and third quarters of fiscal year 1999. This was offset by the decrease in variable selling expenses as a result of decreased revenues.

Special Charge

   In connection with the recapitalization, we recorded a compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.

Operating Income

   Expressed as a percentage of revenue, operating income was 13.2% and 20.1% in fiscal years 1999 and 1998, respectively. In dollar terms, operating income was $18.4 million in fiscal year 1999 compared to $32.3 million in fiscal year 1998. Fiscal year 1999 includes a special charge relating to the vesting period for outstanding options arising from the management-led buyout of $15.1 million. Accordingly, operating income before special charges was 24.0% of revenue in fiscal year 1999 as compared to 20.1% in fiscal year 1998.

Gain on Sale of Assets

   In the third quarter of fiscal year 1999, we sold intellectual property and engineering hardware and software from our data communications product line to 3Com Corporation for $16.0 million in cash. We recognized $10.7 million as the gain on the sale.

Interest and Other Income

   Interest and other income was $2.2 million in fiscal year 1999 and $2.0 million in fiscal year 1998. Interest income increased as a result of higher cash balances available for investing.

Interest Expense

   Interest expense was $3.0 million in fiscal year 1999 and $64,000 in fiscal year 1998. The increase in interest expense is attributable to the financing obtained in connection with the recapitalization.

Income Taxes

   After adjusting for minority interest and equity investment, our effective tax rate related to income from continuing operations was 18.8% and 37.5% for fiscal years 1999 and 1998, respectively. The effective tax rate for fiscal years 1999 and 1998 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. The significant decrease from fiscal years 1998 to 1999 is the result of the profitability of the Singapore operations being larger than the domestic operations. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $4.3 million liability.

Net Income (Loss)

   Fiscal year 1999 reflects a net income of $23.0 million as compared to a net income of $21.4 million for fiscal year 1998. Excluding special charges, however, net income for fiscal year 1999 would have been $32.8 million. The changes in income are disclosed in the previous paragraphs.

 Fiscal Year 1998 as compared to Fiscal Year 1997

Revenue

   We achieved revenue of $160.6 million and $104.4 million in fiscal years 1998 and 1997, respectively.

Clocks

   Our Clock component revenue increased $27.3 million to $90.6 million for fiscal year 1998 as compared to the prior year. The acquisition of MicroClock, Inc. in the third quarter of fiscal year 1997 accounted for $14.1 million of the increase with the remaining amount attributable to strong demand from PC motherboard Original Equipment Manufacturer ("OEM") customers. The average selling price for frequency timing generators ("FTGs") remained approximately the same year-to-year, while volume increased 45.0%.

   Clock components contributed approximately 56.4% and 60.6% of total revenue in fiscal years 1998 and 1997, respectively. Although the FTG markets for motherboard and PC peripheral applications are expected to continue to be major sources of revenue, we intend to increase our FTG presence in non-PC applications which comprised less than 10% of total FTG component revenue in fiscal year 1998. Fiscal year 1998 also reflected the emerging shipments of pixel clocks for flat panel display.

   Major customers in fiscal year 1998 include: Maxtek, SCI, Asustek, Giga-Byte, Acer, Intel, MEC, Compaq, DELL, Seagate, Amega and Hitachi.

Non-Clocks

   Non-Clocks component revenue represented approximately 43.6% in fiscal year 1998 and 32.9% of total revenue in fiscal year 1997. Increases in fiscal year 1998 revenue were due to increased penetration of our transceiver products within network system suppliers and revived demand for PC video graphics products. In fiscal year 1999, we shifted our focus away from the transceiver market to our other product groups. We sold certain intellectual property and equipment of our Data Communications product group to 3Com Corporation on February 18, 1999, but still continue to sell and support existing and next generation fast ethernet transceiver products.

Turtle Beach

   As a result of the merger of Turtle Beach and Voyetra, Turtle Beach was de-consolidated commencing November 30, 1996. Our 35% share of net losses at Voyetra was recorded under the equity method of accounting during the remainder of fiscal year 1997. Revenues were 6.5% of total revenue in fiscal year 1997.

   During the fourth quarter of fiscal year 1997, we determined that, due to significant events and changes in circumstances, it was probable that our investment in Voyetra would not be recoverable. Accordingly, we recorded an impairment loss of approximately $7.1 million on our investment in Voyetra in the fourth quarter of 1997.

Foreign Revenue

   Foreign revenue, which resulted primarily from sales to offshore customers, was 58.8% and 60.3% of total revenue in fiscal years 1998 and 1997, respectively. The decrease in fiscal year 1998 reflected a substantial increase of Data Communications shipments in North America. Certain of our international sales were to customers in the Pacific Rim who in turn sold some of their products to North America, Europe and other non-Asian markets. Our sales are denominated in U.S. dollars.

Cost of Sales

   Cost of sales consists of costs related to the purchase of processed wafers, assembly and testing services provided by third-party suppliers, as well as costs arising from in-house product testing, shipping, quality control and manufacturing support operations. Cost of sales as a percentage of total revenue was 55.3% in fiscal year 1998 and 56.7% in fiscal year 1997. The decrease in cost of sales in fiscal year 1998 reflected reduced material costs, conversion to in-house testing in Singapore and favorable product mix trends. These cost savings have helped to improve our gross margin.

Research & Development

   Research and development expense expressed as a percentage of revenue was 12.3% in fiscal year 1998, as compared to 13.0% in fiscal year 1997. In dollar terms, research and development spending increased 46.4% from fiscal year 1997 to 1998, primarily as a result of the hiring of additional engineering personnel, investment in new design tools and increased activity related to new product development and enhancement programs for existing standards products.

Selling, General and Administration

   Selling, general and administration expense was 12.1% and 14.5% of total revenues in fiscal years 1998 and 1997, respectively. In monetary terms, expenses increased 28.6% from fiscal year 1997 to fiscal year 1998. The increase from fiscal year 1997 to fiscal year 1998 primarily represents increases in variable costs associated with revenue growth, including $0.5 million for bad debt reserves.

Special Charge

   Fiscal year 1997 included a special charge of $11.2 million as a result of the write-off of in-process research and development costs arising from the acquisition of MicroClock.

Operating Income

   Expressed as a percentage of revenue, operating income was 20.1% and 4.7% in fiscal years 1998 and 1997, respectively. In dollar terms, operating income was $32.3 million in fiscal year 1998 as compared $4.9 million in fiscal year 1997. Fiscal year 1997 includes a special charge of $11.2 million as a result of the write-off of in-process research and development costs arising from the acquisition of MicroClock. Accordingly, operating income before special charges was 20.1% of revenue in fiscal year 1998, as compared to 15.3% in fiscal year 1997.

Interest and Other Income

   Interest and other income was $2.0 million in fiscal year 1998 as compared to $1.8 million in fiscal year 1997. Interest income increased as yields on our investments improved.

Interest Expense

   Interest expense was $64,000 in fiscal year 1998 and $63,000 in fiscal year 1997. Interest related to the PIDA loan on the Valley Forge building.

Equity Investment and Minority Interest

   On November 29, 1996, we signed a Merger Agreement to merge Turtle Beach Systems ("Turtle Beach") with Voyetra Technologies Inc. in exchange for approximately 35% equity interest in the combined business. Prior to the merger, we recorded income of $0.2 million relating to the minority interest in Turtle Beach. The minority interest represents the ownership interest in Turtle Beach Systems that we did not own prior to the merger. In connection with the merger, we also entered into a Revolving Credit Agreement and Note ("Revolving Credit Agreement") with Voyetra, pursuant to which we agreed to make loans to Voyetra up to an aggregate of $3.5 million, subject to certain covenants. We accounted for our investment in Voyetra under the equity method of accounting, and recorded an impairment loss of $0.9 million on this investment in the fourth quarter of fiscal year 1997.

   During the fourth quarter of fiscal year 1997, we determined that significant events and changes in circumstances had occurred subsequent to the merger that indicated it was probable that our investment in Voyetra would not be recoverable. In the opinion of our management, Voyetra experienced an adverse shift in the fundamentals of our business, which resulted in deteriorating gross profit margins and a substantial increase in operating losses. In addition, during the fourth quarter of fiscal year 1997, we notified Voyetra that they had violated certain covenants and were in default under the Revolving Credit Agreement. As such, we were under no obligation to provide financing under the Revolving Credit Agreement. As a result of these developments, our management estimated that the undiscounted cash flows anticipated for Voyetra would not be sufficient to recover the carrying value of our investment and a write-down to fair value was required. Consequently, in the fourth quarter of fiscal year 1997, we recorded an impairment loss of $7.1 million on our investment in Voyetra, which is included in the Statement of Operations as Impairment in equity investment.

   In the second quarter of fiscal year 1998, Voyetra filed a complaint in the Supreme Court of the State of New York against us. At the end of the second quarter, we reached a settlement with Voyetra. Voyetra released us from all claims and all obligations with respect to the Voyetra/Turtle Beach merger agreement in exchange for assumption of certain liabilities of Turtle Beach by us, a $200,000 cash payment, and return of Voyetra stock held by the Company. As of June 27, 1998, we have settled these obligations and returned the Voyetra stock.

Income Taxes

   After adjusting for minority interest and equity investment, our effective tax rate related to income from continuing operations was 37.5% and 95.8% for fiscal years 1998 and 1997, respectively. The effective tax rate for fiscal year 1998 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. The effective tax rate for fiscal year 1997 includes a $11.2 million non-deductible intangible write-off related to the acquisition of MicroClock, Inc. and a $7.1 million capital loss for the impairment of the Voyetra investment.

Discontinued Operations

   During the third quarter of fiscal year 1997, we implemented a plan, with approval of the Board of Directors, to dispose of our majority interest in our subsidiary, ARK Logic, within a 12-month period. Unlike our core business of developing mixed signal components, ARK Logic uses different design tools and technology to engineer complex digital circuits. Accordingly, we have presented ARK Logic as discontinued operations and all prior periods have been restated to reflect this presentation. We recorded a charge of $1.5 million in the third quarter of fiscal year 1997, including severance and other exit costs. Subsequently, on June 17, 1997, we sold approximately 80% of our holdings in ARK Logic to Vision 2000 Ventures, Ltd. for which a gain of $2.4 million, including the reversal of severance and facility termination accruals, was recorded. Our remaining ownership interest in ARK Logic (approximately 11%) was written off in the fourth quarter of fiscal year 1997.

Net Income (Loss)

   Fiscal year 1998 reflects a net income of $21.4 million as compared to a loss of $8.4 million for fiscal year 1997. Excluding special charges, equity investment related charges and minority interest, however, net income for fiscal year 1997 was $10.6 million. The changes in income are disclosed in the previous paragraphs.

Liquidity, Capital Resources and Inflation

   As a result of the recapitilization, we are in a heavily leveraged financial position as of July 3, 1999. As a result of the borrowings incurred to finance the recapitalization transaction, our total liabilities exceed our total assets by approximately $106.9 million as of July 3, 1999.

   As of October 2, 1999, our principal sources of liquidity included approximately $9.6 million in cash and investments, as compared to $41.8 million at June 27, 1998. The investments primarily consist of commercial paper and money markets with various maturities up to three months. During fiscal year 1999, we generated $24.5 million in cash from our operating activities, as compared to $22.3 million during fiscal year 1998 and $10.4 million in fiscal year 1997. The increase in fiscal year 1999 was primarily due to improved operating results, decreased accounts receivable as a result of improved collection efforts, and reduced inventory. Our days sales outstanding decreased slightly from 52 days in fiscal year 1998 to 49 days in fiscal year 1999, while inventory turns increased from 5.6 times in fiscal year 1998 to 7.3 times in fiscal year 1999. We have recorded a provision for doubtful accounts for $0.5 million, and also increased our inventory obsolescence reserve by $1.8 million.

   Expenditures for property and equipment were $7.7 million in 1999 as compared to $8.1 million in fiscal year 1998. The decreased expenditures are primarily attributable to the start up of the Singapore facility and the investment in design and testing tools and software in fiscal year 1998, offset by expenditures for the San Jose facility in fiscal year 1999.

   We expect to incur $6.0 to $7.0 million in start-up costs for our expansion into high performance clocking solutions supporting networking, telecommunication, workstation and server applications during fiscal year 2000.

   During fiscal year 1998, under our existing wafer supply contract with CSM, we advanced the final $2.0 million installment of our deposit with CSM whereby CSM would supply an agreed minimum quantity of wafers from April 1996 through June 2002. On October 7, 1998, we assumed a third party's wafer purchase contract with CSM. The agreement required us to advance $12.0 million as part of a mutual commitment for CSM to supply and to purchase an agreed upon minimum quarterly quantity of wafers over a twenty-seven month period from October 1, 1998 to December 31, 2000. The contracts require CSM to refund our deposit by progressive installments based upon the volume of purchases made by the Company. CSM has refunded $2.1 million and $4.5 million to us in fiscal years 1998 and 1999, respectively. As of July 3, 1999 and June 27, 1998, amounts due from CSM were $15.3 million and $7.9 million, respectively. We had previously entered into a similar agreement with one of our other wafer suppliers, American Microsystems, Inc., by which deposits totaling $5.5 million were placed in fiscal year 1995 and we received $2.6 million from AMI in fiscal year 1998 extinguishing the balance of any outstanding deposit at AMI.

   In the third quarter of fiscal year 1999, we sold intellectual property and engineering hardware and software related to our data communications product line to 3Com Corporation for approximately $16.0 million in cash, resulting in a $10.7 million gain.

   On June 17, 1997, we sold approximately 80% of our share holdings in ARK Logic to Vision 2000 Ventures, Ltd. for cash of approximately $2.4 million, of which 20% was held in escrow. The escrow plus interest of $0.5 million was returned to us in June 1999. As part of such divestiture, a shareholders' agreement, which required us to buy the remaining 49% minority interest in ARK Logic at a future period, was terminated.

   On February 28, 1997, we acquired all the capital stock of MicroClock, Inc., a producer of clock synthesizer integrated circuits for various applications, for approximately $16.4 million, consisting of $6.4 million in cash and 608,504 shares of ICS common stock. Our shares exchanged in the transaction were restricted from sale for one year, and therefore the shares were valued at a 20% discount from the closing price on the date of issuance based on an independent valuation.

   The acquisition was accounted for under the purchase method of accounting and resulted in a charge of $11.2 million related to the write-off of in-process research and development costs and the recording of goodwill of $1.7 million, which is being amortized over 7 years. In determining the write-off of in-process research and development expenses, MicroClock was valued as a whole, and then the portion of the value attributable to technology, which had not reached technical and/or commercial feasibility, was identified. This was determined to be in-process research and development, and the residual portion of the purchase consideration after assigning values to the net tangible assets and in-process research and development was recorded as goodwill. The method used in making the determination was the discounted probable future cash flows on a product by product basis. The assumptions used in the appraisal were a projected three-year net cash flow on a product with no material changes from historical pricing, margins and expense levels. The amount attributable to goodwill was included as an amortizable item on our balance sheet, and the amount attributable to in-process research and development was written off as not being sufficiently evolved to be commercialized or to readily ascertain the future commercial value of the same as of the date of acquisition. Revenues and results of operations of MicroClock were not significant to our consolidated statement of operations for the year ended June 28, 1997, and accordingly, pro forma information as if the transaction had occurred on June 29, 1996, has not been presented.

   The in-process research and development projects included applications such as communications, desktop, notebook, set top boxes and oscillators. These projects enabled us to reach a customer base in which it had not been able to reach, break into a new market with the consumer electronics applications and offered additional future returns. The risks associated with their timely completion included technical issues relating to the projects, ability to retain our employee base after the merger and ability to obtain project materials from third party vendors. Management assigned approximately 87% of MicroClock's total product value to the in-process research and development projects at the time of acquisition. We have spent an additional $885,000 on these projects and had taken six months to complete these projects. We used our working capital to fund the completion of these projects.

   On November 29, 1996, we signed a Merger Agreement to sell our approximate 87% interest in Turtle Beach to Voyetra in exchange for an approximate 35% equity interest in Voyetra. Voyetra was a supplier of music and audio software. In connection with the merger, we also entered into a Revolving Credit Agreement with Voyetra, pursuant to which we agreed to make loans to Voyetra up to an aggregate of $3.5 million, subject to certain restrictions and covenants. As of June 28, 1997, Voyetra was not in compliance with certain covenants. As such, we decided to cease funding under the Revolving Credit Agreement.

   On November 5, 1997, Voyetra filed a complaint in the Supreme Court of the State of New York against us. On December 31, 1997, we reached a settlement with Voyetra in which Voyetra agreed to release us from all claims and relieve us of all obligations with respect to the Voyetra/Turtle Beach merger agreement in exchange for assumption of certain liabilities of Turtle Beach, a $200,000 cash payment, and the return of Voyetra stock held by the Company. As of June 27, 1998, we have settled these obligations and returned the Voyetra stock held by the Company to Voyetra.

   On May 11, 1999, we merged with ICS Merger Corp., a transitory merger company formed and wholly owned by the Equity Investors. The following events, referred to as our recapitalization, provided the consideration for the redemption and purchase of our outstanding shares of common stock and vested options, together with the redemption and purchase of our outstanding shares of common stock and vested options, together with the payment of fees and expenses, totaling $294.4 million that took place on May 11, 1999:

  . an investment made by the Equity Investors and certain other investors totaling $40.2 million in cash, consisting of an equity investment in ICS Merger Corp. ($30.6 million), and direct purchases of our common stock from certain existing shareholders ($9.6 million);

  . a rollover and new equity investment by certain members of our senior management team of $9.8 million, consisting primarily of:

    . Certain existing common stock ($6.6 million) that was converted into our new common stock after the merger; and

    . Certain existing stock options that were converted into new stock options after the merger ($2.2 million) and deferred compensation agreements ($0.5 million);

    . purchases of new common stock ($0.5 million) in exchange for promissory notes;

  . borrowing of $70.0 million in term loans and $3.9 million under a $25.0 million revolving line of credit;

  .  the offering of $100.0 million in Senior Subordinated Notes; and

  .  the use of cash on-hand of $70.5 million.

   The merger was approved by our previous board of directors and the board of directors of ICS Merger Corp., and was also approved by the previous shareholders at a meeting held on May 10, 1999.

   Since the recapitalization, our common stock is no longer traded on the Nasdaq National Market or any exchange, price quotations are no longer available and the registration of our common stock under the Exchange Act has been terminated. From the time of the recapitalization until the date of this prospectus, we have not been required to file periodic reports with the SEC. Now that the registration statement of which this prospectus is a part has been declared effective, we will once again be required to file periodic reports with the SEC so long as any old notes or new notes are outstanding.

   The term A loan is payable over varying quarterly installments beginning September 30, 1999 through May 11, 2004. The term B loan is payable over varying quarterly installments beginning September 30, 1999 through May 11, 2006. The revolving loans can be borrowed and repaid without paying a premium or penalty, other than payment of breakage costs and reimbursement of the lenders' actual re-employment costs under certain circumstances through May 30, 2004. The revolving credit facility permits total availability of $25.0 million. At our option, the interest rates under the senior credit facility will be either (1) the base rate, which is the higher of the prime lending rate or 0.5% in excess of the federal funds effective rate, plus a margin or (2) adjusted LIBOR plus a margin. The margins of the different loans under the senior credit facility will initially be set and then will vary according to a pricing grid based upon the consolidated leverage ratio as follows: the initial margin on the term A loan and revolving loans will be 2.0% over the base rate or 3.0% over adjusted LIBOR, and then on each of the term A and revolving loans the margins will range from 1.75%-0.75% for base rate or from 2.75%-1.75% for adjusted LIBOR; and the initial margin on the term B loan will be 2.5% over the base rate or 3.5% over adjusted LIBOR, and then on the term B loans the margins will range from 2.25%-2.00% for base rate or from 3.25%-3.00% for adjusted LIBOR.

   The $100.0 million of Senior Subordinated Notes are due May 15, 2009. Interest on the notes will accrue at the rate of 11.5% per annum and will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 1999, to holders of record on the immediately preceding May 1 and November 1. Except in the case of certain equity offerings by us and certain kinds of changes of control, we can not choose to redeem the notes until May 15, 2004. At any time before May 15, 2002, we can choose to redeem up to 35% of the outstanding notes with money that we raise in one or more equity offerings, as long as we pay 11.5% of the principal amount of the notes plus accrued interest and at least $65.0 million of the notes originally issued remain outstanding afterwards. All of our domestic subsidiaries guarantee the notes with unconditional guarantees of payment that will rank below their senior indebtedness, but will rank equal to their other senior subordinated indebtedness in right of payment. The notes contain covenants that limit what we may do, such as paying dividends, incurring additional indebtedness, transfer or selling assets and consolidate or merge or sell all or substantially all of our assets of subsidiaries.

   Certain of our loan agreements require the maintenance of specified financial ratios and impose financial limitations. As of July 3, 1999, we were in compliance of our credit facility.

   During fiscal year 1999, not including the redemption of common stock in the recapitalization, we repurchased $3.0 million of our common stock versus $13.0 million in the prior year. Proceeds and the tax benefit for stock option exercises were $1.3 million in fiscal year 1999 versus $11.2 million in the prior year. As a result of the recapitalization, we no longer hold shares in treasury.

   Management believes that the existing sources of liquidity and funds expected to be generated from operations will adequately fund our anticipated working capital needs. We have acquired technology companies in the past, and may continue to make strategic acquisitions in the future. Such potential transactions may require substantial resources which, to the extent not provided by internally generated sources, would require us to draw from our revolving credit facility.

Inflation

   Inflation has not had a significant impact on our results of operations.

Year 2000

   The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, a temporary inability to process transactions, send invoices, or engage in normal business activities.

   Our formal Year 2000 readiness program includes analysis of potentially affected business and process systems and replacement or correction of all non-compliant critical business and process systems that we will need in the new millennium. As of July 3, 1999, our internal application systems, infrastructure and procedures, and manufacturing and control processes were Year 2000 compliant. In connection with our Year 2000 readiness program, we were required to modify or replace certain portions of our internal systems. We used internal resources to reprogram or replace then test the software for Year 2000 changes.

   We rely on subcontractors for wafer manufacture, assembly and testing of products. We have sent questionnaires to these critical suppliers to determine the extent to which our operations are exposed to failure of Year 2000 issues. We have received positive responses from all of our vendors, promising to be Year 2000 compliant by the fall of 1999. There can be no assurance that they will be successful in resolving any Year 2000 issues, enabling the Company to continue receiving products from these suppliers. The failure of our vendors to resolve these issues could result in a shutdown of some or all our operations, which would have a material adverse effect on us.

   We utilize third-party network equipment and software products, which may or may not be Year 2000 compliant. We have begun formal communications, through questionnaires, with critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are Year 2000 capable. We have received positive responses from all of these suppliers, promising to be Year 2000 compliant by the fall of 1999. We do not currently have any information concerning the Year 2000-compliance status of our customers. If any of our significant customers and suppliers do not successfully, and in a timely manner, achieve Year 2000 compliance, our business or operations could be adversely affected. There can be no assurance that another company's failure to ensure Year 2000 capability would not have an adverse effect on us. The products that we sell are not date-sensitive, and therefore product related exposures are low.

   The total expense of the Year 2000 project to date is approximately $100,000, which is not material to our business operations or financial condition. Although we believe that resolution of the Year 2000 issue will not require material additional costs and will not have a material adverse effect on our results of operations, there can be no assurance that additional material compliance costs will not be incurred or that we will be able to resolve in a timely manner any Year 2000 issues that arise. The expenses of the Year 2000 project are being funded through operating cash flows.

   Our contingency plan, in case of failure due to Year 2000, consists of stocking volume parts by December 31, 1999, so that stock is still available in the event of a production shut down. We have qualified secondary sources for wafer fabrication, assembly and testing, but identified third and fourth backup sources as well. We put backup generators for power at all of our critical sites. There can be no assurance that our contingency plan will adequately address issues that may arise in the year 2000. Our failure to successfully resolve such issues could result in shutdown of some or all of our operations, which would have a material adverse effect on us.

New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. We will adopt the requirements of this statement in fiscal year 2001.

Quantitative and Qualitative Disclosures About Market Risk

   Foreign Currency Exposures. Our sales are denominated in U.S. dollars, accordingly, we do not currently engage in foreign currency hedging or other derivative trading activities.

   Interest Rate Risk. Because our obligations under the bank credit facility bear interest at variable rates, our results of operations are sensitive to changes in prevailing interest rates. We currently do not engage in interest rate hedging activities. We manage our interest rate risk by keeping variable rate instruments at less than 50% of total debt instruments.

                               INDUSTRY OVERVIEW

Overview

   Semiconductors, also referred to as integrated circuits, are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The two basic functional technologies for semiconductor products are analog and digital.

   Analog (or linear) devices monitor, amplify or transform analog signals. Analog signals vary continuously over a wide range of values. Analog circuits provide a critical interface between electronic systems and a variety of real-world phenomena such as sound, light, temperature, pressure, weight and speed.

   Digital devices perform binary arithmetic functions on data represented by a series of on/off states mathematically represented by "1s" and "0s". Historically, the digital integrated circuit market has been primarily focused on the fast growing markets for computing and information technology systems. Increasing demands for high-throughput computing and networking in recent years have led to drastic improvements in digital device performance. An example of these improvements is subsequent generations of ever-faster microprocessors that power personal computers.

   Electronic systems continuously translate analog signals into digital data and digital data into analog signals. Mixed-signal integrated circuits combine analog and digital circuitry on the same chip to process both analog signals and digital data. Historically, analog and digital circuitry has been developed separately given the technical difficulties associated with combining analog and digital circuitry onto a single integrated circuit. As a result, system manufacturers have generally addressed mixed-signal requirements using printed circuit boards containing many separate analog and digital circuits acquired from multiple suppliers. However, in an effort to improve performance, decrease system size and reduce costs, system designers are increasingly requiring the integration of both analog and digital functions onto a single chip.

Clocks

   Every microprocessor and, in fact, most electronic devices with any degree of complexity must incorporate a means to time and synchronize their various operations. Frequency timing generators, or FTGs, are mixed-signal integrated circuits on a single chip that, like miniature "clocks," emit timing signals or pulses used to sequence and synchronize electronic operations.

   FTGs are an indispensable part of the electronic world as they ensure the smooth flow of data along crowded electronic pathways by integrating and sequencing multiple functions within complex systems. As each new generation of electronic devices becomes faster, adds more functions and accommodates more peripheral equipment, the task of designing "clocks" to control, sequence and synchronize their operations grows more complex and critical. FTGs perform critical timing control, sequence and synchronization functions for a wide variety of applications including computer systems, consumer electronics and communications devices.

   The trend towards more compact systems, coupled with higher system performance requirements, is creating more challenges for system designers. As this trend continues, new opportunities for FTG suppliers are created to both increase their penetration in PC-related markets and enter a wider array of non-PC application segments.

   The worldwide PC motherboard FTG market in 1998 was estimated to total approximately $160 million. Dataquest estimates the market to grow approximately 22% per annum to $350 million by 2002. This growth is being driven by two primary factors: (i) growth in the global PC market resulting largely from the advent of the inexpensive (sub $1,000) PC and the increasing popularity of the Internet, and (ii) the increasing number of FTGs per PC motherboard.

   According to Dataquest, the number of FTGs per motherboard is expected to continue increasing from current levels. The causes of increasing clock density include: (i) higher microprocessor speeds requiring the separation of frequencies onto multiple clocks to function efficiently; (ii) increasing CPU power and functions requiring more frequencies; and (iii) the ongoing growth of peripheral applications.

   Historically, the FTG market for PC motherboards has provided stable average prices and consistent margins. This market is less susceptible to downward pricing pressures and commoditization as FTGs are specifically tailored to certain architectures and are highly sophisticated and differentiated products. Given their customized and specialized nature, individual FTG products tend to be produced in small volume. Dataquest estimates that the combination of these factors and the increasing density of clocks per motherboard will actually cause the FTG content per PC motherboard to increase as a percentage of total motherboard content from 1.9% in 1998 to 2.8% in 2002. Based on our observations, we believe that average prices of FTGs for PC motherboards have declined somewhat commencing in the second half of fiscal year 1999, in large part due to delays in the release of new chip set designs for the PC motherboard market by the major microprocessor manufacturers.

   The FTG market will continue to expand beyond PC motherboard applications. Growth tends to be driven by the continued conversion of analog devices to digital systems, which accelerates the replacement of segments of the $2.5 billion crystal-based oscillator market with FTGs. We believe that the continuing "digitization" trend and the increasing complexity of electronic devices in non-PC motherboard applications will drive significant growth opportunities for FTG suppliers. Our belief is based on the precedent set by the PC motherboard market where FTGs started to replace crystal oscillators in the late 1980s and today represent the dominant timing and sequencing technology in virtually every PC motherboard. Examples of product conversions from analog to digital include analog TVs to high-definition TVs, video cassette recorders to digital video disk players, and cathode ray tube monitors to flat panel displays. We estimate the market for the substitution of FTGs for existing crystal solutions will grow from its current level of approximately $130 million to approximately $400 million by 2002.

   We believe that frequency timing generators are not only the beneficiary of the crystal oscillator replacement trend but also have limited technological substitution risk. We believe there are numerous technological, cost and design barriers that limit the integration of FTG functionality into other chips such as:

  . Yield issues: The defect rate of the FTG would adversely impact the production yield of more expensive chips;

  . Performance issues: Noise from the microprocessor would materially degrade the tight performance requirements of an FTG;

  . Customized nature of FTGs: FTGs are specifically tailored for memory type, microprocessor speed, and core logic architecture. Supporting all configurations significantly increases cost and complexity;

  . Unique design issues: The complexity of FTG designs could negatively affect the product time-to-market;

  . Technological barriers: The analog component of a mixed-signal integrated circuit does not operate efficiently at the low voltage levels of high speed digital cores; and

  . Pin count restraint: Additional timing signal functions would add several "input/output" pins to a chip adding significant packaging and die costs as well as exacerbating severe space constraints.

   Pixel clocks are highly specialized FTG-related integrated circuits that transfer digital data to flat panel display screens. The flat panel display market is an emerging market, representing less than 4% of PC monitors sold worldwide today. We estimate that the sales of semiconductors (of which pixel clocks are a component) for flat panel applications could grow from under $50 million today to over $450 million by 2004.

Non-Clocks

   Custom mixed-signal integrated circuits are used primarily in medical, industrial, consumer and imaging applications such as glucose measurement machines, hearing aids, burglar alarm systems, caller ID boxes and others. The custom niche of the mixed-signal integrated market has historically demonstrated strong and stable growth due to the specialization of design and the wide variety of applications in the marketplace.

   Customized products are typically sold pursuant to development and product contracts which generally provide for partial reimbursement of development costs and a minimum purchase commitment by the customer. This arrangement produces profitability on a per product basis. Therefore, overall margins within this custom niche segment tend to be higher and more stable given the high-value and sole-sourced nature of custom integrated circuits.

   Transceivers are integrated circuits that receive and transmit signals between PC systems in networking applications. We believe the transceiver market to be approximately $160 million. This market has experienced rapid growth over the last three years, driven by the rapid proliferation of the Fast Ethernet networking protocol among PC systems worldwide. Industry sources estimate that demand for Fast Ethernet products will increase from approximately 10 million ports in calendar year 1996 to approximately 60 million ports in calendar year 1999.

   A growing trend among networking equipment vendors has been to integrate transceivers into the digital logic of network interface cards in PCs and telecommunications hubs or switches in order to reduce the cost per port supplied to their customers. However, certain niche applications such as mobile computing, printer servers, cable modems, and set-top boxes will continue to demand "stand-alone" transceivers.

                                    BUSINESS

ICS

   We are a worldwide leader in the design, development and marketing of FTGs. FTGs are integrated circuits on a single chip that emit timing signals or pulses used to sequence and synchronize electronic operations in order to ensure that information is interpreted at the right time and speed. Every microprocessor and most electronic devices with any degree of complexity require FTGs to time and synchronize their various operations. FTGs are an indispensable part of the electronic world and are often referred to as the heartbeat of electronic systems. FTGs are used in a wide variety and growing number of applications including: computer systems (desktops, laptops, disk drives, printers and peripheral cards), consumer electronics (digital video disk players, video games, flat panel displays, high-definition TV and cable and satellite TV set-top boxes) and communication devices (hubs and T1 framers).

   We have developed a reputation for engineering excellence and innovative technology in FTG design. We pioneered the FTG market in 1988, introducing FTGs for video and graphics applications, and since then have consistently led the industry with several technical designs, including delivering the first FTG for the PC motherboard in 1990 and the first FTG for the Intel Pentium microprocessor in 1993. Our ongoing focus on product innovation has led to the introduction of approximately 300 new products into the marketplace over the past three fiscal years. We believe we currently hold the leadership position in the largest FTG market segment, desktop PC motherboards, with an estimated worldwide market share of 59% in the first quarter of fiscal year 2000, and we believe we maintain leadership positions in other non-PC motherboard applications, including set-top boxes, disk drives and flat panel displays.

   We have developed long-standing and valuable relationships with the majority of leading OEMs of personal computers, peripherals and communications equipment. We work closely with these OEMs to develop unique timing, sequencing and synchronization solutions and are highly integrated into their product design and development. Many OEMs, including Intel and AMD, recommend our frequency timing components on their reference boards and marketing materials. Our customers include such companies as Intel, IBM, Dell, Compaq, Hewlett-Packard, Toshiba, Maxtek Technology, SCI, Gateway, Sony, Panasonic, Zenith, Seagate, Silicon Graphics, Broadcom, Siemens, Acer, MEC Technology, Asustek Computer, Giga-Byte Technology, Seagate, Amega, Hitachi and Hughes Network.

   For the latest three fiscal years ended July 3, 1999, we have grown our total revenue at a compound annual rate of 15% and EBITDA at a compound annual rate of 39%. On a pro forma basis, for the year ended July 3, 1999, we generated revenue of $139.1 million and EBITDA of $42.0 million.

History

1976--Founded as mixed-signal (analog/digital) circuit design house


1988--Pioneered FTG industry


1991--Completed initial public stock offering


1992--Acquired Avasem Inc. (a designer of PC FTGs)


1997--Acquired MicroClock, Inc. (a designer of non-PC FTGs)


1999--Entered into merger agreement


1999--3Com Corporation purchased certain intellectual property and equipment from our Data Communications product group

Product Overview

   Clocks. Within our Clocks product group is our group which supplies a broad line of FTG products for use in PC motherboard and peripheral applications. These FTGs control multiple processes by providing and synchronizing the timing of the computer system, including signals from the video screen, graphics controller, memory, keyboard, microprocessor, disk drives and communication ports.

   This product group also designs, develops and markets FTGs for non-PC motherboard applications such as digital video disk players, set-top boxes, digital cameras, laser printers and digital TVs, as well as cordless and wireless communications applications. The timing requirements of these products have traditionally been served by crystal oscillators. Crystal oscillators are components manufactured from quartz that resonate at a single set frequency. In situations where a single FTG can replace multiple crystal oscillators, FTGs have emerged as both more cost-effective and technologically superior solutions than the crystal-based standard. We view the $2.5 billion crystal-based oscillator market as a future growth opportunity, as our FTG products provide viable alternatives to the present crystal-based standard. Several application segments are leading the conversion from crystal oscillators to FTGs, including set-top boxes, telecom networking equipment and mass storage systems.

   A significant area of growth in this product group is highly specialized FTGs, called pixel clocks, for flat panel displays. We currently have design specifications with 48 different flat panel display OEMs and continue to innovate our FTG design technology to provide more functionality and performance to our flat panel OEM customers. The flat panel display market is an emerging and rapidly growing application. We shipped approximately 300,000 units to this sector in fiscal year 1999.

   Non-Clocks. Our Non-Clocks segment sells leading edge mixed-signal (analog and digital) integrated circuits customized to the specific requirements of a broad range of customers and applications. Custom mixed-signal products are used in medical, consumer and industrial applications such as glucose measurement devices, hearing aids, burglar alarm systems and caller ID boxes. Custom mixed-signal integrated circuits are typically sold through development and product contracts of five years or more, which generally provide a minimum purchase commitment by the customer.

   Our Non-Clocks segment includes a portfolio of transceiver integrated circuits that transmit and receive electronic data between various PC systems. Our transceivers are utilized in a wide variety of networking protocols including Fast Ethernet, Asynchronous Transfer Mode and SONET applications. Our flagship product, the ICS1890, was the industry's first single-chip integrated circuit transceiver for the Fast Ethernet protocol.

   On February 18, 1999, we sold certain intellectual property and equipment of our Non-Clocks product group to 3Com Corporation for $16.0 million in cash. We decided to reduce our ongoing investment in this product group in order to focus on our core FTG and Systems Technology product groups.

   We believe these core product groups will continue to experience stronger growth, higher margins, and a more favorable risk profile than our Non-Clocks product group. Most importantly, we believe we have several competitive advantages in our core product groups which will enable us to sustain our leadership positions in these relevant markets.

   The sale of certain assets of our Non-Clocks product group benefits us by permanently eliminating certain fixed costs associated with research and development while at the same time allowing us to retain the right to sell certain of our existing and next generation transceiver products over their remaining product life cycles. While revenue from this product group will eventually decline over the next few years, the sale allows us to optimize this product group's cost structure and contribution to EBITDA while these products continue to be sold.

Competitive Strengths

   Worldwide Leadership Position. We pioneered the market for FTGs in 1988, shipped the first standard FTG for desktop PC motherboards in 1990, and were the first to meet Intel's FTG specifications for its Pentium microprocessor series in 1993. We believe that we currently hold the leadership position in FTGs within desktop PC motherboards, with an estimated worldwide market share of 59% in the first quarter of fiscal year 2000. In addition, we believe we have leadership positions in several non-PC motherboard applications, including set-top boxes and disk drives.

   Defensible Technology and Design Expertise. For over twenty years, we have developed libraries of proprietary and patented mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customized nature of FTGs. Our focus on product innovation and leading technology has resulted in the introduction of approximately 300 new products into the marketplace over the past three fiscal years. We work closely with OEMs to develop unique timing, sequencing and synchronization solutions and are highly integrated into their product design and development. As device attributes and system speeds continue to increase, FTG design continues to become more complex. As a result, our combination of analog and digital expertise is an important core competency and a significant barrier to entry.

                     Industry First Designs

  .  First to develop frequency timing generator--1988

  .  First to develop standard FTG for desktop PC motherboards--1990

  .  First to develop FTG for Pentium motherboard--1993

  .  First to develop FTG for Digital Alpha motherboard--1994

  .  First to develop Fast Ethernet transceiver--1996

  .  First to incorporate EMI reduction into motherboard clocks--1997

  .  First to develop 1 gigahertz fiber channel transceiver--1998

  .  First to develop pixel clock for flat panel displays at 135Mhz--1998

   Superior Product Performance and Attributes. We believe that we have the leading position in the key FTG performance measures. Dataquest research suggests that the technical capabilities of our products are, on average, superior to those of our major competitors. The combination of these performance attributes allows our FTGs to operate faster than those of our competitors and improves overall system performance. Dataquest measured the products of the major competitors across five performance criteria including jitter (error in signal shape), skew (error in signal repetition), number of frequencies, breadth of products and EMI (electromagnetic interference). We ranked first in 4 of the 5 categories and second in the fifth.

                                                  No. of
                   Company                 Jitter  Skew  Frequencies Breadth EMI
                   -------                 ------ ------ ----------- ------- ---
   Integrated Circuit Systems.............    1      1         1         1     2
   IC Works...............................    2      2         3         2     1
   IMI....................................    3      3         2         3     3
   Cypress................................    3      2         4         4     3

   Low Cost Provider. We believe that we are one of the lowest cost producers of FTGs because of our ability to leverage research and development costs over a broad product line, our close relationship with suppliers and our position as one of the largest providers to the FTG market. In addition, we use third-party manufacturers to supply silicon wafers and assemble our products. Therefore, we do not incur the significant fixed costs of building, operating and upgrading a wafer foundry or assembly house. As a result of our leadership position, extensive product application and highly variable cost structure, we are able to offer a compelling value proposition to customers of high performance, quality products at competitive prices.

   Superior Time-to-Market Capabilities. Minimizing the time new products take to reach the market is an important purchase criterion for our customers who are increasingly trying to improve inventory and supply chain management to meet rapidly growing demand forecasts. We believe that our close relationships with leading third-party manufacturers, in-house testing capabilities, leading design expertise, large platform of existing designs, and close involvement with customer design teams allow us to anticipate customers' needs and provide faster product solutions than other competitors. Several examples illustrate our competitive advantage in this area. First, we developed the first chip in the industry whose timing signals can be pre-set from 1 to 160 MHz by the user without additional external devices, software or programmers, thereby eliminating the high cost and long lead times associated with certain customized FTGs. Second, we established our own testing and quality assurance facility in Singapore near a major third-party manufacturer in order to shorten delivery times to customer assembly facilities. Third, we have developed unique relationships with certain third-party manufacturers to store work-in-process chips (i.e., wafer banks) that are ready to be finished in half the normal production time upon order. Finally, we have a substantial portfolio of designs or building blocks from which we can draw upon to develop customized solutions quickly. We believe that the resulting time-to-market is substantially less than those of our competitors, thereby creating a significant competitive advantage with OEM customers.

   Broad and Diversified Product Line. We have a broad product line consisting of unique, customized solutions for a wide variety of application and customer segments, including consumer electronics, communications systems, medical devices and computer systems. Our ability to provide OEM customers with FTG technology and design expertise across their entire line (e.g., desktop PCs, mobile PCs, servers and workstations) is a significant competitive advantage. For example, we have the ability to produce an unusually wide range of frequencies for our customers, from 66.6 megahertz FTGs for older generation motherboard systems to 133 megahertz FTGs for new generation Pentium III systems to 460 megahertz FTGs for very high performance workstations. In addition, our wide breadth of products helps to diversify our revenue base so that we are not dependent on the success of any single product. In fact, for the year ended July 3, 1999, the average product represented less than $300,000 of revenue. We believe that our broad and diversified product line will continue to provide significant value for our customers and enable us to expand our leadership position.

   Blue Chip Customer Base. We have long-standing and valuable relationships with most of the major OEMs of personal computers, peripherals and communications equipment. Certain manufacturers, including Intel, reference our frequency timing components on their data sheets and marketing materials. We are closely integrated with the design teams of our system manufacturer customers and often are afforded the opportunity to solve their timing requirements early in their development cycle. Many OEMs, including Intel and AMD, recommend our frequency timing components on their reference boards and marketing materials. The risk and cost to OEMs of certifying new vendors, our worldwide leadership position and continuing product innovation all provide significant competitive advantages and switching barriers versus smaller competitors. Our list of leading-edge manufacturers continues to expand and includes Intel, IBM, Dell, Compaq, Hewlett-Packard, Toshiba, Gateway, Sony, Panasonic, Zenith, Seagate, Silicon Graphics, Broadcom, Siemens, and Acer.

   Experienced Management Team with Significant Equity Ownership. We are led by an exceptional team of eleven senior managers who average nearly eight years of experience with us and collectively possess over 200 years of experience in the semiconductor industry. Our management has demonstrated its ability to develop leading market share positions in several application segments, develop innovative core technology and achieve strong financial performance. Over the last three fiscal years, our revenue has increased at a compound annual rate of 15% and our EBITDA has increased at a compound annual rate of 39%. As of the date of this prospectus, the senior management team and many other employees own new common stock and options, together representing up to approximately 33% of our common stock on a fully-diluted basis.

Business Strategy

   Our business strategy is to focus on our core FTG business and provide customized and increasingly complex FTG products to our diversified customer base. We have developed a set of strong design systems and business processes that have enabled us to achieve a leading market position and a strong track record of profitable growth. We intend to continue this business strategy and strengthen our competitive position through the following initiatives:

   Capitalize on Strong Industry Dynamics. We believe that our existing key FTG markets will continue to experience strong growth. Industry sources expect the PC motherboard market for FTGs to grow more than 20% per year over the next four years driven by strong PC unit shipment growth and the increasing number of FTGs per motherboard. With the leading worldwide market share position estimated at approximately 59% in desktop PC motherboard FTGs, we are well positioned to capitalize on the strong growth trends expected in this market. In addition, we view certain segments of the $2.5 billion crystal oscillator market as future growth opportunities. As electronic systems require higher processing speeds, digital capabilities and multiple frequencies to operate efficiently, we expect that demand for FTGs with faster speeds and multiple frequency timing capabilities will accelerate and replace the use of crystal oscillators. Examples of the "digitization" trend include: the substitution of video cassette recorders by digital video disk players, analog set-top boxes by digital set-top boxes, traditional cathode ray tube monitors by flat panel displays and analog television by high-definition television. We estimate these applications and others, where a single FTG could replace multiple crystals, representing a market of approximately $130 million today, could reach $400 million by 2002.

   Remain Design Leader in Core FTG Technology. We believe that our strong market share is a function of our ability to continue to produce new designs within short time-to-market requirements. We have led the industry with many technical designs, including delivering the first FTG for the Intel Pentium microprocessor in 1993 and the first FTG for the Digital Alpha microprocessor in 1994. We possess an extensive library of designs as well as a number of key process patents that enable us to lead the industry in product development. In order to maintain our position as a worldwide leader in the FTG market, we plan to continue to make significant investments in research and development. Over the last three years, we have introduced more than 300 new products, many of which provide timing solutions for new generations of PCs, multimedia systems, digital set-top boxes and numerous other electronic devices. We are currently involved in the design of FTGs for the next generation of PC motherboards. In particular, our FTGs are being used for the Pentium III (high-end motherboard), Whitney (sub-$1,000 PC motherboard) and Mobile BX (new notebook motherboard) platforms, all of which are being released in calendar year 1999.

   Application of Core FTG Technology into Other Growth Markets. We believe that our core FTG technology can be leveraged into new applications where our FTG expertise provides differentiated technical capabilities. For example, we are working on several product solutions for consumer electronics and communications systems that are shifting from the analog to the digital realm. One particular area of focus involves flat panel displays. Our Clocks product group has developed specialized FTG-related chips, called pixel clocks, for flat panel displays that leverage our core FTG technology by combining the timing function and video signal conversion function onto a single chip. We estimate that sales of semiconductors to the flat panel display market will grow from under $50 million today to over $450 million by 2004. We believe we are the market leader in the design of FTG-related products for this market, and we intend to aggressively pursue this high growth application segment.

Cash Deposit

   We maintain a cash deposit with Chartered Semiconductor Manufacturing PTE Ltd. ("CSM"), a wafer fabrication operation owned by the Singapore government. We first made this deposit in November 1995 to procure increased wafer fabrication from CSM. At the time, suppliers commonly used cash deposits when establishing customer relationships. As of July 3, 1999, CSM held $15.3 million of this deposit. By contractual agreement, CSM is required to return $11.3 million to us by December 31, 2000 and $4.0 million by June 30,

2002, regardless of how many wafers we order. This schedule can be accelerated, however, if we exceed certain minimum order levels. We believe that we are likely to exceed these minimum order levels, and, therefore, accelerated returns are likely. As of July 3, 1999, CSM has returned, in total, approximately $6.7 million to us prior to scheduled returns.

Manufacturing Relationships

     We qualify and utilize third-party suppliers for the manufacture of silicon wafers. All of our wafers currently are manufactured by outside suppliers, three of which supply the substantial majority of our wafers. These manufactured wafers are packaged at two primary assemblers. We agree with our suppliers on production schedules based on order backlog and demand forecasts for the approaching three month period.

                                 Top Suppliers

                                                                     Length of
   Name                                                             Relationship
   ----                                                             ------------
   Wafer Fabs:
     Chartered Semiconductor.......................................    4 years
     United Microelectronics Corporation...........................   12 years
     American Microsystems Inc. ...................................   17 years
   Assemblers:
     Amkor/Anam International......................................   17 years
     P.T. Astra....................................................    8 years

   During the fourth quarter of fiscal year 1997, we set up a test and drop-ship facility in Singapore's Kolam Ayer Industrial Park to achieve faster delivery of our products to customers throughout the Pacific Rim. The Singapore facility handles wafer probe and final testing for over 95% of our FTG products. The facility began testing devices in the first quarter of fiscal year 1998 and shipments began in the second quarter of fiscal year 1998.

Sales Support and Customers

   We market our products through a direct sales force that manages a worldwide network of independent sales representatives and distributors. We direct our sales efforts through our offices in Norristown (PA), San Jose (CA), Houston
(TX) and Taipei (Taiwan).

   We believe that our customers' purchase decisions are based on performance, time-to-market, service and cost. Many customers have long relationships with us based on our success in meeting these criteria. We believe that our ability to rapidly respond to changes in demand for new or modified designs with consistent high quality is a major factor in our success at sustaining customer partnerships. For example, we are considered a strategic supplier to Intel as we have developed a close relationship with the world's largest chip maker since 1993. We are currently in the process of developing the next generation of designs to support Intel's new family of products.

   We currently have more than 400 customers, with no single customer accounting for 10% or more of our revenue in the fiscal year ended July 3, 1999 other than Maxtek Technology, which accounted for 12% of our fiscal year 1999 total revenue.

                      MAJOR CUSTOMERS IN EACH PRODUCT AREA

 Clocks:                                        Non-Clocks:
 Acer                                           3Com
 Asustek Computer                               3DFX
 Compaq                                         A-Trend Technology
 Dell Computer                                  Bay Networks
 Fujitsu Devices                                Cochlear Pty. Ltd.
 Giga-Byte Technology                           Creative Technology
 Hewlett Packard                                KDI Precision
 Hitachi                                        Lexmark International
 IBM                                            LifeScan
 Intel                                          Nortel
 Intergraph                                     Ricoh
 LG Electronics                                 Wells Fargo Security Systems
 Maxtek Technology                              Xircom
 MDL
 MEC Technology
 Micro Summit K. K.
 Nu Horizons
 Philips
 Samsung Americas
 Sanyo
 Seagate Technology
 Wyle Electronics

Research and Development

   The design process for our products is extremely complex and iterative, involving the development of a prototype through computer-aided design, the use of simulation methodology, the generation of photo masks for the manufacturing process, the fabrication of wafers and the characterization of the prototype on test systems before submission to customers for qualification. Research and development efforts concentrate on the design and development of new leading-edge products for our markets and the continual enhancement of our design capabilities.

   Over the last three fiscal years, we have developed and introduced to market approximately 300 new products. For over twenty years, we have developed libraries of proprietary mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customized nature of FTGs. Investments in research and development were approximately $21.3 million, $19.8 million and $13.5 million in fiscal years 1999, 1998 and 1997, respectively. Such expenses typically include costs for engineering personnel, prototype and wafer mask costs, and investment in design tools and support overhead related to new and existing product development. As of July
3, 1999, our research and development staff comprised 79 people. We will continue to invest in research and new product development within our Clocks and Non-Clocks product groups. We believe our ability to consistently develop and market new generations of FTGs has become a key competitive advantage and has contributed significantly to our leading market share.

Patents/Trademarks

   We hold several patents, as well as copyrights, mask works and trademarks with respect to our various products and expect to continue to file applications for additional intellectual property rights in the future as a means of protecting our technology and market position. These patents generally have a 17-year life and begin expiring in fiscal year 2009. In addition, we seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. To augment product feature sets or accelerate development schedules, we also license certain technologies. We do not consider any single patent or license to be material to our business. In certain instances, we have performed design services for OEM customers pursuant to an agreement by which we provide certain of our intellectual property rights with the final product to our customers. Such transfers are also not deemed material to our business. See "Risk Factors--We Depend on Patents, Trade Secrets and Proprietary Technology."

Employees

   As of July 3, 1999, we had 246 full-time employees, 79 of whom were engaged in research and development, 24 in sales, 18 in marketing and technical support, 36 in finance and administration and 89 in manufacturing support and operations. We have incentive programs to retain our key research and development staff. As of the date of this prospectus, the senior management team and many other employees own new common stock and options, together representing up to approximately 33% of our common stock on a fully-diluted basis.

Facilities

   Our corporate headquarters, covering 61,000 square feet, is located in Norristown, Pennsylvania. We purchased this property in September 1992. On January 18, 1999, we entered into an agreement of sale with BET Investments III, L.P. to sell the land and property of our Norristown location for $5.5 million. The sale transaction was completed on April 13, 1999. On January 29, 1999, we signed a lease with BET Investments IV, L.P., the assignee of BET Investments III, L.P., to lease back the Norristown building for a term of eight years commencing upon the closing of the sale, with monthly rent beginning at approximately $51,000 for the first year and progressively increasing each year to approximately $63,000 in the eighth year. We also have a renewal option of three or more years after the initial eight-year term.

   We utilize a sales office located in Taipei, Taiwan, which consists of 1,300 square feet of office space leased pursuant to an agreement which expires in November 2000. We also utilize a facility located in Singapore for testing, warehousing, sales and administration, which consists of 16,000 square feet of space leased pursuant to an agreement which expires in August 2000.

   In November 1998, we relocated our San Jose operations to a new facility in San Jose with 70,000 square feet of office space pursuant to a new lease agreement which will expire in December 2008. We believe that this new facility is adequate to meet our requirements going forward.

Legal Proceedings

   On January 27, 1999, Harbor Finance Partners and John P. McCarthy Money Purchase Plan filed a complaint on behalf of a purported class of our shareholders in the Court of Common Pleas of Montgomery County, Pennsylvania against us and Mr. Henry I. Boreen in his capacity as our interim Chief Executive Officer alleging that the consideration to be paid in the merger is inadequate and seeking to enjoin the merger as well as unspecified compensatory damages. In March 1999, the plaintiffs amended their complaint to add Mr. Hock
E. Tan as a defendant in his capacity as our Senior Vice President, Chief Financial Officer, Chief Operating Officer and Secretary. In September 1999, the plaintiffs dismissed their complaint without requiring any payment or other consideration from us or any of the other defendants.

   On July 31, 1998, Lemelson Medical, Education & Research Foundation, L.P. ("Lemelson") filed a patent infringement action in the U.S. District Court for the District of Arizona against over 20 companies, including the Company. This litigation involves 16 patents, all derived from an original 1954 filing. Lemelson claims that the patents cover a number of aspects of semiconductor chip manufacturing, in particular optical imaging using alignment marks on the semiconductor chips, on assembly of the chips into packages, as well as bar-coding for inventory control. The liability of the Company is alleged under the U.S. Process Patent Act, which makes a seller of goods liable for a process abroad that would infringe a U.S. patent if made here. A few of ICS' foundries are already licensed under the patents, thus reducing the potential liability of the Company. Some of the defendants have settled with Lemelson, and the Company is currently in settlement discussions with Lemelson.

   On July 2, 1999, Motorola, Inc. filed an action against the Company and four former employees of Motorola in the Superior Court of Arizona, Maricopa County, for unfair competition, breach of contract, misappropriation of trade secrets and intentional interference with contractual relations. The four former employees left Motorola and began employment with the Company in May 1999. Motorola is seeking an injunction to prevent the Company from employing the former Motorola employees for a reasonable period of time and to enjoin the Company from using Motorola's trade secrets. Motorola is also suing to recover its attorneys' fees, unspecified damages and other relief in this matter. The Company is currently in settlement discussions with Motorola.

   In addition to the foregoing, from time to time, various inquiries, potential claims and charges and litigation (collectively "claims") are made, asserted or commenced by or against the Company, principally arising from or related to contractual relations and possible patent infringement. The Company believes that any such claims currently pending, and the other litigation matters discussed above, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on the Company's consolidated financial position or results of operations, although no assurance can be made in this regard.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information about our directors and the executive officers.

   Name                      Age Position
   ----                      --- --------
   Hock E. Tan..............  48 Chief Executive Officer, President and Director
   Lewis C. Eggebrecht......  55 Vice President and Chief Scientist
   Henry I. Boreen..........  72 Director
   David Dominik............  43 Director
   Michael A. Krupka........  34 Director
   Prescott Ashe............  32 Director
   John Howard..............  47 Director

   Hock E. Tan began serving as Chief Executive Officer and President after the recapitalization in May 11, 1999. Mr. Tan joined us in August 1994 and has served as Senior Vice President and Chief Financial Officer since February 1995. In April 1996, Mr. Tan was appointed to the additional post of Chief Operating Officer. Mr. Tan was Vice President of Finance of Commodore International, Ltd. from 1992 to 1994. Mr. Tan has served as Managing Director of Pacven Investment, Ltd. from 1988 to 1992 and was Managing Director of Hume Industries (M) Ltd. from 1983 to 1988. His career also includes senior financial positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan holds an M.B.A. from Harvard Business School and an M.S. in Mechanical Engineering from Massachusetts Institute of Technology.

   Lewis C. Eggebrecht was appointed Vice President and Chief Scientist in 1998 and possesses over 30 years of experience in the integrated circuit and personal computer industries. Prior to his employment with us, Mr. Eggebrecht was Chief Architect for the Multimedia Products Group at Philips Semiconductor from 1996 to 1998. Mr. Eggebrecht has also held senior engineering positions at S3, Commodore International, Franklin Computer and IBM. Mr. Eggebrecht holds numerous patents and industry awards and has authored over 25 articles for a variety of technical publications. Mr. Eggebrecht holds a B.S.E.E. degree from the Michigan Technological University and has accomplished advanced degree work at the University of Minnesota.

   Henry I. Boreen has been a director since December 1984 and chairman of the board of directors since April 1995. He served as Interim Chief Executive officer from March 1998 through October 1998. Since 1984, Mr. Boreen has been a principal of HIB International. From 1989 to January 1998, Mr. Boreen has also served as chairman of AM Communications, Inc., a manufacturer of telecommunications equipment. Mr. Boreen has over 35 years of experience in the integrated circuits industry and was the founder and chairman of Solid State Scientific, a semiconductor manufacturer.

   David Dominik joined Bain Capital in 1990 as a Managing Director. Prior to joining Bain Capital, Mr. Dominik was a general partner of Zero Stage Capital, a venture capital firm focused on early-stage companies. Previously, Mr. Dominik was a venture capital investor and assistant to the Chairman of Genzyme Corporation, a biotechnology firm. From 1982 to 1984, Mr. Dominik was a management consultant at Bain & Company. Mr. Dominik serves on the board of directors of Oasis Healthcare, Therma-Wave, Inc. and Dynamic Details, Incorporated.

   Michael A. Krupka joined Bain Capital in 1991 and has been a Managing Director since 1997. Prior to joining Bain Capital, Mr. Krupka spent several years as a management consultant at Bain & Company where he focused on technology and technology-related companies. In addition, he has served in several senior operating roles at Bain Capital portfolio companies. Mr. Krupka currently serves on the board of directors of Sealy Corporation.

   Prescott Ashe joined Bain Capital in 1991 and has been a Principal at Bain Capital since 1998. Prior to Bain Capital, Mr. Ashe was a management consultant at Bain & Company. Mr. Ashe currently serves on the board of directors of Dynamic Details, Incorporated.

   John D. Howard joined Bear Stearns in March of 1997 to develop and build its Merchant Banking business. He is a Senior Managing Director of Bear Stearns and Head of Merchant Banking. Prior to joining Bear Stearns, Mr. Howard founded Gryphon Capital Partners, a private investment firm. From 1990 to 1996, he was co-Chief Executive Officer of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. In addition, Mr. Howard was a Senior Vice President and partner of Wesray Capital Corporation, one of the foremost private equity sponsors and a pioneer of leveraged buyouts, from 1985 to 1990. Formerly, Mr. Howard was a Vice President in the mergers and acquisitions group of Bear Stearns.

Compensation of Directors

   We will reimburse members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, we may compensate independent members of the board of directors for services provided in such capacity.

Executive Compensation

                           Summary Compensation Table

   The following table sets forth, for the fiscal years ended July 3, 1999, June 27, 1998 and June 28, 1997, the compensation paid to those persons who were, at any time during fiscal year 1999, our chief executive officer and our next most highly compensated executive officers whose total annual salary and bonus was in excess of $100,000 for fiscal year 1999.

                                                                    Long Term
                              Annual Compensation                  Compensation
                          ---------------------------              ------------
                                                       Securities
                                                       Underlying   All Other
                                      Salary   Bonus  Options/SARS Compensation
                          Fiscal Year   ($)   ($)(1)      (#)         ($)(2)
                          ----------- ------- ------- ------------ ------------
Hock E. Tan (3)..........    1999     232,565  70,560   705,469      107,340
  Chief Executive Officer
   and                       1998     209,997 168,000       --         5,254
  President (since May
   1999)                     1997     166,273 112,660    50,000        5,182

Lewis C. Eggebrecht......    1999     180,560  80,490   400,000       64,214
  Vice President and
   Chief Scientist           1998      78,923  84,857   100,000        5,204

K. Venkateswaren.........    1999     170,618  56,054   367,444      104,055
  Vice President,            1998     169,423  69,483     3,000        5,178
  Engineering Services       1997     158,471  49,047    49,500        5,106

Henry I. Boreen (4)......    1999      72,262  26,880    38,000          364
  Chief Executive Officer    1998      66,923     --     58,000          --
  (May 1998 - November
   1998)                     1997      96,923  40,020    75,000          --

Rudolf S. Gassner (5)....    1999      74,031     --    212,000       14,788
  Chairman of the Board
  (January 1999 - May
   1999)

--------
(1) Includes cash bonuses for services rendered in the applicable fiscal year.
(2) Includes amounts contributed by the Company (i) under the Company's 401(k) Plan as follows: Mr. Tan--$4,750 for 1999, $4,750 for 1998 and $4,750 for
    1997; Dr. Venkateswaren--$4,750 for 1999, $4,750 for 1998 and $4,750 for
    1997; Mr. Eggebrecht--$3,821 for 1999 and $3,750 for 1998; Mr. Olsen--
    $4,750 for 1999, $7,596 for 1998 and $1,904 for 1997; Mr. Bland--$4,750 for
    1999, $7,596 for 1998 and $1,904 for 1997; (ii) for premiums for a life insurance policy as follows: Mr. Tan--$504 for 1999, $504 for 1998, and $432 for 1997; Dr. Venkateswaren--$428 for 1999; $428 for 1998, and $356
    for 1997; Mr. Eggebrecht $454 for 1999 and $454 for 1998; Mr. Olsen--$403 for 1999, $378 for 1998 and $324 for 1997; Mr. Bland--$403 for 1999, $378
    for 1998 and $324 for 1997; (iii) for deferred compensation agreements as follows: Mr. Tan--$102,086 for 1999, Mr. Eggebrecht--$59,940 for 1999 and Mr. Venkateswaren--$98,877 for 1999 and (iv) car allowance Mr. Gassner-- $7,938 and (v) lawyer fees Mr. Gassner--$6,850.
(3) Mr. Tan was appointed Chief Executive Officer and President at the close of the recapitalization on May 11, 1999.
(4) Mr. Boreen resigned as Chief Executive Officer effective December 31, 1998.
(5) Effective January 1999, Mr. Gassner was elected chairman of the board of directors and assigned the responsibilities of chief executive officer. Mr. Gassner's employment terminated pursuant to the terms of his employment agreement at the close of the recapitalization on May 11, 1999.

   The following table sets forth the option grants during the fiscal year ended July 3, 1999 for the individuals named in the Summary Compensation table.

                       Option Grants in Last Fiscal Year

                                                                                               Potential Realizable
                                                                                                 Value at Assumed
                                                                                                  Annual Rates of
                                                                                                    Stock Price
                                                                                                 Appreciation for
                                   Individual Grants                                                Option Term
---------------------------------------------------------------------------------------------- ---------------------
                                    % of Total Options Exercise
                                        Granted to     or Base
                         Options       Employees in     Price         Grant Date    Expiration
Name                     Granted       Fiscal Year      ($/SH)     Market Price ($)    Date      5%($)     10%($)
----                     -------    ------------------ --------    ---------------- ---------- --------- -----------
Hock E. Tan............. 229,922(1)        4.7%         0.0440(2)       0.2200        5/11/09     72,278     121,082
                          25,547(1)        0.5%         3.6000          3.6000        5/11/09     57,839     146,575
                         300,000(1)        6.2%         0.2200          0.2200        5/11/09     41,507     105,187
                         150,000(1)        0.5%         2.9700          0.2200        5/11/09        --          --
Lewis C. Eggebrecht..... 135,000(1)        2.8%         0.0440(2)       0.2200        5/11/09     42,438      71,094
                          15,000(1)        0.3%         3.6000          3.6000        5/11/09     33,960      86,062
                          20,000(3)        0.4%        12.6875         12.6875        8/03/03     70,106     154,917
                         166,667(1)        3.4%         0.2200          0.2200        5/11/09     23,060      58,437
                          83,333(1)        1.7%         2.9700          0.2200        5/11/09        --          --
K. Venkateswaren........ 222,700(1)        4.6%         0.0440(2)       0.2200        5/11/09     70,007     117,279
                          24,744(1)        0.5%         3.6000          3.6000        5/11/09     56,021     141,968
                          80,000(1)        1.6%         0.2200          0.2200        5/11/09     11,069      28,050
                          40,000(1)        0.8%         2.9700          0.2200        5/11/09        --          --
Henry I. Boreen.........  30,000(3)        0.6%         9.9375          9.9375        9/11/03     82,366     182,008
                           8,000(3)        0.2%        18.3750         18.3750         2/2/04     40,613      89,745
Rudolf S. Gassner....... 212,000(3)        4.4%        13.8750         13.8750       11/03/03    812,682   1,795,815

--------
(1) Granted under the Company's 1999 Stock Option Plan. All such grants are for our Class A common stock other than those with an exercise price of $3.60 per share, which are for our Class L common stock. Grants under the 1999 Stock Option Plan may not be comparable to previous plans due to the recapitalization of the Company.
(2) In-the-money option granted in exchange for the rollover of options outstanding at the time of the recapitalization.
(3) Granted under the Company's 1997 Equity Compensation Plan. In connection with the recapitalization we paid the holders the following amounts with respect to the cancellation of such options: Mr. Eggebrecht--$171,250;
    Mr. Boreen--$362,375; and Mr. Gassner--$1,297,248.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year End Option Values

                                                  Number of Securities  Value of Unexercised
                                                 Underlying Unexercised     In-the-Money
                                                       Options at            Options at
                           Shares                  Fiscal Year End(#)        FY-End($)
                         Acquired on    Value         Exercisable/          Exercisable/
Name                     Exercise(#) Realized($)     Unexercisable         Unexercisable
----                     ----------- ----------- ---------------------- --------------------
Hock E. Tan.............   100,000   $1,021,875     255,469/450,000             (1)
Lewis C. Eggebrecht.....    45,000   $  341,563     150,000/250,000             (1)
K. Venkateswaren........    51,500   $  494,888     247,444/120,000             (1)
Henry I. Boreen.........    88,000   $  621,750           0/0                   (1)
Rudolf S. Gassner.......   235,000   $1,726,625           0/0                   (1)

--------
(1) Because there is no independent trading market for the Company's common stock, there is no practicable manner to obtain an aggregate market valuation.

Executive Employment and Severance Arrangements

   As a part of the recapitalization, we entered into an employment agreement with Hock E. Tan, as CEO and President with a base salary of $250,000 per year. In addition to his salary, Mr. Tan is eligible to earn an annual bonus of up to 120% of his base salary based upon our attaining certain performance targets established annually by the board of directors. During his term of employment, Bain Capital has agreed to nominate and vote for Mr. Tan to serve as a member of the board of directors.

   We had previously entered into an employment agreement with Henry I. Boreen on May 6, 1998 to serve as our interim CEO until September 11, 1998. Mr. Boreen's base compensation was $10,000 per month, plus a grant of 50,000 stock options with an exercise price of fair market value on the date of the grant, which immediately vested. On September 14, 1998, we amended the agreement to extend Mr. Boreen's term to December 31, 1998. The amendment also increased Mr. Boreen's base compensation to $12,000 per month, plus a grant of 30,000 stock options with an exercise price of fair market value on the date of the grant. Those options vested immediately. Mr. Boreen's term as interim CEO ended on December 31, 1998.

   On January 11, 1999, we entered into an employment agreement with Rudolf Gassner as our Chairman of the Board. The employment period was for one year commencing on January 1, 1999. Mr. Gassner's responsibilities included finding a suitable candidate to serve as our Chief Executive Officer, and management of our day-to-day operations until a suitable Chief Executive Officer is secured. The agreement provided that we pay Mr. Gassner a monthly salary of $12,000 during the employment term. Mr. Gassner was also entitled to participate in our incentive compensation plan. This agreement terminated on May 11, 1999 in connection with the recapitalization.

   On November 3, 1998, we granted Mr. Gassner an option to purchase 112,000 shares of our common stock at $13.875 per share, a price equal to fair market value on the grant date. The options vested on a cumulative basis at a rate of 8,000 shares per month commencing on November 30, 1998, with vesting on December 31, 1999. On November 3, 1998, we granted Mr. Gassner an option to purchase an additional 100,000 shares of our common stock at $13.875, a price equal to the fair market value on the grant date. These options were to vest and become exercisable on a cumulative basis at the rate of 20,000 shares per year commencing on the first anniversary of the grant date, with full vesting an November 3, 2003, with vesting to be accelerated in the event the price of our common stock were to exceed $20 for 10 consecutive trading days. The vesting of both of these options was accelerated in connection with the change of control that resulted from the recapitalization.

Qualified 401(k) and Profit Sharing Plan

   We maintain a qualified 401(k) and profit sharing plan. Employees are permitted to contribute up to 12% of their annual compensation. Under the plan, we make matching contributions equal to 150% of the first 1% contributed, 125% of the second 1% contributed, 100% of the third 1% contributed, 75% of the fourth 1% contributed and 50% of the next 2% contributed up to a maximum of 6% of annual compensation, subject to the IRS limits. The amounts we contributed and charged to expense were $0.5 million in both fiscal years 1999 and 1998 and $0.3 million in fiscal year 1997.

Deferred Compensation Arrangements

   As part of the recapitalization, we entered into deferred compensation arrangements with certain members of our senior management team. The arrangements expire on May 11, 2009, at which time we will pay the executives the entire deferred compensation amount regardless of their employment status at ICS. If a sale of ICS occurs prior to the expiration of the arrangements, the executives will receive the full benefit amount at that date. In the event that a Qualified Initial Public Offering (QIPO) occurs prior to the expiration of the arrangements, the executives will receive 50% of the benefit on that date. The remaining 50% is payable on that date, one year after the QIPO. The amount of deferred compensation as of July 3, 1999 was $0.5 million.

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

Management Equity Participation

   Some of the shares of our existing common stock held by some members of management before the merger were converted into shares of our new common stock after the merger. In addition, some of the existing stock options held by some of the members of our management before the merger were converted into options to purchase shares of our new common stock after the merger and deferred compensation agreements. Fifteen members of management participated in the rollover of common stock and stock options, including Messrs. Henry I. Boreen, Hock E. Tan and Lewis C. Eggebrecht. These members of management invested an aggregate of $9.8 million in the recapitalization, consisting primarily of the fair value of certain common stock and vested stock options.

   In order to provide additional financial incentives to certain of our executives and other key employees, in May 1999 we adopted a stock option plan under which we will periodically grant options to purchase our new common stock. These options will vest upon the fulfillment of certain conditions, the passage of a specified period of time and our achievement of certain performance goals, as determined by our board of directors. All of the unvested options of any terminated employee will expire upon termination, and the exercise period of all vested options will be reduced to sixty days following the date of termination. We and the equity investors will have the right to repurchase shares of our common stock issued upon the exercise of options granted under the stock option plan if any employee ceases to be employed by us. As of July 3, 1999, the senior management team and many other employees own new common stock and options, together representing 33% of our common stock on a fully-diluted basis.

Compensation Committee Interlocks and Insider Participation

   Our board of directors does not have a compensation committee. Consequently, the entire board of directors participates in deliberations concerning executive officer compensation. Mr. Tan is a member of the board of directors and is our President and Chief Executive Officer. Mr. Boreen is a member of the board of directors and is a former officer of the Company. Mr. Gassner was a member of the board of directors and an officer of the Company prior to the recapitalization.

   On May 11, 1999, we entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement provides for us to pay Mr. Boreen $350,000 per year in monthly installments. The term of the consulting agreement ends on May 11, 2002.

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

                             PRINCIPAL SHAREHOLDERS

   Our outstanding equity securities consist of 15,612,588 shares of Class A common stock, 5,653,079 shares of Class B common stock and 2,362,852 shares of Class L common stock. The shares of Class A common stock entitle the holder to one vote per share on all matters to be voted upon by shareholders. The Class B common stock and the Class L common stock are non-voting. The Class L common stock is identical to the Class A common stock and the Class B common stock except that the Class L common stock is entitled to a preference over the Class A common stock and the Class B common stock, with respect to any distribution to holders of our capital stock, equal to the original cost of such share ($18.00) plus an amount which accrues at a rate of 9% per annum, compounded quarterly. The Class L common stock is convertible into Class A common stock upon an initial public offering. Class A common stock is convertible into Class B common stock at any time, and Class B common stock is convertible into Class A common stock at any time so long as after giving effect to the conversion the converting Class B common stock holders and their affiliates do not own more than 49.9% of the outstanding shares of Class A common stock.

   The following tables set forth certain information regarding the approximate beneficial ownership of: (i) each class of our equity securities by each person known to us to own more than 5% of any class of our outstanding voting securities and (ii) each class of our equity securities by each of our directors and executive officers and all of the directors and executive officers as a group, in each case as of July 3, 1999. Unless otherwise noted, to our knowledge, each of the following shareholders has sole voting and investment power as to the shares shown.

                                           Shares Beneficially Owned (1)
                          ---------------------------------------------------------------
                          Class A Common Stock  Class B Common Stock Class L Common Stock
                          --------------------- -------------------- --------------------
                          Number of  Percentage Number of Percentage Number of Percentage
Name and Address            Shares    of Class   Shares    of Class   Shares    of Class
----------------          ---------- ---------- --------- ---------- --------- ----------
Principal Shareholders:
Bain Capital Funds (2)..   7,650,168    49.0%   5,653,079    100%    1,478,139    62.6%
 c/o Bain Capital, Inc.
 Two Copley Place
 Boston, Massachusetts
 02116
Bear, Stearns & Co.        4,434,416    28.4%         --     --        492,713    20.9%
 Inc. .. 245 Park Avenue
 New York, New York
 10167
Other Investors.........     360,000     2.3%         --     --         40,000     1.7%
Directors and Executive
 Officers:
Henry I. Boreen.........   2,065,500    13.2%         --     --        229,500     9.7%
Hock E. Tan (3).........     364,922     2.3%         --     --         40,547     1.7%
Lewis C. Eggebrecht
 (3)....................     135,000       *          --     --         15,000       *
David Dominik (4).......   7,650,168    49.0%   5,653,079    100%    1,478,139    62.6%
Michael A. Krupka (4)...   7,650,168    49.0%   5,653,079    100%    1,478,139    62.6%
Prescott Ashe (5).......         --      --           --     --            --      --
John Howard (6).........   4,434,416    28.4%         --     --        492,713    20.9%
Directors and executive
 officers as a group (7
 persons)...............  14,650,006    93.8%   5,653,079    100%    2,255,899    95.5%

--------
*  represents less than 1%

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

(1) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared power to dispose, or direct the disposition of, a security and includes options and warrants exercisable within sixty days.
(2) Includes shares of Class A common stock, Class B common stock and Class L common stock owned by Bain Capital Fund VI, L.P. ("Fund VI"); BCIP Associates II ("BCIP II"); BCIP Trust Associates II ("BCIP Trust II"); BCIP Associates II-B ("BCIP II-B"); BCIP Trust Associates II-B ("BCIP Trust II-B"); BCIP Associates II-C ("BCIP II-C" and collectively with BCIP II, BCIP Trust II, BCIP Trust II-B and BCIP II-B, the "BCIPs"); and PEP Investment PTY Ltd. ("PEP"). The BCIPs, PEP and Fund VI are collectively referred to as the "Bain Capital Funds."
(3) Includes a total of 364,922 shares of Class A common stock issuable upon exercise of options and a total of 40,547 shares of Class L Common Stock issuable upon exercise of options.
(4) Mr. Dominik and Mr. Krupka are Managing Directors of Bain Capital, Inc., limited partners of Bain Capital Partners VI, L.P., the sole general partner of Fund VI, and Managing Directors of Bain Capital Investors VI, Inc. ("Bain Investors VI"), the sole general partner of Bain Capital Partners VI, L.P. In addition, (i) Bain Capital, Inc., of which Messrs. Dominik and Krupka are Managing Directors, is the managing general partner of each of the BCIPs and has voting and investment power with respect to the shares owned by PEP, (ii) Messrs. Dominik and Krupka (or affiliated entities) are general partners of BCIP Trust II, BCIP Trust II-B, BCIP II and/or BCIP II-B, and (iii) Bain Investors VI is a general partner of BCIP II-C. Accordingly, each of Mr. Dominik and Mr. Krupka may be deemed to beneficially own some or all of the shares owned by the Bain Capital Funds. Each of Mr. Dominik and Mr. Krupka disclaims beneficial ownership of any such shares.
(5) Mr. Ashe is a Principal of Bain Capital, Inc. and he (or an affiliated entity) is a general partner of BCIP Trust II, BCIP Trust II-B, BCIP II and/or BCIP II-B. Accordingly, Mr. Ashe may be deemed to beneficially own some or all of the shares owned by BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B. Mr. Ashe disclaims beneficial ownership of any such shares.
(6) Mr. Howard is a Senior Managing Director of Bear Stearns. Accordingly, Mr. Howard may be deemed to beneficially own some or all of the shares owned by Bear, Stearns & Co. Inc. Mr. Howard disclaims beneficial ownership of any such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In connection with the recapitalization, we, each of the equity investors and all of our other equity holders have entered into agreements that, among other things, provide for tag-along rights, drag-along rights, registration rights, restrictions on the transfer of shares and certain preemptive rights. The shareholders agreement provides that in certain circumstances various specified actions, including among others, major corporate transactions such as acquisitions, divestitures, financings, recapitalizations and mergers, as well as other actions such as hiring and firing senior managers, setting management compensation and establishing capital and operating budgets and business plans, require the approval of a majority of the shares of common stock held by Bain Capital. Pursuant to a voting agreement, our board of directors is comprised of three representatives designated by Bain Capital, one representative designated by Bear Stearns, our chief executive officer so long as he is employed by us as chief executive officer and Mr. Boreen so long as he owns at least 50% of the common stock he owns at the closing of the recapitalization.

   In connection with the recapitalization, we entered into an advisory agreement with each of the Equity Investors pursuant to which they agree to provide financial advisory and consulting services. In exchange for such services, the equity investors are entitled to an aggregate annual shareholder advisory fee of $1 million and their out-of-pocket expenses. In addition, the Equity Investors will receive an aggregate fee not to exceed 1% of the aggregate value of any acquisition, divesture or financing transaction of us in which Bain Capital is involved. Each advisory agreement will remain in effect for an initial term of ten years, subject to termination if Bain Capital and its affiliates hold less than 50% of our common stock and by the equity investors or by us upon written notice 90 days prior to the expiration of the initial term. Each advisory agreement includes customary indemnification provisions in favor of each of the equity investors. During fiscal year 1999, the Company paid Bain Capital and Bear Stearns shareholder advisory fees of $3.4 million and $4.9 million, respectively.

   On May 11, 1999, certain members of the management team entered into stock purchase agreements. In exchange for the purchase of Class A common shares and Class L common shares, the executives delivered to us a promissory note. The notes accrue interest at 8% per annum and mature on May 11, 2006. The executives may prepay the notes at any time, in full or increments of $1,000. If the executives receive a bonus from us, the executives have the obligation to prepay their notes in an amount equal to 50% of the amount of such bonus, net of the amount of any customary withholding taxes and such amount paid to us. The total amount outstanding as of July 3, 1999 was $0.5 million, of which $0.3 million was owed by Mr. Tan.

   On May 11, 1999, we entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement provides for us to pay Mr. Boreen $350,000 per year in monthly installments. The term of the consulting agreement ends on May 11, 2002.

                     DESCRIPTION OF SENIOR CREDIT FACILITY

   The senior credit facility provides for two groups of term loans: the term A loans for $30.0 million and the term B loans for $40.0 million. The senior credit facility will also provide for revolving loans for up to $25.0 million, including letters of credit. At the closing of the recapitalization, we borrowed $3.9 million against the $25.0 million maximum. Subject to certain restrictions, we may use the senior credit facility in the future for our working capital and general corporate purposes.

 Repayment.

The different loans under the senior credit facility are due as follows:

  . The revolving loans--five years after the completion of the recapitalization;

  .  The term A loans--2.0% in 2000, 14.0% in 2001, 20.0% in 2002, 28.0% in
     2003 and 36.0% in 2004; and

  .  The term B loans--1.0% in each of 2000, 2001, 2002, 2003 and 2004, 40.0%
     in 2005 and 55.0% in 2006.

   We may repay any of our borrowings, or reborrowings in the case of the revolving loans, under the senior credit facility without paying a premium or penalty, other than payment of breakage costs and reimbursement of the lenders' actual re-employment costs under certain circumstances.

   Also, it is mandatory that we repay any outstanding borrowings out of certain net cash proceeds we receive from the following events:

  . 100% of sales of assets, except for sales in the ordinary course of business and subject to certain exceptions, including the right to reinvest the proceeds in our business under certain circumstances;

  . 100% of insurance recovery and condemnation events, subject to certain exceptions, including the right to reinvest the proceeds in our business under certain circumstances;

  .  100% of permitted debt issuances, subject to certain exceptions;

  .  100% of any refund of the CSM deposit;

  . 50% of permitted equity issuances, but no amount required to be repaid when the leverage ratio is less than 3.5:1, subject to certain exceptions; and

  . 50% of annual excess cash flow, but no amount required to be repaid when the leverage ratio is less than 3.0:1.

   Security; Guaranty. Each of our direct and indirect domestic subsidiaries (and, if at some point in the future there are no adverse tax consequences, foreign subsidiaries), have guaranteed our obligations under the senior credit facility. The following secure our obligations under the senior credit facility and each of the guarantors under its guarantee:

  . a security interest in substantially all of our assets and the assets of the subsidiary guarantors;

  . a pledge of all of the capital stock of each our direct and indirect domestic subsidiaries; and

  . a pledge of 65% of the capital stock of each of our direct foreign subsidiaries.

   Interest. At our option, the interest rates under the senior credit facility are either: (1) the base rate, which is the higher of the prime lending rate or 0.5% in excess of the Federal funds effective rate, plus a margin or (2) adjusted LIBOR plus a margin. The margins of the different loans under the senior credit facility will initially be set and then will vary according to a pricing grid based upon our consolidated leverage ratio as follows:

  . the initial margin on the term A loans and revolving loans will be 2% over the base rate or 3% over adjusted LIBOR, and then on each of the term A loans and revolving loans the margins will range from 1.75%-.75% for base rate or from 2.75%-1.75% for adjusted LIBOR; and

  . the initial margin on the term B loans will be 2.5% over the base rate or 3.5% over adjusted LIBOR, and then on the term B loans the margins will range from 2.25%-2.00% for base rate or from 3.25%-3.00% for adjusted LIBOR.

   Fees. We have agreed to pay certain fees in connection with the senior credit facility, including: (1) letter of credit fees; (2) agency fees; and (3) commitment fees. Commitment fees are payable at a rate per annum of 0.5% on the undrawn amounts of the revolving loans but may reduce to 0.375% depending upon our consolidated leverage ratio.

   Covenants. The senior credit facility requires that we meet certain financial tests which include a maximum leverage ratio, a minimum interest coverage ratio and minimum EBITDA levels. The senior credit facility will also contain covenants which, among other things, restrict our ability, subject to certain exceptions, to do the following:

  .  incur liens;

  .  engage in transactions with affiliates;

  .  incur indebtedness;

  .  declare dividends or redeem or repurchase capital stock;

  .  make loans and investments;

  .  engage in mergers, acquisitions, consolidations and asset sales;

  .  acquire assets, stock or debt securities of any person;

  .  amend our certificate of incorporation; and

  .  make capital expenditures.

   The senior credit facility also requires that we satisfy certain customary affirmative covenants and make certain customary indemnifications to our lenders and the administrative agent under the senior credit facility.

   Events of Default. The senior credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency, ERISA violations, judgment defaults, cross-defaults to certain other indebtedness and a change in control.

                            DESCRIPTION OF NEW NOTES

General

   We will issue new notes ("Notes") pursuant to the indenture dated May 11, 1999 (the "Indenture") among the Subsidiary Guarantors, Chase Manhattan Trust Company, National Association, as trustee (the "Trustee") and us. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The following is a summary of the material terms and provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. A copy of the Indenture is and Registration Rights Agreement are available as set forth below under "-- Additional Information." You can find definitions of certain capitalized terms used in the following summary under "--Certain Definitions" and throughout this summary. For purposes of this summary, the term "Company" refers only to Integrated Circuit Systems, Inc. and not to any of its subsidiaries.

   Initially, the Trustee will act as paying agent and registrar for the Notes.

   The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all current and future Senior Debt of the Company. As of July 3, 1999, the Company had old notes of $100.0 million, Senior Debt of approximately $70.0 million and, including through its Subsidiaries, had additional liabilities (including trade payables and lease obligations) aggregating approximately $24.7 million. In September 1999, we repurchased $2.0 million of old notes in a privately negotiated transaction. The Indenture permits the incurrence of additional Senior Debt in the future.

   The Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries except to the extent of the Note Guarantees. Initially, only the Company's domestic Subsidiaries will be Subsidiary Guarantors of the Notes. Any right of the Company to receive assets of any of its Non-Guarantor Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company. As of July 3, 1999, the Company's Non-Guarantor Subsidiary had approximately $1.9 million of liabilities (excluding intercompany liabilities). See "Risk Factors--Effective Subordination" and "--Ability to Service Debt."

   As of the date of the Indenture, all of the Company's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. See "--Certain Covenants-- Restricted Payments."

Subordination

   The payment of the Company's Obligations with respect to the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

   Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full, in cash or Cash Equivalents of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full in cash or Cash Equivalents, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

   The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if

  (i) a default in the payment of the principal of, premium, if any, interest or liquidated damages, if any, on Designated Senior Debt occurs and is continuing beyond any applicable period of grace, or

  (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt.

   Payments on the Notes may and shall be resumed

  (a) in the case of a payment default, upon the date on which such default is cured or waived, and

  (b) in case of a nonpayment default, the earliest of

    (x) the date on which such nonpayment default is cured or waived,

    (y) 179 days after the date on which the applicable Payment Blockage Notice is received, or

    (z) the Trustee receiving notice from the representative in respect of such Designated Senior Debt rescinding such Payment Blockage Notice,

unless the maturity of any Designated Senior Debt has been accelerated.

   No new period of payment blockage may be commenced unless and until

  (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice, and

  (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash.

   No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 180 days.

   The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

   The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Note Guarantee.

   "Designated Senior Debt" means

  (i) any Indebtedness outstanding under the Senior Credit Agreements, and

  (ii) after payment in full of all Indebtedness outstanding under the Senior Credit Agreements, any other Senior Debt permitted under the Indenture, the principal amount of which is $25.0 million or more, and that has been designated by the Company as "Designated Senior Debt".

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

   "Permitted Junior Securities" means Equity Interests in the Company or any Subsidiary Guarantor or debt securities that are unsecured and are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt pursuant to the subordination provisions of the Indenture (without limiting the foregoing, such securities shall have no required principal payments until after the final maturity of all Senior Debt).

   "Senior Debt" means

  (i) all Indebtedness of the Company or any of the Subsidiary Guarantors outstanding under Credit Facilities and all Hedging Obligations with respect thereto,

  (ii) any other Indebtedness permitted to be incurred by the Company or the Subsidiary Guarantors under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or the relevant Note Guarantee, as the case may be, and

  (iii) all Obligations with respect to the foregoing.

Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include

  (v) any liability for foreign, Federal, state, local or other taxes owed or owing by the Company or any Subsidiary Guarantor,

  (w) any Indebtedness of the Company or any Subsidiary Guarantor to any of its Subsidiaries or other Affiliates,

  (x) any trade payables,

  (y) any Indebtedness that is incurred in violation of the Indenture, or

  (z) any Capital Lease Obligations.

Note Guarantees

   The Company's payment obligations under the Notes are fully and unconditionally guaranteed (the "Note Guarantees"), on a joint and several basis, by the Subsidiary Guarantors. Note Guarantees have not been and will not be provided by the Non-Guarantor Subsidiaries. The Note Guarantee of each Subsidiary Guarantor is subordinated to the prior payment in full in cash or cash equivalents of all Senior Debt of each such Subsidiary Guarantor, which was $70.0 million as of July 3, 1999, and the amounts for which the Subsidiary Guarantors will be liable under the guarantees issued from time to time in the future with respect to Senior Debt. The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors-- Fraudulent Conveyance Matters."

   Subject to the provisions of the following paragraph, the Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless

  (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes, the Indenture and the Registration Rights Agreement;

  (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and

  (iii) either

    (x) the Company would be permitted by virtue of the Company's pro forma Consolidated Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant described below under the heading "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," or

    (y) immediately after giving effect to such transaction, the Consolidated Fixed Charge Coverage Ratio of the Company shall be higher than the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.

   Except as set forth in this paragraph, the Indenture does not prohibit the merger of two of the Company's Restricted Subsidiaries or the merger of a Restricted Subsidiary into the Company.

   The Indenture provides that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Note Guarantees; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "--Repurchase at the Option of Holders--Asset Sales."

Principal, Maturity and Interest

   The Notes will initially be issued in an aggregate principal amount of $98.0 million and will mature on May 15, 2009. Interest on the Notes will accrue at the rate of 11 1/2% per annum and will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2000, to Holders of record on the immediately preceding May 1 and November 1. Additional Notes ("Additional Notes") in an unlimited principal amount may be issued from time to time after the date of the Indenture, subject to the provisions of the Indenture, including those described below under the heading "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, and interest with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

Optional Redemption

   Except as provided below, the Notes will not be redeemable at the Company's option prior to May 15, 2004. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

                                               Percentage
                                                   of
                                               Principal
            Year                                 Amount
            ----                               ----------
            2004..............................  105.750%
            2005..............................  103.833%
            2006..............................  101.916%
            2007 and thereafter...............  100.000%

   Notwithstanding the foregoing, during the first 36 months after May 15, 1999, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes originally issued under the Indenture (including the original principal amount of any Additional Notes) at a redemption price of 111.50% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided that at least $65.0 million of the original aggregate principal amount of Notes (including the original principal amount of any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and provided, further, that such redemption shall occur within 120 days of the date of the closing of any such Equity Offering.

   At any time prior to May 15, 2004, the Notes may also be redeemed, as a whole but not in part, at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice (but in no event may any such redemption occur more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption (the "Redemption Date").

   "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of

  (i) 1.0% of the principal amount of such Note or

  (ii) the excess of

    (A) the present value at such Redemption Date of

      (1) the redemption price of such Note at May 15, 2004 (such redemption price being set forth in the table above) plus

      (2) all required interest payments due on such Note through May 15, 2004 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate at such Redemption Date plus 75 basis points, over

    (B) the principal amount of such Note, if greater.

Selection and Notice

   If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee from among the Notes that are then outstanding in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

   The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

 Change of Control

   Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

   On the Change of Control Payment Date, the Company will, to the extent lawful,

  (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

  (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered, and

  (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

   The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   The Indenture provides that, prior to the mailing of any notice required by the Indenture, but in any event within 30 days following any Change of Control, the Company will

  (i) repay in full in cash and terminate all commitments under Indebtedness under the Senior Credit Agreements and all other Senior Debt the terms of which require repayment upon a Change of

     Control or offer to repay in full in cash and terminate all commitments under all Indebtedness under the Senior Credit Agreements and all other such Senior Debt and to repay the Indebtedness owed to each lender under the Senior Credit Agreements that has accepted such offer, or

  (ii) obtain the requisite consents under the Senior Credit Agreements and all such other Senior Debt to permit the repurchase of the Notes as provided above.

   The Company shall first comply with this covenant before it shall be required to repurchase Notes pursuant to the provisions described in the Indenture. The Company's failure to comply with the immediately preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "--Events of Default" below.

   The Senior Credit Agreements restrict the Company's ability to prepay debt, including the Notes, and also provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Senior Credit Agreements. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

   The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

   The Company will not be required to make a Change of Control Offer upon a Change of Control if

  (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, or

  (ii) the Company exercises its option to purchase all the Notes upon a Change of Control as described above under the heading "--Optional Redemption."

   "Change of Control" means the occurrence of one or more of the following events:

  (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons, as defined in Section 13(d) of the Exchange Act (a "Group"), whether or not otherwise in compliance with the provisions of the Indenture, other than the Principals and their respective Related Parties and members of the Permitted Group;

  (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

  (iii) any Person or Group (other than the Principals and their respective Related Parties and members of the Permitted Group) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Voting Stock of the Company or any successor to all or substantially all of its assets; or

  (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

   The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

   "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who

  (i) was a member of such Board of Directors on the date of the Indenture, or

  (ii) was nominated for election or elected to such Board of Directors by any of the Principals or with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election. "Permitted Group" means any group of investors if deemed to be a "person" (as such terms is used in Section 13(d)(3) of the Exchange Act) by virtue of the Shareholders Agreement, as the same may be amended, modified or supplemented from time to time, provided that

  (i) the Principals are party to such Shareholders Agreement,

  (ii) the persons party to the Shareholders Agreement as so amended, supplemented or modified from time to time that were not parties, and are not Affiliates of persons who were parties, to the Shareholders Agreement as of the date of the Indenture, together with their respective Affiliates (collectively, the "New Investors"), are not direct or indirect beneficial owners (determined without reference to the Shareholders Agreement) of more than 50% of the Voting Stock owned by all parties to the Shareholders Agreement as so amended, supplemented or modified, and

  (iii) the New Investors, individually or in the aggregate, do not, directly or indirectly, have the right, pursuant to the Shareholders Agreement (as so amended, supplemented or modified) or otherwise to designate more than 50% of the members of the Board of Directors of the Company or any direct or indirect parent entity of the Company.

   "Principals" means Bain Capital, Inc. and Bear, Stearns & Co. Inc.

   "Related Party" with respect to any Principal means

  (i) any controlling stockholder, or 80% (or more) owned Subsidiary of such Principal, or

  (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (i).

   "Shareholders Agreement" means collectively that certain shareholders agreement and that certain voting agreement, each dated as of the date of the Indenture, among the Principals and the other shareholders of the Company named as parties therein from time to time.

 Asset Sales

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless

  (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors),

  (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents; provided that the amount of

    (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets, and

    (b) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for the purposes of this provision, and

  (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either

    (A) to repay any Senior Debt and, in the case of any Senior Debt under any revolving credit facility, effect a commitment reduction under such revolving credit facility,

    (B) to reinvest in Productive Assets, or

    (C) a combination of prepayment, repurchase and investment permitted by the foregoing clauses (iii)(A) and (iii)(B).

   Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) or (iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), the aggregate amount of Net Cash Proceeds that have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and
(iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

   Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $5.0 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $5.0 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $5.0 million or more shall be deemed to be a "Net Proceeds Offer Trigger Date").

   Notwithstanding the two immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent

  (i) at least 75% of the consideration for such Asset Sale constitutes Productive Assets, cash, Cash Equivalents and/or Marketable Securities, and

  (ii) such Asset Sale is for fair market value (as determined in good faith by the Company's Board of Directors); provided that any consideration not constituting Productive Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall be subject to the provisions of the two preceding paragraphs.

   Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of at least 20 (but not more than 30) business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

   The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue thereof.

Certain Covenants

 Restricted Payments

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (i) declare or pay any dividend or make any other payment or distribution on account of the Equity Interests of the Company or any Restricted Subsidiary (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) or to the direct or indirect holders of the Equity Interests of the Company or any Restricted Subsidiary in their capacity as such (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends or distributions payable solely to the Company or a Restricted Subsidiary);

  (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) any Equity Interests of the Company or any Restricted Subsidiary or any direct or indirect parent of the Company; or

  (iii) make any Restricted Investment

   (all such payments and other actions set forth in clauses (i) through (iii) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

  (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

  (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable Four-Quarter Period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the heading "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

  (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2)(i), (3), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of

    (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

    (ii) 100% of the aggregate net cash proceeds (including the fair market value (as determined in good faith by a resolution of the Board of Directors of the Company) of property other than cash that would constitute Marketable Securities or a Permitted Business) received by the Company since the date of the Indenture as a contribution to its common equity capital (other than from a Subsidiary or that were financed with loans from the Company or any Restricted Subsidiary) or from the issue or sale of Qualified Capital Stock (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness) of the Company (excluding any net proceeds from an Equity Offering or capital contribution to the extent used to redeem Notes in accordance with the optional redemption provisions of the Notes) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into Qualified Capital Stock (other than Qualified Capital Stock (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus

    (iii) an amount equal to the aggregate net proceeds (including the fair market value (as determined in good faith by a resolution of the Board of Directors of the Company) of property other than cash that would constitute Marketable Securities or a Permitted Business) of any

      (A) sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, or

      (B) dividend from, or the sale of the stock of, an Unrestricted
          Subsidiary;

      provided, however, that the foregoing amount shall not exceed, in the case of clause (A), the amount of such Restricted Investment previously made (and treated as a Restricted Investment) by the Company or any Restricted Subsidiary, and, in the case of any such clause (B), the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

   Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit

  (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice;

  (2) if no Event of Default shall have occurred and be continuing or shall occur as a consequence thereof, the acquisition of any shares of Capital Stock of the Company (the "Retired Capital Stock") either

    (i) solely in exchange for shares of Qualified Capital Stock of the Company (the "Refunding Capital Stock"), or

    (ii) through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company,

    and, in the case of subclause (i) of this clause (2), if immediately prior to the retirement of the Retired Capital Stock the declaration and payment of dividends thereon was permitted under clause (3) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided that at the time of the declaration of any such dividends on the Refunding Capital Stock, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

  (3) if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the Indenture (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph); provided that, at the time of such issuance, the Company, after giving effect to such issuance on a pro forma basis, would have had a Consolidated Fixed Charge Coverage Ratio of at least 2.0 to 1.0 for the most recent Four-Quarter Period;

  (4) payments to redeem or repurchase the Company's common equity or options in respect thereof, in each case in connection with the repurchase provisions of employee stock option or stock purchase agreements or other agreements to compensate management and other employees and consultants; provided that all such redemptions or repurchases pursuant to this clause (4) shall not exceed $10.0 million in the aggregate since the date of the Indenture (which amount shall be increased by the amount of any net cash proceeds received from the sale since the date of the Indenture of Equity Interests (other than Disqualified Stock) to members of the Company's management and other employees and consultants that have not otherwise been applied to the payment of Restricted Payments pursuant to the terms of the preceding paragraph (c) and by the cash proceeds of any "key-man" life insurance policies which are used to make such redemptions or repurchases); provided, however, notwithstanding the foregoing limitations, that

    (A) for so long as any Indebtedness is outstanding under the Senior Credit Agreements, the Company shall be permitted to make any redemptions or repurchases not prohibited by the terms of such Senior Credit Agreements, and

    (B) after payment in full of all Indebtedness outstanding under the Senior Credit Agreements, the aggregate limitation set forth above shall increase to an amount equal to the greater of

      (x) $10.0 million, and

      (y) 7.5% of Total Assets,

    provided, further, however, that the cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with such a repurchase of Capital Stock of Parent will not be deemed to constitute a Restricted Payment under the Indenture;

  (5) if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described below under the heading "--Incurrence of Indebtedness and Issuance of Preferred Stock," other Restricted Payments in an aggregate amount not to exceed $7.5 million since the date of the Indenture;

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  (6) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; and

  (7) payments in connection with the Recapitalization and related transactions (as described under "Use of Proceeds") made on or subsequent to the date of the Indenture.

   In determining the aggregate amount of Restricted Payments made subsequent to the date of the Indenture in accordance with clause (c) of the immediately preceding paragraph,

  (a) amounts expended pursuant to clauses (1), (2)(ii), (4), and (5) shall be included in such calculation; provided such expenditures pursuant to clause (4) shall not be included to the extent of the cash proceeds received by the Company from any "key man" life insurance policies, and

  (b) amounts expended pursuant to clauses (2)(i), (3), (6) and (7) shall be excluded from such calculation.

   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

   The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

 Incurrence of Indebtedness and Issuance of Preferred Stock

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Subsidiary Guarantor may issue shares of preferred stock (provided, that either
(x) such Subsidiary Guarantor is a Wholly Owned Restricted Subsidiary or (y) if such series of preferred stock does not pay cash dividends during any period prior to the maturity date of the Notes, such preferred stock is Qualified Capital Stock) if

  (i) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness or the issuance of any such Disqualified Stock, and

  (ii) the Consolidated Fixed Charge Coverage Ratio for the Company's most recently ended Four-Quarter Period would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, at the beginning of such Four-Quarter Period.

   The provisions of the first paragraph of this covenant do not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

  (i) the Notes (other than Additional Notes) and the Note Guarantees thereof;

  (ii) Indebtedness incurred pursuant to one or more Credit Facilities in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed, at any given date, the greater of

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    (A) $110.0 million, or

    (B) $95.0 million, multiplied by a fraction

      (1) the numerator of which shall be the Consolidated EBITDA of the Company for its most recently ended fiscal year, and

      (2) the denominator of which shall be the Consolidated EBITDA of the Company for its fiscal year ended July 3, 1999,

     provided that the amount of Indebtedness permitted to be incurred pursuant to the Senior Credit Agreements in accordance with this clause
     (ii) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Senior Credit Agreements in reliance on, and in accordance with, the first paragraph of this covenant or clauses (x) and (xv) below;

  (iii) the incurrence of Indebtedness and/or the issuance of Permitted Foreign Subsidiary Preferred Stock by Foreign Subsidiaries of the Company, which together with the aggregate principal amount of Indebtedness incurred pursuant to this clause (iii) and the aggregate liquidation value of all Permitted Foreign Subsidiary Preferred Stock issued pursuant to this clause (iii) does not exceed $15.0 million at any one time outstanding;

  (iv) other Indebtedness of the Company and its Subsidiaries outstanding on the date of the Indenture for so long as such Indebtedness remains outstanding;

  (v) Hedging Obligations of the Company covering Indebtedness of the Company; provided that any Indebtedness to which any such Hedging Obligations correspond is otherwise permitted to be incurred under the Indenture; and provided, further, that such Hedging Obligations are entered into, in the judgment of the Company, to protect the Company from fluctuation in interest rates on its outstanding Indebtedness;

  (vi) Indebtedness of the Company under Currency Agreements;

  (vii) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that

     (a) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes,

     (b) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary thereof, and

     (c) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vii);

  (viii) the incurrence of Acquired Indebtedness of Restricted Subsidiaries of the Company to the extent the Company could have incurred such Indebtedness in accordance with the first paragraph of this covenant on the date such Indebtedness became Acquired Indebtedness;

  (ix) Guarantees by the Company and the Subsidiary Guarantors of each other's Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture;

  (x) Indebtedness (including Capital Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed 7.5% of Total Assets at the time of any incurrence thereof (including any Refinancing Indebtedness with respect thereto) (which amount may, but need not, be incurred in whole or in part under the Senior Credit Agreements);

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  (xi) Indebtedness incurred by the Company or any of its Restricted
       Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims;

  (xii) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

  (xiii) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

  (xiv) any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale (collectively, "Refinances," and "Refinanced" shall have a correlative meaning) of existing or future Indebtedness (other than intercompany Indebtedness), including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith ("Refinancing Indebtedness"); provided that any such event shall not

     (1) directly or indirectly result in an increase in the aggregate principal amount of Permitted Indebtedness of the Company and its Restricted Subsidiaries, except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness

            (A) to pay Required Premiums and related fees, or

            (B) otherwise permitted to be incurred under the Indenture, or

     (2) create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being Refinanced (except that this subclause (2) will not apply in the event the Indebtedness being Refinanced, was originally incurred in reliance upon clauses (ii) or (xv) of this paragraph);

  provided, further, however, that

    (x) Refinancing Indebtedness shall not include

            (1) Indebtedness of a Subsidiary that is not a Subsidiary
                Guarantor that Refinances Indebtedness of the Company, or

            (2) Indebtedness of the Company or a Restricted Subsidiary that
                Refinances Indebtedness of an Unrestricted Subsidiary,

     (y) if the Indebtedness being Refinanced is not Senior Debt, then such Refinancing Indebtedness shall rank no more senior than, and shall be at least as subordinated in right of payment, to the Notes as the Indebtedness being Refinanced, and

     (z) Refinancing Indebtedness shall be secured only by assets of a similar type and in a similar amount to those that secured the Indebtedness so refinanced; and

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  (xv) the incurrence of additional Indebtedness by the Company or any of its
       Restricted Subsidiaries and/or the issuance of Permitted Domestic Subsidiary Preferred Stock by the Company's U.S. Subsidiaries, which together with the aggregate principal amount of other Indebtedness incurred pursuant to this clause (xv) and the aggregate liquidation value of all other Permitted Domestic Subsidiary Preferred Stock issued pursuant to this clause (xv), does not exceed $12.5 million at any one time outstanding (which amount, in the case of Indebtedness, may, but need not, be incurred in whole or in part under the Senior Credit Agreements).

   For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest and accretion or amortization of original issue discount will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Consolidated Fixed Charges of the Company as accrued.

 No Senior Subordinated Debt

   The Indenture provides that

  (i) the Company will not incur, create, issue, assume, Guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes, and

  (ii) no Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of any Subsidiary Guarantor and senior in any respect in right of payment to the Note Guarantees.

 Liens

   The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, unless

  (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens, and

  (ii) in all other cases, the Notes are equally and ratably secured,

except for

  (A) Liens existing as of the date of the Indenture and any extensions, renewals or replacements thereof,

  (B) Liens securing Senior Debt,

  (C) Liens securing the Notes,

  (D) Liens securing Indebtedness that is incurred to refinance Indebtedness that was secured by a Lien permitted under the Indenture that was incurred in accordance with the provisions of the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced, and

  (E) Permitted Liens.

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 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to

  (a) pay dividends or make any other distributions on or in respect of its Capital Stock,

  (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company, or

  (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except for such encumbrances or restrictions existing under or by reason of:

   (1) applicable law;

   (2) the Indenture;

   (3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

   (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

   (5) agreements existing on the date of the Indenture (including, without limitation, the Senior Credit Agreements);

   (6) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

   (7) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

   (8) any agreement or instrument governing Capital Stock of any Person that is in effect on the date such Person is acquired by the Company or a Restricted Subsidiary of the Company;

   (9) any agreement or instrument governing Indebtedness or Permitted Foreign Subsidiary Preferred Stock (whether or not outstanding) of Foreign Subsidiaries of the Company that was permitted by the Indenture to be incurred;

  (10) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (11) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (c) above;

  (12) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

  (13) Indebtedness incurred after the date of the Indenture in accordance with the terms of the Indenture; provided that the restrictions contained in the agreements governing such new Indebtedness are, in the good faith judgment of the Board of Directors of the Company, not materially less favorable, taken as a whole, to the Holders of the Notes than those contained in the agreements governing Indebtedness outstanding on the date of the Indenture; and

  (14) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings,

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      replacements or refinancings are, in the good faith judgment of the
      Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

 Merger, Consolidation, or Sale of Assets

   The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

  (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Registration Rights Agreement, the Notes and the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee;

  (iii) immediately after such transaction no Default or Event of Default exists; and

  (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company and except in the case of a merger entered into solely for the purpose of reincorporating the Company in another jurisdiction, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable Four-Quarter Period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the heading "--Incurrence of Indebtedness and Issuance of Preferred Stock."

   The "Merger, Consolidation, or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries which are Subsidiary Guarantors.

 Transactions with Affiliates

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to occur any transaction or series or related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates involving aggregate consideration in excess of $2.5 million (an "Affiliate
Transaction"), other than

  (x) Affiliate Transactions permitted under the following paragraph below, and

  (y) Affiliate Transactions on terms that are not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company and, at the Company's option, either

    (i) a majority of the disinterested members of the Board of Directors of the Company shall determine in good faith that such Affiliate Transaction is on terms that are not materially less

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       favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company, or

    (ii) the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company; and

     provided, further, that for an Affiliate Transaction with an aggregate value of $5.0 million or more the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company.

   The foregoing restrictions shall not apply to

  (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employee or consultants of the Company or any Subsidiary as determined in good faith by the Company's Board of Directors or senior management;

  (ii) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

  (iii) any agreement as in effect as of the date of the Indenture or any amendment or replacement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement thereto) so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the date of the Indenture;

  (iv) Restricted Payments permitted by the Indenture;

  (v) the payment of customary management, consulting and advisory fees and related expenses to the Principals and their Affiliates made pursuant to any financial advisory, financing, underwriting or placement agreement or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which fees and expenses are approved by the Board of Directors of the Company or such Restricted Subsidiary in good faith;

  (vi) payments or loans to employees or consultants that are approved by the Board of Directors of the Company in good faith;

  (vii) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any shareholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the Indentures and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the date of the Indenture shall only be permitted by this clause (vii) to the extent that the terms of any such amendment or new agreement are not disadvantageous to the Holders of the of Notes in any material respect; and

  (viii) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the

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      Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

 Additional Note Guarantees

   The Indenture provides that if the Company or any of its Restricted Subsidiaries acquire or create another U.S. Subsidiary after the date of the Indenture, or if any Subsidiary becomes a U.S. Subsidiary after the date of the Indenture, then the newly acquired or created Subsidiary will execute a Note Guarantee and deliver an Opinion of Counsel in accordance with the terms of the Indenture; provided, that all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture will not be subject to the requirements of this covenant for so long as they continue to constitute Unrestricted Subsidiaries.

 Conduct of Business

   The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses a majority of whose revenues are not derived from the same or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of the Indenture.

 Reports

   The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes

  (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants, and

  (ii) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the SEC's rules and regulations.

   In addition, following the consummation of the exchange offer to which this prospectus relates, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

   The following events are defined in the Indenture as "Events of Default:"

  (i) the failure to pay interest on any Notes when the same becomes due and payable if the default continues for a period of 30 days, whether or not such payment shall be prohibited by the subordination provisions of the Indenture;

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

  (ii) the failure to pay the principal on any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer), whether or not such payment are prohibited by the subordination provisions of the Indenture;

  (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture if the default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

  (iv) the failure to pay at final stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary, which failure continues for at least 10 days, or the acceleration of the maturity of any such Indebtedness, which acceleration remains uncured and unrescinded for at least 10 days, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $7.5 million or more at any time;

  (v) one or more judgments in an aggregate amount in excess of $7.5 million are rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

  (vi) except as permitted by the Indenture, any Note Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or cease for any reason to be in full force and effect or any Subsidiary Guarantor which is a Significant Subsidiary, or any Person acting on behalf of any such Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

  (vii) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

   Upon the happening of any Event of Default specified in the Indenture, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that such notice is a "notice of acceleration" (the "Acceleration Notice"), and the same

  (i) will become immediately due and payable, or

  (ii) if there are any amounts outstanding under either of the Senior Credit Agreements, will become immediately due and payable upon the first to occur of an acceleration under either of the Senior Credit Agreements or five Business Days after receipt by the Company and the Representative under the applicable Senior Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

If an Event of Default with respect to bankruptcy proceedings of the Company occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of Notes.

   The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of Notes may rescind and cancel such declaration and its consequences as to such series

  (i) if the rescission would not conflict with any judgment or decree,

  (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration,

  (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid,

  (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances, and

  (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

The holders of a majority in principal amount of Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

   No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

   The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes ("Legal Defeasance") except for

  (i) the rights of Holders of outstanding Notes of to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below,

  (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

  (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and

  (iv) the Legal Defeasance provisions of the Indenture.

   In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to such Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to such Notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance,

  (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Liquidated Damages, if any, on all outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be,

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

     and the Company must specify whether such Notes are being defeased to maturity or to a particular redemption date;

  (ii) in the case of Legal Defeasance, the Company must deliver to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that

     (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

     (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (iii) in the case of Covenant Defeasance, the Company must deliver to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (iv) no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

  (v) such Legal Defeasance or Covenant Defeasance may not result in a breach or violation of, or constitute a default under any material agreement or instrument (including the Indenture and the Senior Credit Agreements) (other than a default under the Indenture resulting from the borrowing of funds to be applied to such deposit) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

  (vi) the Company must deliver to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

  (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

  (viii) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

   A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

   The registered Holder of a Note will be treated as the owner of it for all purposes.


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Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the Indenture and Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

  (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver,

  (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the heading "--Repurchase at the Option of Holders"),

  (iii) reduce the rate of or change the time for payment of interest on any Note,

  (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration),

  (v) make any Note payable in money other than that stated in the Notes,

  (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes,

  (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the heading "--Repurchase at the Option of Holders"), or

  (viii) make any change in the foregoing amendment and waiver provisions.

In addition, any amendment to the subordination provisions of the Indenture that would adversely affect the Holders of the Notes will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding. Any amendment to the subordination provisions of the Indenture or the related definitions will also require the consent of the holders of a majority of the Indebtedness then outstanding under each of the Senior Credit Agreements.

   Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to

  (i) cure any ambiguity, defect or inconsistency,

  (ii) provide for uncertificated Notes in addition to or in place of certificated Notes,

  (iii) provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets,

  (iv) make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or

  (v) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indentures Act.


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

Concerning the Trustee

   The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if the Trustee acquires any conflicting interest the Trustee must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

   The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

   Anyone who receives this Prospectus may obtain copies of the Indenture and the Registration Rights Agreement (discussed under the caption "Exchange Offer") without charge, by writing to Integrated Circuit Systems, Inc., 2435 Boulevard of the Generals, Norristown, PA 19403, Attention: Chief Financial Officer.

Certain Definitions

   Set forth below is a summary of certain defined terms used in the Indenture. We refer you to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or that is assumed by the Company or any of its Restricted Subsidiaries in connection with the acquisition of assets from such Person, in each case excluding any Indebtedness incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition.

   "Affiliate" means a Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company. The term "control" means the possession directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

 "Asset Acquisition" means

  (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or

  (b) the acquisition by the Company or any Restricted Subsidiary of the Company of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

   "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Restricted Subsidiary of the Company of

  (a) any Capital Stock of any Restricted Subsidiary of the Company, or

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

  (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business;

provided, however, that Asset Sales shall not include

  (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million,

  (ii) the sale, lease, conveyance, disposition or other transfer of all substantially all of the assets of the Company as permitted under the provisions described above under the heading "--Certain Covenants-- Merger, Consolidation, or Sale of Assets" or any disposition that constitutes a Change of Control,

  (iii) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof,

  (iv) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry,

  (v) disposals or replacements of obsolete, uneconomical, negligible, worn out or surplus property in the ordinary course of business,

  (vi) the licensing of intellectual property in the ordinary course of business or in accordance with industry practice, and

  (vii) the sale, lease conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Restricted Subsidiaries in connection with Investments permitted by the covenant described under the heading "--Certain Covenants-- Restricted Payments."

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

 "Capital Stock" means

  (i) in the case of a corporation, corporate stock,

  (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

  (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

  (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

 "Cash Equivalents" means:

  (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

  (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

  (iii) commercial paper maturing no more than one year from the date of creation thereof and at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

  (iv) certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia, Japan or any member of the European Economic Community or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200.0 million; provided that instruments issued by banks not having one of the two highest ratings obtainable from either S&P or Moody's or by banks organized under the laws of Japan or any member of the European Economic Community shall not constitute Cash Equivalents for purposes of the subordination provisions of the applicable Indenture;

  (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and

  (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

   "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of such Person's

  (i) Consolidated Net Income, and

  (ii) to the extent Consolidated Net Income has been reduced thereby,

    (A) all income taxes and foreign withholding taxes (including, without limitation, any state single business, unitary or similar taxes) of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period,

    (B) Consolidated Interest Expense,

    (C) Consolidated Noncash Charges, and

    (D) all one-time cash compensation payments made in connection with the Recapitalization.

   "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the most recent four full fiscal quarters for which internal financial statements are available (the "Four-Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four-Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, Consolidated EBITDA and Consolidated Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to

  (i) the incurrence of any Indebtedness or the issuance of any preferred stock of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other preferred stock occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period, and

  (ii) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any Pro Forma Cost Savings) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.

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

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating Consolidated Fixed Charges for purposes of determining the denominator (but not the numerator) of this Consolidated Fixed Charge Coverage Ratio,

  (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

  (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

  (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

   "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of

  (i) Consolidated Interest Expense (before amortization or write-off of debt issuance costs), plus

  (ii) the amount of all cash dividend payments on

  (x) any series of preferred stock of such Person,

  (y) any Refunding Capital Stock of such Person, to the extent paid pursuant to the terms of clause (2) of the second paragraph of the covenant described under the heading "--Certain Covenants--Restricted Payments," and

  (z) any series of preferred stock of any Restricted Subsidiary of such Person;

    provided that with respect to any series of preferred stock or Refunding Capital Stock that was not paid cash dividends during such period but that is eligible to be paid cash dividends during any period, or matures or is mandatorily redeemable, prior to the maturity date of the Notes, cash dividends shall be deemed to have been paid with respect to such series of preferred stock or Refunding Capital Stock during such period for purposes of clause (ii) of this definition.

   "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication,

  (i) the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP,

  (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and

  (iii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

   "Consolidated Net Income" of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, provided that there shall be excluded therefrom

  (a) gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP,

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

  (b) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP,

  (c) items classified as a cumulative effect of an accounting change or as extraordinary, unusual or nonrecurring gains and losses (including, without limitation, severance, relocation and other restructuring costs), and the related tax effects according to GAAP,

  (d) the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary of the Company,

  (e) the net income of any Restricted Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of the Company of that income is restricted by contract, operation, operation of law or otherwise,

  (f) the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person,

  (g) the net loss of any Person, other than a Restricted Subsidiary,

  (h) only for the purposes of the definition of Consolidated EBITDA, one-time cash charges resulting from any merger, recapitalization or acquisition transaction, and

  (i) only for purposes of clause (c)(i) of the first paragraph of the covenant described under the heading "--Certain Covenants--Restricted Payments," any amounts included pursuant to clause (c)(iii) of the first paragraph of such covenant.

For purposes of clause (c)(i) of the first paragraph of the covenant described under the heading "--Certain Covenants--Restricted Payments," Consolidated Net Income

  (A) shall be reduced by any cash dividends paid with respect to any series of Designated Preferred Stock, and

  (B) shall be increased by the proceeds of any

    (1) sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, or

    (2) dividend from, or the sale of stock of, an Unrestricted Subsidiary;

    provided, however, that there shall be deducted from such proceeds, in the case of clause (1), the amount of such Restricted Investment previously made (and treated as a Restricted Investment) by the Company or any Restricted Subsidiary and, in the case of clause (2), the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

   "Consolidated Noncash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period, determined on a consolidated basis in accordance with GAAP excluding any such non-cash charge constituting an extraordinary item or loss or any such non-cash charge which requires an accrual of or a reserve for cash charges for any future period.

   "Credit Facilities" means one or more debt facilities (including, without limitation, the Senior Credit Agreements) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) and/or letters of credit.

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   "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

   "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Designated Preferred Stock" means Preferred Stock that is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the heading "--Certain Covenants--Restricted Payments."

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Equity Offering" means any offering of Qualified Capital Stock of the Company.

   "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Agreements) in existence on the date of the Indenture, until such amounts are repaid.

   "Foreign Subsidiaries" means the Company's current and future non-U.S. Subsidiaries which are Restricted Subsidiaries.

   "Four-Quarter Period" has the meaning specified in the definition of Consolidated Fixed Charge Coverage Ratio.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Hedging Obligations" means, with respect to any Person, the obligations of such Person under

  (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements (including Interest Swap Obligations), and

  (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates (including Currency
       Agreements).

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   "Indebtedness" means, with respect to any Person, any indebtedness of such
Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable or representing any Hedging Obligations, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be

  (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and

  (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

   "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Persons calculated by applying a fixed or a floating rate of interest on the same notional amount.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the heading "--Certain Covenants--Restricted Payments."

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

   "Marketable Securities" means publicly traded debt or equity securities that are listed for trading on a national securities exchange and that were issued by a corporation whose debt securities are rated in one of the three highest rating categories by either S&P or Moody's.

   "Moody's" means Moody's Investors Service, Inc.

   "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "Non-Recourse Debt" means Indebtedness

  (i)  as to which neither the Company nor any of its Restricted Subsidiaries

     (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),

     (b) is directly or indirectly liable (as a guarantor or otherwise), or

     (c) constitutes the lender;

  (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

  (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

   "Non-Guarantor Subsidiaries" means the Foreign Subsidiaries.

   "Obligations" means any principal, interest (including, without limitation, interest that, but for the filing of a petition in bankruptcy with respect to an obligor, would accrue on such obligations), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Permitted Business" means any business (including stock or assets) that derives a majority of its revenues from the manufacture, distribution or sale of integrated circuits and activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of the Indenture.

   "Permitted Domestic Subsidiary Preferred Stock" means any series of Preferred Stock of a domestic Subsidiary Guarantor that constitutes Qualified Capital Stock and has a fixed dividend rate, the liquidation value of all series of which, when combined with the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries incurred pursuant to clause (xv) of the definition of Permitted Indebtedness, does not exceed $12.5 million.

   "Permitted Investments" means

  (i) Investments by the Company or any Restricted Subsidiary of the Company in any Restricted Subsidiary of the Company that is a Subsidiary Guarantor or a Foreign Subsidiary (whether existing on the date of the Indenture or created thereafter) or in any other Person (including by means of any transfer of cash or other property) if as a result of such Investment such Person shall become a Restricted Subsidiary of the Company that is a Subsidiary Guarantor or a Foreign Subsidiary and Investments in the Company by any Restricted Subsidiary of the Company,

  (ii) cash and Cash Equivalents,

  (iii) Investments existing on the date of the Indenture,

  (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business,

  (v) accounts receivable created or acquired in the ordinary course of business,

  (vi) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's businesses and otherwise in compliance with the Indenture,

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  (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers,

  (viii) guarantees by the Company of Indebtedness otherwise permitted to be incurred by Restricted Subsidiaries of the Company that are either Subsidiary Guarantors or Foreign Subsidiaries under the Indenture,

  (ix) Investments the payment for which consists exclusively of Qualified Capital Stock of the Company,

  (x) Investments received by the Company or its Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided that in the case of an Asset Sale, such Asset Sale is effected in compliance with the covenant described under the heading "--Repurchase at the Option of Holders--Asset Sales," and

  (xi) other Investments that do not exceed in the aggregate $15.0 million at any one time outstanding.

   "Permitted Foreign Subsidiary Preferred Stock" means any series of Preferred Stock of a foreign Restricted Subsidiary of the Company that constitutes Qualified Capital Stock and has a fixed dividend rate, the liquidation value of all series of which, when combined with the aggregate amount of Indebtedness of foreign Restricted Subsidiaries of the Company incurred pursuant to clause
(iii) of the definition of Permitted Indebtedness, does not exceed $15.0 million.

   "Permitted Liens" means the following types of Liens:

  (i)  Liens for taxes, assessments or governmental charges or claims either

     (a) not delinquent, or

     (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

  (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

  (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

  (iv) judgment Liens not giving rise to an Event of Default;

  (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

  (vi) any interest or title of a lessor under any Capitalized Lease
       Obligation;

  (vii) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that

     (a) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired, and

     (b) the Lien securing such Indebtedness shall be created with 90 days of such acquisition;

  (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

  (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

  (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

  (xi) Liens securing Interest Swap Obligations or Currency Agreements which Interest Swap Obligations or Currency Agreements relate to
       Indebtedness that is otherwise permitted under the applicable
       Indenture;

  (xii) Liens securing Indebtedness of foreign Restricted Subsidiaries of the Company incurred in reliance on clause (iii) of the second paragraph of the covenant described above under the heading "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock;"

  (xiii) Liens securing Acquired Indebtedness incurred in reliance on clause
         (viii) of the second paragraph of the covenant described above under the heading "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock;"

  (xiv) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not in the aggregate exceed $5.0 million at any one time outstanding;

  (xv) Leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

  (xvi) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

  (xvii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customer duties in connection with the importation of goods;

  (xviii) Liens on assets of Unrestricted Subsidiaries that secure Non-
          Recourse Debt of Unrestricted Subsidiaries; and

  (xix) Liens existing on the date of the Indenture, together with any Liens securing Indebtedness incurred in reliance on clause (xiv) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the date of the Indenture; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced.

   "Pro Forma Cost Savings" means, with respect to any period, the reduction in costs that occurred during the Four-Quarter Period or after the end of the Four-Quarter Period and on or prior to the Transaction Date that were

  (i) directly attributable to an Asset Acquisition and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of May 1, 1999, or

  (ii) implemented by the business that was the subject of any such Asset Acquisition within six months of the date of the Asset Acquisition and that are supportable and quantifiable by the underlying accounting records of such business,

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

as if, in the case of each of clause (i) and (ii), all such reductions in costs had been effected as of the beginning of such period.

   "Productive Assets" means assets (including Capital Stock) that are used or usable by the Company and its Restricted Subsidiaries in Permitted Businesses.

   "Qualified Capital Stock" means any Capital Stock that is not Disqualified Stock.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

   "S&P" means Standard & Poor's Corporation.

   "Senior Credit Agreements" mean that certain Credit Agreement, dated as of May 11, 1999, by and among the Company, the guarantors named therein, Credit Suisse First Boston, as administrative agent, and the financial institutions party thereto, initially providing for up to $95.0 million of revolving and term credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended (including any amendment and restatement thereof), modified, renewed, refunded, replaced, refinanced or restructured (including, without limitation, any amendment increasing the amount of available borrowing thereunder) from time to time and whether with the same or any other agent, lender or group of lenders.

   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

   "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

   "Subsidiary" means, with respect to any Person,

  (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), and

  (ii) any partnership

    (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or

    (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof), but shall not include any Unrestricted Subsidiary.

   "Subsidiary Guarantors" means each of

  (i) all Restricted Subsidiaries (but excluding the Non-Guarantor Subsidiaries), and

  (ii) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

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

   "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recent consolidated balance sheet, adjusted to give pro forma effect to any acquisitions or dispositions since the date of the relevant balance sheet (including any acquisitions for which any Indebtedness is proposed to be incurred).

   "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to May 15, 2004; provided, however, that if the period from such Redemption Date to May 15, 2004 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

   "Unrestricted Subsidiary" means

  (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

    (a) has no Indebtedness other than Non-Recourse Debt;

    (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

    (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation

      (1) to subscribe for additional Equity Interests, or

      (2) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

    (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

    (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

   Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the heading "--Certain Covenants--Restricted Payments." Notwithstanding the foregoing, no Subsidiary of the Company that was a Subsidiary Guarantor as of the date of the Indenture shall be permitted to become an Unrestricted Subsidiary; provided, however, that any Subsidiary of the Company that becomes a Subsidiary Guarantor after the date of the Indenture shall be permitted to become an Unrestricted Subsidiary and the Note Guarantee of any such Subsidiary Guarantor shall be released upon such designation in accordance with the terms hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the heading "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such

                                      102
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covenant). The Board of Directors of the Company may at any time designate any
Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if

  (i) such Indebtedness is permitted under the covenant described under the heading "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period,

  (ii) such Subsidiary shall execute a Note Guarantee and deliver an Opinion of Counsel, in accordance with the terms of the Indenture, and

  (iii) no Default or Event of Default would be in existence following such designation.

   "U.S. Subsidiary" means any Subsidiary of the Company that is incorporated in a State in the United States or the District of Columbia or that Guarantees or otherwise becomes an obligor with respect to any Indebtedness of the Company or another Subsidiary Guarantor.

   "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing

  (i) the sum of the products obtained by multiplying

    (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

    (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

  (ii) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

Book-Entry, Delivery and Form

   The new notes to be exchanged for old notes that were sold to qualified institutional buyers under Rule 144A in the United States initially will be in the form of one or more registered global notes without interest coupons (collectively, the "Global Note"). Upon issuance, the Global Note will be deposited with the trustee, as custodian for the Depositary, in New York, New York, and registered in the name of the Depositary or its nominee, in each case for credit to the accounts of direct or indirect participants.

   The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   We expect that pursuant to procedures established by the Depositary, upon the deposit of the Global Note with the Depositary, the Depositary will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated by the Initial Purchasers. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

   So long as the Depositary, or its nominee, is the registered holder and owner of the Global Note, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of any related notes evidenced by the Global Note for all purposes of such notes and the Indenture. Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the Notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depositary, as the holder of the Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   We will make payments of principal of, premium, if any, and interest on notes represented by the Global Note registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Note.

   We expect that the Depositary or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

   Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the

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company will have any responsibility or liability for the performance by the
Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book Entry Notes for Certificated Notes

   Subject to certain conditions, the notes represented by the Global Note are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if

  (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Note and we are unable to locate a qualified successor within 90 days or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act;

  (2) the company in its discretion at any time determines not to have all the notes represented by the Global Note; or

  (3) a default entitling the holders of the notes to accelerate the maturity thereof has occurred and is continuing.

   Any note that is exchangeable as above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depositary or its nominee. In addition, such certificates will bear the legend referred to under "Transfer Restrictions" (unless we determine otherwise in accordance with applicable law), subject, with respect to such certificated notes, to the provisions of such legend.

                                 EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   We originally sold our old notes on May 11, 1999 to Bear, Stearns & Co. Inc. and Credit Swisse First Boston Corporation (the "Initial Purchasers") pursuant to a Purchase Agreement dated May 5, 1999. The Initial Purchasers subsequently resold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition of the purchase agreement, we entered into an Exchange Offer Registration Rights Agreement (the "Registration Rights Agreement") with the Initial Purchasers pursuant to which we agreed, for the benefit of the holders of the old notes, at our cost, to:

  (1) file a registration statement (the "Exchange Offer Registration Statement") with the SEC on or before October 8, 1999, with respect to a registered exchange offer to exchange the old notes for new notes of the company having terms substantially identical in all material respects to the old notes (except that the new notes will not contain terms with respect to transfer restrictions);

  (2) cause the Exchange Offer Registration Statement to be declared effective under the Securities Act on or before December 7, 1999

  (3) as soon as practicable after the effectiveness of the Exchange Offer Registration Statement (the "Effectiveness Date"), to offer the new notes in exchange for surrender of the old notes; and

  (4) to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

   The Exchange Offer Registration Statement was filed with the SEC on October 7, 1999 and was declared effective by the SEC on October 19, 1999, at which time the offering of the new notes commenced.

   For each Transfer Restricted Security (as defined in the Registration Rights Agreement) tendered to us pursuant to the exchange offer, we will issue to the holder of such Transfer Restricted Security a new note having a principal amount equal to that of the surrendered Transfer Restricted Security. Interest on each

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new note will accrue from the last interest payment date on which interest was paid on the Transfer Restricted Security surrendered in exchange therefore or, if no interest has been paid on such Transfer Restricted Security, from the date of its original issue.

   Under existing SEC interpretations contained in several no-action letters to third parties, we believe the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents to us in the exchange offer that

  .  it is acquiring the new notes in the ordinary course of its business,

  . it has no arrangement or understanding with any person to participate in the distribution of the new notes, and

  . it is not an affiliate of the Company within the meaning of Rule 405 under the Securities Act.

   Each broker-dealer that receives new notes for its own account in exchange for old notes in the exchange offer, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution." The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus.

   Under the Registration Rights Agreement, the company is required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of such new notes until April 16, 2000 (or such shorter period during which participating broker dealers are required by law to deliver such prospectus).

   A holder of Transfer Restricted Securities (other than certain specified holders) who wishes to exchange old notes for new notes in the exchange offer will be required to make certain representations to us (as described in the Registration Rights Agreement), including the representation that

  (1) any new notes to be received by it will be acquired in the ordinary course of its business;

  (2) at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes; and

  (3) it is not an "affiliate" of the company, as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

   In the event that changes in law or applicable interpretations of the staff of the SEC do not permit us to effect such an exchange offer, or if for any other reason we do not consummate the exchange offer by January 6, 2000, or if any Initial Purchaser shall notify us within 10 business days following consummation of the exchange offer that Transfer Restricted Securities held by it are not eligible to be exchanged for new notes in the exchange offer, or if any holder shall notify us within 10 business days following consummation of the exchange offer that

  (1) such holder is prohibited by law or SEC policy from participating in the exchange offer;

  (2) such holder may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such holder; or

  (3) such holder is a broker-dealer and holds notes that are part of an unsold allotment from the original sale of the old notes,

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

then, the company and the Subsidiary Guarantors will, at our cost,

  (1) as promptly as practicable, file a shelf registration statement (the "Shelf Registration Statement") covering resales of the old notes or the new notes, as the case may be;

  (2) cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 60th day after the date we become obligated to file the Shelf Registration Statement or receive certain notices from holders; and

  (3) keep the Shelf Registration Statement effective until the earlier of
      (A) the time when the notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses
      (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date, and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will pay additional cash interest if (each of clause (1) through (3), a "Registration Default")

  (1) by October 8, 1999, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement is filed with the SEC;

  (2) by January 6, 2000, the exchange offer is not consummated and, if applicable, the Shelf Registration Statement is not declared effective; or

  (3) after either the Exchange Offer Registration Statement or the Shelf Registration Statement is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions);

from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

   The rate of the additional interest will be 0.5% per annum following the occurrence of such Registration Default, until all Registration Defaults have been cured; provided, however, that

  (1) no holder of notes who is not entitled to the benefits of a Shelf Registration Statement shall be entitled to receive additional interest by reason of a Registration Default that pertains to a Shelf Registration Statement; and

  (2) no holder of notes constituting an unsold allotment from the original sale of the old notes or any other holder of notes who is entitled to the benefits of a Shelf Registration Statement shall be entitled to receive additional interest by reason of a Registration Default that pertains to an exchange offer.

   We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the old notes and the new notes.

   All references in the Indenture, in any context, to any payment of principal, purchase prices in connection with a purchase of notes, and interest or any other amount payable on or with respect to any of the notes shall be deemed to include payment of any additional cash interest pursuant to the Registration Rights Agreement.

   If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof provided that we have accepted all old notes theretofore validly tendered in accordance with the terms of the exchange offer.

   The summary herein of certain provisions of the Registration Rights Agreement is subject to, and is qualified in its entirety by, all the provisions of the Exchange Offer Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this prospectus is a part.

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

   Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will not have any further registration rights and such old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on November 18, 1999. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000.

   The form and terms of the new notes are substantially the same as the form and terms of the old notes except that:

  . the new notes bear a new designation and a different CUSIP number from the old notes;

  . the new notes have been registered under the federal securities laws and hence will not bear legends restricting the transfer thereof as the old notes do; and

  . the holders of the new notes will generally not be entitled to certain rights under the Registration Rights Agreement, which rights generally will be satisfied when the exchange offer is consummated. The new notes will evidence the same debt as the tendered old notes and will be entitled to the benefits of the indenture under which the old notes were issued. As of the date of this prospectus, $98,000,000 aggregate principal amount of old notes were outstanding.

   Holders of old notes do not have any appraisal or dissenters' rights under the Business Corporation Law of Pennsylvania or the Indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

   We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof, such notice if given orally, to be confirmed in writing, to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from the company.

   If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

   Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

   The expiration date is 5:00 p.m., New York City time, on November 18, 1999, unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended.


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

   In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice, such notice if given orally, to be confirmed in writing, and will issue a press release or other public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   We reserve the right:

  . to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "conditions" shall not have been satisfied, by giving oral or written notice, such notice if given orally, to be confirmed in writing, of such delay, extension or termination to the exchange agent, or

  .  to amend the terms of the exchange offer in any manner.

   Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the New Notes

   The new notes will bear interest from their date of issuance. Holders of old notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the new notes. Such interest will be paid with the first interest payment on the new notes on May 15, 2000 to persons who are registered holders of the new notes on May 1, 2000. Interest on the old notes accepted for exchange will cease to accrue upon issuance of the new notes.

   Interest on the new notes will be payable semi-annually on each May 15 and November 15, commencing on May 15, 2000.

Procedures for Tendering

   Only a registered holder of old notes may tender such notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the old notes and any other required documents, or cause The Depository Trust Company to transmit an agent's message in connection with a book-entry transfer, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the old notes, the Letter of Transmittal or agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the old notes may be made by book entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

   The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the old notes that such participant has received and agrees:

  .  to participate in the Automated Tender Option Program ("ATOP");

  .  to be bound by the terms of the Letter of Transmittal; and

  .  that we may enforce such agreement against such participant.

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

   By executing the Letter of Transmittal or agent's message, each holder will make to us the representations that:

  . the new notes are to be acquired by the holder or the person receiving such new notes, whether or not such person is the holder, in the ordinary course of business;

  . the holder or any such other person, other than a broker-dealer referred to in the next sentence, is not engaging and does not intend to engage, in distribution of the new notes;

  . the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the new notes;

  . neither the holder nor any such other person is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act; and

  . the holder of any such other person acknowledges that if such holder or any other person participates in the exchange offer for the purpose of distributing the new notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes and cannot rely on existing SEC interpretation thus the new notes will be freely tradeable after the exchange offer without further registration under the Securities Act.

   The tender by a holder and the acceptance thereof by us will constitute agreement between such holder and the company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal or agent's message.

   The method of delivery of old notes and the Letter of Transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No Letter of Transmittal or old notes should be sent to the company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

   Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

   Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the notes tendered pursuant thereto are tendered by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or for the account of an eligible institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "eligible institution").

   If the Letter of Transmittal is signed by a person other than the registered holder of any old notes listed therein, such notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such notes with the signature thereon guaranteed by an eligible institution.

   If the Letter of Transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence to our satisfaction of their authority to so act must be submitted with the Letter of Transmittal.

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   We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at the book-entry transfer facility, The Depository Trust Company (the "book-entry transfer facility"), for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing such book-entry transfer facility to transfer such old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, unless an agent's message is transmitted to and received by the exchange agent in compliance with ATOP on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures, the tender of such notes will not be valid. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

   All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. We may not waive any condition to the exchange offer unless such condition is legally waiveable. In the event such a waiver by us gives rise to the legal requirement to do so, we will hold the exchange offer open for at least five business days thereafter. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as the we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither the issuers, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tender of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

   Holders who wish to tender their old notes and whose old notes are not immediately available, who cannot deliver their old notes, the Letter of Transmittal or any other required documents to the exchange agent, or who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

  (a) the tender is made through an eligible institution;

  (b) prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the Letter of Transmittal, or facsimile thereof, or, in the case of a book-entry transfer, an agent's message, together with the certificate(s) representing the old notes, or a confirmation of book-entry transfer of such notes into the exchange agent's account at the Book-Entry Transfer Facility, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent; and

  (c) the certificate(s) representing all tendered old notes in proper form for transfer, or a confirmation of a book-entry transfer of such old notes into the exchange agent's account at the book entry transfer facility, together with a Letter of Transmittal, of facsimile thereof, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's

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     message, are received by the exchange agent within three New York Stock
     Exchange trading days after the expiration date of the exchange offer.

Withdrawal of Tenders

   Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

   To withdraw a tender of old notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

  . specify the name of the person having deposited notes to be withdrawn (the "Depositor");

  . identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at the book entry transfer facility to be credited;

  . be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such notes into the name of the person withdrawing the tender; and

  . specify the name in which any such old notes are to be registered, if different from that of the Depositor.

   All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us and shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration date.

Conditions

   Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or exchange new notes for, any old notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such old notes, if:

  . any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer, or any material adverse development has occurred in any existing action or proceeding with respect to our Company or any of our subsidiaries; or

  . any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer; or

  . any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby.

   If we determine, in our sole discretion, that any of the conditions are not satisfied, we may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes as described in "--Withdrawal of Tenders" above;

  . waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Exchange Agent

   Chase Manhattan Trust Company, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Mail:                                Overnight Courier:
Chase Manhattan Trust Company,          Chase Manhattan Trust Company
  National Association                  National Association
One Liberty Place                       One Liberty Place
1650 Market Street                      1650 Market Street
Philadelphia, PA 19103                  Philadelphia, PA 19103
Attention: Stephen Schaaf               Attention: Stephen Schaaf

Facsimile Transmission:                 Confirm by Telephone:
(215) 568-1449                          (215) 988-1320

   Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

   The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of our Company and our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

   We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

   The new notes will be recorded at the same carrying value as the new notes, which is face value, as reflected in our company's accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the new notes.

Consequences of Failure to Exchange

   The old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

  .  to our company, upon redemption thereof or otherwise;

  . so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to our company;

  . outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  . pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the New Notes

   With respect to resales of new notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives new notes, whether or not such person is the holder, other than a person that is an "affiliate" of our Company within the meaning of Rule 405 under the Securities Act, in exchange for old notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the new notes, will be allowed to resell the new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires new notes in the exchange offer for the purpose of distributing or participating in a distribution of the new notes, such holder cannot rely on the position of the staff of the SEC enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each participating broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

   As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the exchange offer is required to represent to our Company in the Letter of Transmittal that:

  . the new notes are to be acquired by the holder or the person receiving such new notes, whether or not such person is the holder, in the ordinary course of business;

  . the holder or any such other person, other than a broker-dealer referred to in the next sentence, is not engaging and does not intend to engage, in the distribution of the new notes;

  . the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the new notes;

  . neither the holder nor any such other person is an "affiliate" of our company within the meaning of Rule 405 under the Securities Act; and

  . the holder or any such other person acknowledges that if such holder or other person participates in the exchange offer for the purpose of distributing the new notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes and cannot rely on those no-action letters.

   As indicated above, each participating broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. For a description of the procedures for such resales by participating broker-dealers, see "Plan of Distribution."

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general discussion of certain material United States federal income tax consequences of the exchange of the old notes for the new notes, and the ownership and disposition of the new notes for holders who acquired the new notes in exchange for old notes. This discussion is limited to holders who hold both the existing notes and the new notes as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended.

   This discussion does not address all aspects of United States federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under United States federal income tax law (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who have acquired notes as part of a straddle, hedge, conversion transaction or other integrated investment or constructive sale or persons whose functional currency is not the United States dollar).

   This discussion is based on provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

   EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

   As used in this section, the term "U.S. holder" means a beneficial owner of a note that is, for United States federal income tax purposes,

  .  citizen or resident of the United States,

  . a corporation or partnership created or organized under the laws of the United States or of any political subdivision thereof,

  . an estate the income of which is subject to United States federal income taxation regardless of its source, or

  . a trust, if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

   The term "non-U.S. holder" means a beneficial owner of a note other than a U.S. Holder.

U.S. Taxation of U.S. Holders

   Payments of Interest. Stated interest payable on the new notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time accrued or received, in accordance with such U.S. holder's method of accounting for United States federal income tax purposes.

   We may be required to pay additional interest (or redemption premiums) to U.S. holders of the new notes. Although the matter is not free from doubt, we intend to take the position that a U.S. holder of a new note should be required to report the additional interest (or redemption premiums) as ordinary income for United States federal income tax purposes when they accrue or are received, in accordance with the holder's method of accounting. It is possible, however, that the Internal Revenue Service may take a different position, in which case the timing and amount of income may be different.

   Disposition of the Notes. The exchange of the old notes for the new notes will not be a taxable event for U.S. federal income tax purposes. The holding period of the new note will include the U.S. holder's holding period of the old note, and the basis of the new note will be the same as the basis in the old note immediately before the exchange.

   On the sale, exchange, redemption, retirement at maturity or other disposition of a new note, a U.S. holder generally will recognize capital gain or loss (except as noted in the next paragraph) equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in the new note. The capital gain or loss will be long-term capital gain or loss if the holding period for the new note (that includes the holding period for the initial note) exceeds one year at the time of the disposition. Generally, the maximum tax rate for individuals on long-term capital gains is 20%.

   To the extent a portion of the amount realized on the disposition of the new note is attributable to interest, it will be taxed as ordinary income and not capital gain. A portion of the amount realized will be attributable to interest if there is accrued but unpaid interest at the time of the disposition, or if the U.S. holder purchased the initial notes (other than at original issuance) at a market discount, as defined in the Internal Revenue Code of 1986, as amended. If a U.S. holder bought an old note for an amount less than the stated redemption price at maturity, he or she should consult with his or her tax advisor to determine if there is market discount in the new note, and the impact of the market discount on the taxation of the holding and disposition of the new note.

   Bond Premium. If a U.S. holder purchased an old note for an amount in excess of the amount payable at the maturity date, the U.S. holder may deduct the excess as amortizable bond premium over the aggregate terms of the old notes and the new notes under a yield to maturity formula. The deduction is available only if an election is made by the U.S. holder, and the election will apply to all obligations owned or acquired by the U.S. holder. The U.S. holder's adjusted basis in the old notes and the new notes will be reduced to the extent of the amortizable bond premium.

U.S. Taxation of Non-U.S. Holders

   Payments of Interest. In general, under current U.S. tax law, payments of interest received by a non-U.S. holder will not be subject to United States withholding tax, provided that the non-U.S. holder

  . does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote,

  . is not a controlled foreign corporation that is related to us actually or constructively through stock ownership, and

  .  either

    . the beneficial owner of the new note provides us or our paying agent with a properly executed certification on IRS Form W-8 (or suitable substitute form), signed under penalties of perjury, that the beneficial owner is not a "U.S. person" for U.S. federal income tax purposes and that provides the beneficial owner's name and address, or

    . a securities clearing organization, bank or other financial institution that holds customer's securities in the ordinary course of its business holds the new note and certifies to us or our agent under penalties of perjury that the IRS Form W-8 (or a suitable substitute form) has been received from the beneficial owner of the new note or a qualifying intermediary and furnishes the payor a copy thereof.

   Payments of interest not exempt from U.S. federal withholding tax as described above, or not exempt because of a change of law effective after the date of the original issuance of the old note, will be subject to such withholding tax at the rate of 30%, unless reduced or eliminated under an applicable income tax treaty, and unless the beneficial owner of the new note provides us or our paying agent, as the case may be, with a properly executed

  . IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or

  .  IRS Form 4224 (or successor form) stating that interest paid on the new note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

   It is unclear whether the payment of additional interest (or redemption premium) to a non-U.S. holder will be subject to withholding of U.S. federal income tax, and we may withhold 30% from any such payments made to non-U.S. holders.

   Treasury regulations that are to be effective with respect to payments made after December 31, 2000 provide alternative methods for satisfying the certification requirements described in the preceding paragraph. Those regulations also will require, in the case of new notes held by a foreign partnership, that the certification described above be provided by each partner.

   Disposition of the New Notes. The exchange of an old note for a new note will not be a taxable event for a non-U.S. holder--

   A non-U.S. holder generally will not be subject to U.S. federal income tax (and no tax will be withheld) with respect to gain realized on the sale, exchange or other disposition of a new note, unless

  . the gain is effectively connected with a U.S. trade or business conducted by the non-U.S. holder or

  . the non-U.S. holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other conditions are met.

   Effectively Connected Income. If interest and other payments received by a non-U.S. holder with respect to the new notes, including proceeds from the sale or exchange of the new notes, are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or the non-U.S. holder is otherwise subject to U.S. federal income taxation on a net basis with respect to such holder's ownership of the notes), the non-U.S. holder will generally be subject to the rules described above under "U.S. Taxation of U.S. Holders" (subject to any modification provided under an applicable income tax treaty). The non-U.S. holder may also be subject to the U.S. "branch profits tax" if the holder is a corporation.

Backup Withholding and Information Reporting

   In general, information reporting requirements will apply to certain payments of principal, interest and liquidated damages paid on new notes and to the proceeds of sale of a new note made to U.S. holders other than certain exempt recipients (such as corporations). U.S. holders also may be subject to backup withholding at a rate of 31% on payments of principal, liquidated damages and interest on, and the proceeds of the sale or exchange of, the new notes. In general, backup withholding will apply to the payments if the U.S. holder

  . fails to furnish a taxpayer identification number ("TIN") which, for an individual, would be his or her Social Security number,

  .  furnishes an incorrect TIN, or

  .  fails to report in full payments of interest or dividends.

   Information reporting and backup withholding generally will not apply to payments made to a non-U.S. holder who provides the certification described under "U.S. Taxation of Non-U.S. holders--Payments of Interest" or otherwise establishes an exemption from backup withholding, provided that neither we or the paying agent have actual knowledge that the holder is a U.S. person.

                              PLAN OF DISTRIBUTION

   Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, until January 6, 2000, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 28, 1999, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

   We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time:

   .  in one or more transactions in the over-the-counter market,

   .  in negotiated transactions,

   .  through the writing of options on the new notes, or

   .  a combination of such methods of resale.

   The new notes may be sold:

   .  at market prices prevailing at the time of resale,

   .  at prices related to such prevailing market prices, or

   .  at negotiated prices.

   Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any new notes.

   Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any such resale of new notes and any commissions or concessions received by any of them may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   Until January 6, 2000, we will promptly send additional copies of the prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests these copies in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, but not including commissions or concessions of any brokers or dealers. We have also agreed to indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

   Following consummation of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of old notes who did not exchange their old notes for new notes in the exchange offer on terms which may differ from those contained in the registration rights agreement. We may use this prospectus, as it may be amended or supplemented from time to time, in connection with any such additional exchange offers.

                                 LEGAL MATTERS

   The validity of the new notes has been passed upon for us by Pepper Hamilton LLP.

                                    EXPERTS

   The consolidated financial statements and schedule of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999 and June 27, 1998, and for each of the fiscal years in the three-year period ended July 3, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

   On August 10, 1999, we decided to discontinue our engagement of KPMG LLP as our independent accountants upon the completion of the audit of the Company's consolidated financial statements as of and for the year ended July 3, 1999 and the issuance of their report thereon. KPMG LLP's reports on our consolidated financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by our board of directors. In connection with the audits by KPMG LLP of our financial statements as of and for the year ended July 3, 1999 and June 27, 1998, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the matter in their reports.

   On August 10, 1999, we engaged PricewaterhouseCoopers LLP ("PwC") as our independent accountants, commencing upon the completion of the audit of the Company's consolidated financial statements as of and for the year ended July 3, 1999 and the issuance of KPMG LLP's report thereon. Prior to such engagement, we had not consulted with PwC on issues relating to accounting principles or the type of audit opinion to be issued with respect to our financial statements. We selected PwC based primarily on the fact that PwC typically serves as independent accountants for the portfolio companies of certain of our shareholders.

                             AVAILABLE INFORMATION

   Although we used to be subject to the periodic reporting and other informational requirements of the Exchange Act, we stopped being subject to those requirements at the time of the recapitalization. We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and, following completion of the exchange offer, file with the SEC (unless the SEC will not accept such a filing):

  (a) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including a Management's Discussion and Analysis of Financial Condition and Results of Operations;

  (b) with respect to the annual information only, a report thereon by our certified independent accountants; and

  (c) all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements:
  Independent Auditors' Report............................................ F-2
  Consolidated Balance Sheets as of July 3, 1999 and June 27, 1998........ F-3
  Consolidated Statements of Operations for the years ended July 3, 1999,
   June 27, 1998 and June 28, 1997........................................ F-4
  Consolidated Statements of Shareholders' Equity (Deficit) for the years ended July 3, 1999, June 27, 1998, June 28, 1997 and June 29, 1996..... F-5
  Consolidated Statements of Cash Flows for the years ended July 3, 1999,
   June 27, 1998 and June 28, 1997........................................ F-6
  Notes to Consolidated Financial Statements.............................. F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Integrated Circuit Systems, Inc.:

   We have audited the accompanying consolidated balance sheets of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999 and June 27, 1998, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended July 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999 and June 27, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended July 3, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
August 4, 1999

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                          Consolidated Balance Sheets
                                 (In thousands)

                                                            July 3,   June 27,
                                                             1999       1998
                                                           ---------  --------
                          ASSETS
Current Assets:
  Cash and cash equivalents............................... $   9,285  $ 25,340
  Marketable securities...................................       288    16,480
  Accounts receivable, net................................    18,120    20,335
  Inventory, net..........................................     8,736    12,839
  Deferred income taxes...................................     8,644     2,069
  Prepaid income taxes....................................       --      1,067
  Prepaid assets..........................................       797       590
  Other assets............................................       523     2,043
  Current portion of deposit on purchase contracts........     3,973       --
                                                           ---------  --------
    Total current assets..................................    50,366    80,763
Property and equipment, net...............................    12,127    17,884
Deferred financing costs, net.............................    12,767       --
Deposits on purchase contracts............................    11,348     7,864
Other assets..............................................     1,187     1,498
                                                           ---------  --------
    Total assets.......................................... $  87,795  $108,009
                                                           =========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Current portion of long-term debt....................... $   1,030  $    143
  Accounts payable........................................    10,258    11,047
  Accrued salaries and bonuses............................     2,056     1,788
  Accrued expenses and other current liabilities..........     5,639     2,672
  Income taxes payable....................................     4,473       --
                                                           ---------  --------
    Total current liabilities.............................    23,456    15,650
Long-term debt, less current portion......................   169,000     1,380
Deferred income taxes.....................................       789     1,211
Other liabilities.........................................     1,462       --
                                                           ---------  --------
    Total liabilities.....................................   194,707    18,241
                                                           ---------  --------
Commitments and contingencies (See Notes 4, 5, 11 and 20)
Shareholders' Equity (Deficit):
  Preferred stock, authorized 5,000 shares, none issued...       --        --
  Common stock, no par value, authorized 50,000: issued
   13,099 shares as June 27, 1998.........................       --     56,604
  Class A common stock, $0.01 par, authorized 27,000;
   issued and outstanding 15,613 shares                          156       --
  Class B common stock, $0.01 par, authorized 70,000;
   issued and outstanding 5,653 shares....................        57       --
  Class L common stock, $0.01 par, authorized 3,000;
   issued and outstanding 2,363 shares....................        24       --
  Additional paid in capital..............................    34,719       --
  Less treasury stock, at cost (774 shares at June 27,
   1998)..................................................       --    (16,742)
  (Accumulated deficit)/retained earnings.................  (141,413)   49,906
  Notes receivable (see Note 18)..........................      (455)      --
                                                           ---------  --------
    Total shareholders' equity (deficit)..................  (106,912)   89,768
                                                           ---------  --------
    Total liabilities and shareholders' equity (deficit).. $  87,795  $108,009
                                                           =========  ========

          See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                     Consolidated Statements of Operations
                                 (In thousands)

                                                          Year Ended
                                                  ----------------------------
                                                  July 3,   June 27,  June 28,
                                                    1999      1998      1997
                                                  --------  --------  --------
Revenue.......................................... $139,063  $160,634  $104,359
Cost and expenses:
  Cost of sales..................................   64,496    88,859    59,137
  Research and development.......................   21,316    19,797    13,521
  Selling, general and administrative............   19,560    19,444    15,118
  Special charges:
    Compensation costs (see Note 15).............   15,051       --        --
    Write-off of in-process research and
     development costs...........................      --        --     11,196
  Goodwill amortization..........................      234       234       536
                                                  --------  --------  --------
    Operating income.............................   18,406    32,300     4,851
Gain on sale of assets (see Note 3)..............  (10,734)      --        --
Interest and other income........................   (2,178)   (1,984)   (1,800)
Interest expense.................................    2,955        64        63
Impairment in equity investment..................      --        --      7,072
Minority interest................................      --        --       (154)
Equity loss of investee..........................      --        --        866
                                                  --------  --------  --------
  Income (loss) before income taxes from
   continuing operations.........................   28,363    34,220    (1,196)
Income tax expense...............................    5,320    12,845     6,314
                                                  --------  --------  --------
  Income (loss) from continuing operations.......   23,043    21,375    (7,510)
                                                  --------  --------  --------
Discontinued operations:
  Loss from operations...........................      --        --     (1,773)
  Gain on disposal...............................      --        --        864
                                                  --------  --------  --------
Loss from discontinued operations................      --        --       (909)
                                                  --------  --------  --------
Net income (loss)................................ $ 23,043  $ 21,375  $ (8,419)
                                                  ========  ========  ========


          See accompanying notes to consolidated financial statements.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

           Consolidated Statements of Shareholders' Equity (Deficit)
                                (in thousands)

                                                                                          Notes
                                                                                        Receivable
                     Common    Common           Class                                      From    Additional
                      Stock    Stock    Class A    A    Class B Class B Class L Class L  Certain    Paid-In   Treasury  Treasury
                     Shares    Amount   Shares  Amounts Shares  Amounts Shares  Amounts Management  Capital    Stock     Shares
                     -------  --------  ------- ------- ------- ------- ------- ------- ---------- ---------- --------  --------
Balance at June
29, 1996.........     11,389  $ 32,674     --    $ --      --    $ --      --    $ --     $ --      $   --    $  (460)     (35)
 Shares issued
 upon
 exercise of
 stock
 options.........      1,056    10,807     --      --      --      --      --      --       --          --        --       --
 Tax benefits
 related to
 stock options...        --      2,039     --      --      --      --      --      --       --          --        --       --
 Purchase of
 common
 stock...........        --        --      --      --      --      --      --      --       --          --    (10,466)    (792)
 Acquisition of
 MicroClock,
 Inc.............        --         34     --      --      --      --      --      --       --          --      7,966      609
 Sale of Galaxy
 Power...........        --        --      --      --      --      --      --      --       --          --       (789)     (68)
 Subsidiaries
 equity
 transactions....        --       (188)    --      --      --      --      --      --       --          --        --       --
 Net loss........        --        --      --      --      --      --      --      --       --          --        --       --
                     -------  --------  ------   -----   -----   -----   -----   -----    -----     -------   -------    -----
Balance at June
28, 1997.........     12,445    45,366     --      --      --      --      --      --       --          --     (3,749)    (286)
 Shares issued
 upon
 exercise of
 stock
 options.........        654     7,014     --      --      --      --      --      --       --          --        --       --
 Tax benefits
 related to
 stock options...        --      4,224     --      --      --      --      --      --       --          --        --       --
 Purchase of
 common
 stock...........        --        --      --      --      --      --      --      --       --          --    (12,993)    (488)
 Net income......        --        --      --      --      --      --      --      --       --          --        --       --
                     -------  --------  ------   -----   -----   -----   -----   -----    -----     -------   -------    -----
Balance at June
27, 1998.........     13,099    56,604     --      --      --      --      --      --       --          --    (16,742)    (774)
 Shares issued
 upon
 exercise of
 stock
 options.........         94     1,105     --      --      --      --      --      --       --          --        --       --
 Tax benefits
 related to stock
 options.........        --        234     --      --      --      --      --      --       --          --        --       --
 Purchase of
 common
 stock...........        --        --      --      --      --      --      --      --       --          --     (3,016)    (229)
 Recapitalization... (13,193)  (57,943) 15,613     156   5,653      57   2,363      24     (455)     34,719    19,758    1,003
 Net income......        --        --      --      --      --      --      --      --       --          --        --       --
                     -------  --------  ------   -----   -----   -----   -----   -----    -----     -------   -------    -----
Balance at July
3, 1999..........        --   $    --   15,613   $ 156   5,653   $  57   2,363   $  24    $(455)    $34,719   $   --       --
                     =======  ========  ======   =====   =====   =====   =====   =====    =====     =======   =======    =====
                     (Accumulated     Total
                      Deficit/)   Shareholders'
                       Retained      Equity
                       Earnings     (Deficit)
                     ------------ -------------
Balance at June
29, 1996.........     $  36,950     $  69,164
 Shares issued
 upon
 exercise of
 stock
 options.........           --         10,807
 Tax benefits
 related to
 stock options...           --          2,039
 Purchase of
 common
 stock...........           --        (10,466)
 Acquisition of
 MicroClock,
 Inc.............           --          8,000
 Sale of Galaxy
 Power...........           --           (789)
 Subsidiaries
 equity
 transactions....           --           (188)
 Net loss........        (8,419)       (8,419)
                     ------------ -------------
Balance at June
28, 1997.........        28,531        70,148
 Shares issued
 upon
 exercise of
 stock
 options.........           --          7,014
 Tax benefits
 related to
 stock options...           --          4,224
 Purchase of
 common
 stock...........           --        (12,993)
 Net income......        21,375        21,375
                     ------------ -------------
Balance at June
27, 1998.........        49,906        89,768
 Shares issued
 upon
 exercise of
 stock
 options.........           --          1,105
 Tax benefits
 related to stock
 options.........           --            234
 Purchase of
 common
 stock...........           --         (3,016)
 Recapitalization...   (214,362)     (218,046)
 Net income......        23,043        23,043
                     ------------ -------------
Balance at July
3, 1999..........     $(141,413)    $(106,912)
                     ============ =============

         See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                         Year Ended
                                                 -----------------------------
                                                  July 3,   June 27,  June 28,
                                                   1999       1998      1997
                                                 ---------  --------  --------
Cash flows from operating activities:
 Net income (loss).............................. $  23,043  $ 21,375  $ (8,419)
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
 Depreciation and amortization..................     4,965     4,579     3,744
 Amortization of deferred finance charge........       203       --        --
 Amortization of bond premiums..................       (78)       (2)      (85)
 Minority interest and charges related to
  equity investment.............................       --        --      7,492
 (Gain) loss on sale of assets..................   (10,374)      633      (356)
 Purchase of trading securities.................   (23,313)  (12,930)     (834)
 Sale of trading securities.....................    23,669    11,911       845
 Loss from discontinued operations..............       --        --        909
 Deferred income taxes..........................    (6,995)     (712)    1,541
 Write-off of in-process research & development
  costs.........................................       --        --     11,196
 Stock compensation.............................       --        --         84
 Accounts receivable............................     2,215       355    (8,808)
 Inventory......................................     4,103       703         2
 Other assets, net..............................       794      (235)     (686)
 Accounts payable, accrued expenses and other
  liabilities...................................       678        81     3,480
 Income taxes payable...........................     5,540    (3,413)      292
                                                 ---------  --------  --------
   Net cash provided by operating activities....    24,450    22,345    10,397
                                                 ---------  --------  --------
Cash flows from investing activities:
 Capital expenditures...........................    (7,694)   (8,139)   (3,358)
 Proceeds from sale of fixed assets.............       200        10       107
 Proceeds from sale of Datacom..................    16,000       --        --
 Proceeds from sale of building.................     3,801       --        --
 Proceeds from sales of marketable securities...    18,450     1,358       --
 Proceeds from sale of discontinued operations..       --        --      1,925
 Proceeds from maturities of marketable
  securities....................................    29,347    21,069    10,499
 Purchases of marketable securities.............   (31,973)  (30,499)  (18,371)
 Deposits on purchase contracts, net............   (12,000)   (2,000)   (6,000)
 Refunds on purchase contracts..................     4,544     4,711     1,998
 Investment in subsidiary, net of cash
  acquired......................................       --        --     (6,074)
                                                 ---------  --------  --------
   Net cash provided by (used in) investing
    activities..................................    20,675   (13,490)  (19,274)
                                                 ---------  --------  --------
Cash flows from financing activities:
 Net borrowings (repayments) under line of
  credit agreement..............................       --        --     (2,315)
 Repayments of long-term debt...................      (114)     (186)     (138)
 Proceeds from exercise of stock options........     1,105     7,015    10,807
 Tax benefit of stock option exercise...........       234     4,224     2,038
 Proceeds from long-term debt...................   170,030       --        --
 Recapitalization...............................  (247,104)      --        --
 Investment from equity investors...............    30,655       --        --
 Deferred financing charges.....................   (12,970)      --        --
 Purchase of treasury stock.....................    (3,016)  (12,993)  (10,466)
                                                 ---------  --------  --------
   Net cash used in financing activities........   (61,180)   (1,940)      (74)
                                                 ---------  --------  --------
Net increase (decrease) in cash.................   (16,055)    6,915    (8,951)
Cash and cash equivalents:
 Beginning of year..............................    25,340    18,425    27,376
                                                 ---------  --------  --------
 End of year.................................... $   9,285  $ 25,340  $ 18,425
                                                 =========  ========  ========
Supplemental disclosures of cash information:
 Cash payments during the period for:
 Interest....................................... $     151  $     65  $     58
                                                 =========  ========  ========
 Income taxes................................... $   6,408  $ 11,840  $  2,336
                                                 =========  ========  ========


          See accompanying notes to consolidated financial statements.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

 Consolidation Policy

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of all significant intercompany accounts and transactions.

 Reporting Periods

   In fiscal year 1996 the Company changed its fiscal year to a 52/53 week operating cycle that ends on the Saturday nearest June 30. Fiscal year 1999 represents a 53-week operating cycle. Fiscal years 1998 and 1997 represent a 52-week operating cycles.

 Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at July 3, 1999 consist of cash, overnight retail repurchase agreements (collateralized by U.S. Treasury obligations), money market funds and commercial paper.

 Marketable Securities

   Marketable securities at July 3, 1999 consist of debt securities. Under Statement No. 115, the Company classifies all of its debt securities as held to maturity, which are recorded at amortized cost. In prior years, the Company's equity securities were classified as trading securities and unrealized holding gains and losses are included in earnings. Trading Securities were carried at the present market value, with realized gains or losses recorded in interest income on the statement of operations. As a result of the restrictions imposed by the senior credit facility (see Note 10), the Company no longer invests in equity securities.

 Inventory

   Inventory is stated at the lower of standard cost, which approximates actual cost (FIFO basis) or market.

 Property, Plant and Equipment

   Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows:

            Machinery & equipment.......... 3 to 10 years
            Furniture and fixtures......... 5 to 10 years

   Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

 Deferred Financing Costs

   Costs incurred in connection with the issuance of the senior credit facility and the senior subordinated notes (see Note 10), which are amortized over the average term of the related debt instruments, approximately 8 years at July 3, 1999. Accumulated amortization was $0.2 million as of July 3, 1999.

 Goodwill

   The purchase price in excess of the fair value of net assets acquired is amortized on a straight-line basis over 7 years. Accumulated amortization was $0.5 million and $0.3 million as of July 3, 1999 and June 27, 1998, respectively. Goodwill is recorded in other assets on the consolidated balance sheet.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

 Carrying Value of Long-Term Assets

   In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of," the Company periodically evaluates the carrying value of long-term assets when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as using the anticipated cash flows discounted at a rate commensurate with the risk involved. See Note 3 for a discussion of an impairment charge recognized on the Voyetra Technologies Inc. ("Voyetra") investment, which was recorded in the fourth quarter of fiscal year 1997.

 Revenue Recognition

   Product sales are recognized as revenue upon shipment to the customer. The Company offers a right of return to certain customers. Allowances are established to provide for estimated returns at the time of sale. The Company recognizes sales to these customers, in accordance with the criteria of FASB No. 48, at the time of the sale based on the following: the selling price is fixed at the date of sale, the buyer is obligated to pay the Company, title of the property transfers at the Company's loading dock, the buyer has economic substance apart from the Company, the Company does not have further obligations to assist the buyer in the resale of the product and the returns can be reasonably estimated at the time of sale.

 Concentration of Credit Risk

   The Company sells its products primarily to original equipment manufacturers and distributors in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Concentrations of credit risk with respect to trade accounts receivable from specific customers is limited due to the large number of customers and their dispersion across many geographic areas, however, there is a substantial concentration in the personal computer industry. Refer to Note 17 for geographic information.

 Income Taxes

   Income taxes are computed in accordance with Statement of Financial Accounting Standards No. 109. The Company files a consolidated federal tax return with its 80% or more owned subsidiaries, which included Turtle Beach for the first five months of fiscal year 1997.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

 Accounting for Stock-based Compensation

   The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and continues to apply APB 25 and related interpretation in accounting for its stock options to employees and directors. Refer to Note 15 for pro forma disclosures.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

 Reclassification of Accounts

   Certain reclassifications have been made to conform prior year's balances to the current year presentation.

 Other Comprehensive Income

   The Company's reported net income (loss) for all periods presented is the same as it's comprehensive income or loss since there were no items of other comprehensive income or loss for any of the periods covered by these financial statements.

 New Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," which defers effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company will adopt the requirements of this statement in fiscal 2001.

(2) Acquisitions/Mergers

   On May 11, 1999, the Company merged with ICS Merger Corp., a transitory merger company formed and wholly owned by the affiliates of Bain Capital Inc. and Bear, Stearns and Company Inc. (the "Equity Investors"). The following events, which collectively are referred to as our recapitalization, provided the consideration for the redemption and purchase of the Company's outstanding shares of common stock and vested options, together with the redemption and purchase of our outstanding shares of common stock and vested options, together with the payment of fees and expenses, totaling $294.4 million that took place on May 11, 1999:

  --An equity investment of $30.6 million made by the Equity Investors and certain other investors in ICS Merger Corp.;

  --Direct purchases by Bain Capital of our common stock from certain existing shareholders for $9.6 million;

  --A rollover and new equity investment by certain members of our senior management team of $9.8 million, consisting primarily of:

   --Certain existing common stock ($6.6 million) that was converted into our new common stock after the merger; and

   --Certain existing stock options that were converted into new stock options after the merger ($2.2 million) and deferred compensation agreements ($0.5 million);

   --Purchases of new common stock ($0.5 million) in exchange for promissory notes;


  --Borrowing of $70.0 million in term loans and $3.9 million under a $25.0 million revolving line of credit;

  --The offering of $100.0 million in senior subordinated notes (the
   "Notes"); and

  --The use of cash on-hand of $70.5 million.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The merger was approved by the Company's previous board of directors and the board of directors of ICS Merger Corp., and was also approved by the previous shareholders at a meeting held on May 10, 1999.

   Since the recapitalization, the Company's common stock is no longer traded on the Nasdaq National Market or any exchange, price quotations are no longer available and the registration of the Company's common stock under the Securities Exchange Act of 1934 has been terminated. Until the Company's registration statement filed in connection with the Exchange offer for the Notes has been declared effective, the Company will no longer file periodic reports with the Securities and Exchange Commission.

   On February 28, 1997, the Company acquired all the capital stock of MicroClock, Inc. ("MicroClock"), a producer of clock synthesizer integrated circuits for multimedia applications, for approximately $16.4 million, consisting of $6.4 million in cash and 608,504 shares of ICS common stock. The Company's shares exchanged in the transaction were restricted from sale for one year, therefore, the shares were valued at a 20% discount from the closing price on the date of issuance based on an independent valuation. The acquisition was accounted for under the purchase method of accounting and resulted in a charge of $11.2 million related to the write-off of in-process research and development costs and the recording of goodwill of $1.7 million, which is being amortized over 7 years. In determining the write-off of in-process research and development expenses, MicroClock was valued as a whole, and then the portion of the value attributable to technology, which had not reached technical and/or commercial feasibility, was identified. This was determined to be in-process research and development, and the residual portion of the purchase consideration after assigning values to the net tangible assets and in-process research and development was recorded as goodwill. The method used in making the determination was the discounted probable future cash flows on a product by product basis. The assumptions used in the appraisal were: three-year net cash flow on a product with no material changes from historical pricing, margins and expense levels. The amount attributable to goodwill was included as an amortizable item on the Company's balance sheet, and the amount attributable to in-process research and development was written off as not being sufficiently evolved to be commercialized or to readily ascertain the future commercial value of the same as of the date of acquisition. Revenues and results of operations of MicroClock were not significant to the Company's consolidated statement of operations for the year ended June 28, 1997, and accordingly, pro forma information as if the transaction had occurred on June 29, 1996, has not been presented.

   The in-process research and development projects included applications such as communications, desktop, notebook, set top boxes and oscillators. These projects enabled the Company to reach a customer base in which it had not been able to reach, break into a new market with the consumer electronics applications and offered additional future returns. The risks associated with their timely completion included technical issues relating to the projects, ability to retain its employee base after the merger and ability to obtain project materials from third party vendors. Management assigned approximately 87% of MicroClock's total product value to the in-process research and development projects at the time of acquisition. The Company has spent an additional $885,000 on these projects and had taken six months to complete these projects. The Company used its working capital to fund the completion of these projects.

   On November 29, 1996 the Company signed an Agreement and Plan of Merger, (the "Merger Agreement") to sell its approximately 87% interest in Turtle Beach Systems, Inc. ("Turtle Beach") to Voyetra in exchange for an approximately 35% equity interest in Voyetra. Voyetra is a supplier of music and audio software. No gain or loss was initially recorded on this transaction. The Company's proportionate share of underlying equity in Voyetra was approximately $3.5 million. The excess of the Company's carrying value over their proportionate share of underlying equity was approximately $4.3 million. Subsequent to the transaction, the Company accounted for its investment in Voyetra under the equity method of accounting. In connection with the merger, the Company also entered into a Revolving Credit Agreement and Note Arrangement (the "Revolving Credit Agreement") with Voyetra, pursuant to which the Company agreed to

                        INTEGRATED CIRCUIT SYSTEMS, INC.

make loans to Voyetra up to an aggregate of $3.5 million, subject to certain covenants. The Company recorded an impairment loss on this investment in the fourth quarter of fiscal year 1997. (See Dispositions/Impairment Note 3).

(3) Dispositions/Impairment

   In the third quarter of fiscal year 1999, the Company sold intellectual property and engineering hardware and software related to its data communications product line to 3Com Corporation for approximately $16.0 million in cash, resulting in a gain of approximately $10.7 million. Under the agreement, the Company will have certain licensing and technical support rights, and will continue to sell and support its existing and prospective fast ethernet transceiver product family to current and new customers.

   During the fourth quarter of fiscal year 1997, the Company determined that significant events and changes in circumstances had occurred subsequent to the Voyetra transaction that indicated it was probable that its investment in Voyetra would not be recoverable. In the opinion of the Company's management, Voyetra was experiencing an adverse shift in the fundamentals of its business, which resulted in deteriorating gross profit margins and a substantial increase in operating losses. In addition, during the fourth quarter of fiscal year 1997, the Company notified Voyetra that they had violated certain covenants and were in default under the Revolving Credit Agreement. As such, the Company concluded that it was under no obligation to provide financing under the Revolving Credit Agreement. As a result of these significant events in the fourth quarter of fiscal year 1997, management of the Company estimated that the undiscounted cash flows anticipated for Voyetra would not be sufficient to recover the carrying value of the Company's investment and a write-down to fair value was required. Consequently, in the fourth quarter of fiscal year 1997, the Company recorded an impairment loss of $7.1 million on its investment in Voyetra, which is included in the Statement of Operations as Impairment in equity investment. In the second quarter of fiscal year 1998, Voyetra filed a complaint in the Supreme Court of the State of New York against the Company. At the end of the second quarter, the Company and Voyetra reached a settlement. Voyetra would release the Company from all claims and all obligations with respect to the Voyetra/Turtle Beach merger agreement in exchange for assumption of certain liabilities of Turtle Beach, a $200,000 cash payment and return of Voyetra stock held by the Company. During fiscal year 1998, the Company settled these obligations and returned the Voyetra stock.

   During the third quarter of fiscal year 1997, the Company implemented a plan, with approval by the Board of Directors, to dispose of its majority interest in its subsidiary, ARK Logic, within a 12-month period. Accordingly, the Company presented ARK Logic as a discontinued operations. In connection with these events, the Company recorded a charge of $1.5 million in the third quarter fiscal year 1997, including severance and facility termination costs. Subsequently, the Company sold approximately 80% of its holdings in ARK Logic to Vision 2000 Ventures, Ltd. ("Vision 2000") for which a gain of $0.9 million, including the reversal of severance and facility termination accruals, was recorded. The sale and purchase agreement required 20% of the sales price to be held in escrow for two years. The Company received the escrow amount plus interest $0.5 million in June 1999. The amounts from discontinued operations are not tax effected, as ARK Logic was not consolidated for tax purposes and ARK Logic has net operating loss carryforwards, for which no tax benefits had been recorded by the Company. Revenues from ARK Logic for fiscal years 1997 and 1996 were $1.8 million and $10.2 million, respectively.

   In the first quarter of fiscal year 1997, the Company sold its Galaxy Power, Inc. subsidiary, which owned the assets related to the battery charge controller product line, for $0.8 million to Edward H. Arnold, former Chairman and CEO of the Company. The purchase consideration was satisfied by reacquisition of 68,387 shares of the Company's stock held by Arnold and was based on a valuation made by an independent appraiser.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

(4) Purchase Commitments

   During fiscal year 1998, under an existing wafer supply contract with Chartered Semiconductor PTE ("CSM"), the Company advanced the final $2.0 million installment of its deposit with CSM whereby CSM would supply an agreed minimum quarterly quantity of wafers April 1996 through June 2002 at specified prices. This non-interest bearing deposit is recorded as a long-term asset under the caption "Deposits on purchase contract" and will be progressively repaid from January 1, 1998, as wafers are purchased. On October 7, 1998, the Company assumed a third party's wafer purchase contract with CSM. The agreement required the Company to advance $12.0 million as part of a mutual commitment for CSM to supply and the company to purchase an agreed upon minimum quarterly quantity of wafers over a twenty-seven month period from October 1, 1998 to December 31, 2000. The agreement requires CSM to refund the deposit to the Company in progressive quarterly installments based upon the volume of purchases made by the Company, and it is contractually required for all of the deposit to be returned. On October 21, 1998, the Company funded the $12.0 million required by this agreement. As of July 3, 1999, CSM has repaid $6.7 million of the Company's deposit. As of July 3, 1999 and June 27, 1998 amounts due from CSM were $15.3 million and $7.9 million respectively. The Company had previously entered into a similar agreement with American Microsystems, Inc., ("AMI") by which it placed a $5.5 million deposit, which has been progressively repaid as wafer purchases were made. The Company received $2.6 million from AMI in fiscal 1998 extinguishing the balance of any outstanding deposit at AMI.

   The following table summarizes activity relating to the purchase commitment from CSM (in thousands):

      Balance 6/28/97.................................................. $ 8,000
        Deposits made..................................................   2,000
        Payments received..............................................  (2,136)
                                                                        -------
      Balance 6/27/98.................................................. $ 7,864
        Deposits made..................................................  12,000
        Payments received..............................................  (4,543)
                                                                        -------
      Balance 7/03/99.................................................. $15,321
        Less: current portion..........................................   3,973
                                                                        -------
        Long term portion of deposit................................... $11,348
                                                                        =======

(5) Other Agreements

   In fiscal year 1998, the Company entered into a non-transferable and non-exclusive license with Philips Electronics to the Company to use their technical information for data transmission systems. In consideration of the licenses and rights granted, the Company, during fiscal year 1999 and fiscal year 1998, has expensed and paid approximately $0.5 million in royalty fees and expects to continue to make ongoing payments. The expense is included in the Company's cost of sales amount on the Statement of Operations.

   In fiscal year 1999, the Company entered into a non-exclusive and non-revocable license with PhaseLink Laboratories to use of their technical data. In return, in July 1999, the Company paid a one-time fee of $200,000, which will be amortized over the useful life of the technology or 5 years.

(6) Marketable Securities

   The Company invests in debt securities, which are classified as held to maturity. The estimated fair value of each investment approximates the cost, and therefore, there were no unrealized gains or losses as of July 3, 1999 and June 27, 1998. Historically, the Company invested in equity securities, which were classified as trading securities and recorded at market value. The Company recorded unrealized losses of approximately

                        INTEGRATED CIRCUIT SYSTEMS, INC.

$0.1 million in the statement of operations for fiscal year 1998 and $0 for fiscal year 1999. Proceeds from the sale or maturity of the investments were $71.5 million and $34.3 million in fiscal year 1999 and fiscal year 1998, respectively. All investments are due within 90 days and therefore, are classified as current assets at July 3, 1999. As a result of the restrictions imposed by the senior credit facility (see Note 10), the Company no longer invests in equity securities.

(7) Accounts Receivable

   The components of accounts receivable are as follows (in thousands):

                                                             July 3,   June 27,
                                                               1999      1998
                                                             --------  --------
   Accounts receivable...................................... $ 20,270  $ 22,128
   Less: reserves for returns and doubtful accounts.........   (2,150)   (1,793)
                                                             --------  --------
                                                             $ 18,120  $ 20,335
                                                             ========  ========

(8) Inventory

   The components of inventories are as follows (in thousands):

                                                             July 3,   June 27,
                                                               1999      1998
                                                             --------  --------
   Work-in-process.......................................... $  8,211  $  6,370
   Finished parts...........................................    5,665     9,829
   Less: obsolescence reserve...............................   (5,140)   (3,360)
                                                             --------  --------
   Inventory, net........................................... $  8,736  $ 12,839
                                                             ========  ========

(9) Property and Equipment

   Property and equipment consists of the following (in thousands):

                                                             July 3,   June 27,
                                                               1999      1998
                                                             --------  --------
   Land and building........................................ $    --   $  5,562
   Machinery and equipment..................................   17,377    25,918
   Furniture and fixtures...................................    2,036     1,630
   Leasehold improvements...................................    3,735       308
                                                             --------  --------
                                                               23,148    33,418
   Less: accumulated depreciation and amortization..........  (11,021)  (15,534)
                                                             --------  --------
   Property and equipment, net.............................. $ 12,127  $ 17,884
                                                             ========  ========

   Depreciation and amortization expense related to property and equipment was $4.7 million, $4.3 million and $3.3 million in 1999, 1998 and 1997, respectively.

(10) Debt

   On May 10, 1999, the shareholders of the Company voted to approve the management-led buyout, which was completed on May 11, 1999. In connection with the buyout, the Company obtained financing consisting of: $100.0 million of senior subordinated notes (the "Notes"), term A loans for $30.0 million and the term B

                        INTEGRATED CIRCUIT SYSTEMS, INC.

loans for $40.0 million and $3.9 million from a revolving credit facility. The term loans and revolving credit facility combined make up the Senior Credit Facility.

   The term A loan is payable over varying quarterly installments beginning September 30, 1999 through May 11, 2004. The term B loan is payable over varying quarterly installments beginning September 30, 1999 through May 11, 2006. The revolving loans can be borrowed and repaid without paying a premium or penalty, other than payment of breakage costs and reimbursement of the lenders' actual re-employment costs under certain circumstances through May 30, 2004. The revolving credit facility permits total availability of $25.0 million. At the Company's option, the interest rates under the senior credit facility will be either (1) the base rate, which is the higher of the prime lending rate or 0.5% in excess of the Federal funds effective rate, plus a margin or (2) adjusted LIBOR plus a margin. The margins of the different loans under the senior credit facility will initially be set and then will vary according to a pricing grid based upon the consolidated leverage ratio as follows: the initial margin on the term A loan and revolving loans will be 2.0% over the base rate or 3.0% over adjusted LIBOR, and then on each of the term A and revolving loans the margins will range from 1.75%-0.75% for base rate or from 2.75%-1.75% for adjusted LIBOR; and the initial margin on the term B loan will be 2.5% over the base rate or 3.5% over adjusted LIBOR, and then on the term B loans the margins will range from 2.25%-2.00% for base rate or from 3.25%-3.00% for adjusted LIBOR.

   The $100.0 million of senior subordinated notes are due May 15, 2009. Interest on the notes will accrue at the rate of 11.5% per annum and will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 1999, to holders of record on the immediately preceding May 1 and November 1. Except in the case of certain equity offerings by the Company and certain kinds of changes of control, the Company can not choose to redeem the Notes until May 15, 2004. At anytime before May 15, 2002, the Company can choose to redeem up to 35% of the outstanding Notes with money that the Company raises in one or more equity offerings, as long as the Company's pays 111.5% of the principal amount of the Notes plus accrued interest and at least $65.0 million of the Notes originally issued remain outstanding afterwards. All of the Company's domestic subsidiaries guarantee the Notes with unconditional guarantees of payment that will rank below their senior indebtedness, but will rank equal to their other senior subordinated indebtedness in right of payment. The Notes contain covenants that limit what the Company may do, such as paying dividends, incurring additional indebtedness, transfer or sell assets and consolidate, merge or sell all or substantially all of the Company's assets of subsidiaries.

   Certain of the Company's loan agreements require the maintenance of specified financial ratios and impose financial limitations. At July 3, 1999, the Company was in compliance with its senior credit facility covenants. The debt is secured by substantially all assets from the Company and its domestic subsidiaries.

   On April 13, 1999, the Company sold the land and building at the Company's Norristown location to BET Investments III, L.P., a Pennsylvania limited partnership. The purchase price for the property was $3.9 million and included the buyer's assumption of the Company's PIDA loan. BET Investments III, L.P. assigned its right to purchase the building to BET Investments IV, L.P., a Pennsylvania limited Partnership on January 29, 1999. The Company signed a lease with BET Investments IV L.P., to lease back the Norristown property for a term of eight years, which went into effect upon closing of the sale of the property by the Company. The Company leased back the entire building with monthly rent beginning at approximately $51,000 for the first year and progressively increasing each year to approximately $63,000 in the eighth year. The Company also has a renewal option of three more years subsequent to the initial eight-year term. The Company recorded a $0.9 million deferred gain from this transaction. The Company will recognize the gain over the original term of the lease. In fiscal year 1999, the Company received $0.2 million in sublease income from this property.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   Senior debt consisted of the following (in thousands):

                                                              July 3,  June 27,
                                                                1999     1998
                                                              -------- --------
Term A loans payable in varying installments through 2004 at
 LIBOR plus 3 (8.295% at July 3, 1999)......................  $ 27,500  $  --
Term A loans payable in varying installments through 2004 at
 LIBOR plus 3 (8.1% at July 3, 1999)........................     2,500     --
Term B loans payable in varying installments through 2006 at
 LIBOR plus 3.5 (8.795% at July 3, 1999)....................    37,500     --
Term B loans payable in varying installments through 2006 at
 LIBOR plus 3.5 (8.6% at July 3, 1999)......................     2,500     --
11.5% exchangeable subordinated debentures due 2009.........   100,000     --
PIDA second mortgage, payable in monthly installments, in-
 terest at 2%...............................................       --    1,503
Lease obligations and other.................................        30      20
                                                              --------  ------
                                                              $170,030  $1,523
Less current portion........................................     1,030     143
                                                              --------  ------
Long-term debt, less current portion........................  $169,000  $1,380
                                                              ========  ======

   Aggregate annual maturities of long-term debt as of July 3, 1999 (in thousands):

            2000................................ $  1,030
            2001................................    4,600
            2002................................    6,400
            2003................................    8,800
            2004................................   11,200
            2005 and beyond.....................  138,000
                                                 --------
                                                 $170,030
                                                 ========

(11) Lease Obligations

   The Company leases certain of its facilities under operating lease agreements, some of which have renewal options.

   Rental expense under operating lease agreements, net of sublease income, was $0.9 million, $0.6 million and $0.3 million in 1999, 1998 and 1997, respectively.

   Future minimum lease commitments under the Company's operating leases are as follows as of July 3, 1999 (in thousands):

            2000................................. $ 2,277
            2001.................................   2,048
            2002.................................   2,002
            2003.................................   2,004
            2004 and after.......................  10,770
                                                  -------
                                                  $19,101
                                                  =======

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(12) Fair Value of Financial Instruments

   Estimated fair value of financial instruments is provided in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents, accounts receivable and accounts payable-- The carrying amounts of these items approximate their fair values at July 3, 1999 due to the short-term maturities of these instruments.

   Marketable securities-- The estimated fair value of each held to maturity investment approximates the amortized cost and as such no unrealized gain or loss has been recorded.

   Long-term debt-- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available. The carrying value of this item is not materially different from its fair value on July 3, 1999.

(13) Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                            Year Ended
                                                     ---------------------------
                                                     July 3,  June 27,  June 28,
                                                      1999      1998      1997
                                                     -------  --------  --------
   Current tax expense:
     Federal........................................ $10,549  $11,685    $4,248
     State..........................................   1,571    1,837       525
     Foreign........................................     195       35       --
                                                     -------  -------    ------
       Total current................................ $12,315  $13,557    $4,773
                                                     -------  -------    ------
   Deferred tax expense (benefit):
     Federal........................................ $(6,907) $  (627)   $1,299
     State..........................................     (88)     (85)      242
                                                     -------  -------    ------
       Total deferred...............................  (6,995)    (712)    1,541
                                                     -------  -------    ------
       Total income tax expense..................... $ 5,320  $12,845    $6,314
                                                     =======  =======    ======

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                             Year Ended
                                                      -------------------------
                                                      July 3, June 27, June 28,
                                                       1999     1998     1997
                                                      ------- -------- --------
   Deferred tax assets:
     Accounts receivable allowances.................. $   759  $  664   $  171
     Inventory valuation.............................   1,843   1,208      744
     Disqualified disposition exercises of options...   6,141     --       --
     Net operating loss carry forward................     195     195      195
     Capital loss carry forward......................   1,894   2,137    2,136
     Basis in equity investment......................     --      692      692
     Accrued expenses and other......................     529     318      291
                                                      -------  ------   ------
       Gross deferred tax assets.....................  11,361   5,214    4,229
       Less: valuation allowance.....................   2,717   3,145    3,090
                                                      -------  ------   ------
     Deferred tax asset..............................   8,644   2,069    1,139
   Deferred tax liabilities:
     Depreciation....................................     501   1,018      899
     Other...........................................     288     193       94
                                                      -------  ------   ------
       Deferred tax liabilities......................     789   1,211      993
                                                      -------  ------   ------
   Net deferred tax asset............................ $ 7,855  $  858   $  146
                                                      =======  ======   ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

   Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, potential limitations with respect to the utilization of loss carry forwards, and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods which deferred tax assets are deductible and the potential limitations of loss and credit carry forwards, management believes it is more likely than not the Company will realize these deductible differences, net of existing valuation allowances (both federal and state) at July 3, 1999. The Company periodically reassesses and re-evaluates the status of its recorded deferred tax assets.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The actual tax expense differs from the "expected" tax expense computed by applying the statutory Federal corporate income tax rate of 35% in all fiscal years to income before income taxes as follows (in thousands):

                                                           Year Ended
                                                    ---------------------------
                                                    July 3,  June 27,  June 28,
                                                     1999      1998      1997
                                                    -------  --------  --------
   Computed expected tax expense (benefit)........  $9,927   $11,977    $ (736)
   State taxes (net of federal income tax
    benefit)......................................     964     1,248       228
   Effect of lower foreign tax rates..............  (3,086)   (1,012)      --
   Capital contribution...........................     --        346       --
   Tax-exempt interest and dividends..............     --        (13)      (29)
   In-process research and development write-off..     --        --      3,904
   Loss in equity investments.....................     --        --      2,778
   Loss from discontinued operations..............     --        --        318
   Gain from sale of Galaxy Power.................     --        --       (174)
   Utilization of capital loss carryforwards......  (3,233)      --        --
   Intangible amortization........................     185        82       --
   Other..........................................     563       217        25
                                                    ------   -------    ------
                                                    $5,320   $12,845    $6,314
                                                    ======   =======    ======

   As of July 3, 1999, the Company has state operating loss carry forwards of approximately $3.0 million expiring through 2008. The Company also has a capital loss carry forward of approximately $4.9 million expiring in 2003. The Company does not currently calculate deferred taxes on its investment in its Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If the Company were to record deferred taxes on its investment, the amount would be a $4.3 million liability.

(14) Employee Benefit Plans

   The Company has a bonus plan, which covers permanent full-time employees with at least six months of service. Bonuses under this plan are based on the Company achieving specified revenue and profit objectives and on individuals meeting specified performance objectives. Amounts charged to expense for the plan were $3.9 million, $3.6 million and $1.9 million in fiscal years 1999, 1998 and 1997, respectively.

   The Company has a 401(k) employee savings plan, which provides for contributions to be held in trust by corporate fiduciaries. Employees are permitted to contribute up to 12 percent of their annual compensation. Under the plan, the Company makes matching contributions equal to 150% of the first 1% contributed, 125% of the second 1% contributed, 100% of the third 1% contributed, 75% of the fourth 1% contributed and 50% of the next 2% up to a maximum of 6 percent of annual compensation, subject to IRS limits. The amounts contributed by the Company and charged to expense were $0.5 in fiscal year 1999, $0.5 million in fiscal year 1998, and $0.3 million in fiscal year 1997.

(15) Stock Option Plans

   Non-qualified stock options are granted at prices not less than the fair market value at the date of grant, as determined by directors of the Company's, and become exercisable as determined by the Company's stock option committee, generally over five years. Options can be granted for terms of up to ten years. Incentive stock options have also previously been granted at fair market value.

                       INTEGRATED CIRCUIT SYSTEMS, INC.

 Pre-Recapitalization

   The Company had various stock option plans (the "Plans") under which key employees and non-employee directors and consultants were granted incentive stock options and non-qualified options.

   The Company's 1997 Equity Compensation Plan ("the 1997 Plan") was approved, ratified and adopted by shareholders at the Shareholders' Meeting on October 23, 1997.

   Stock option transactions pre-recapitalization during fiscal years 1999, 1998 and 1997 are summarized as follows (in thousands, except price per share):

                               Options Available
                                For Grant Under    Options    Weighted Average
   Plans                           The Plans      Outstanding  Exercise Price
   -----                       ----------------- ------------ ----------------
   Balance June 29, 1996......         305           2,468         $10.63
     Shares reserved..........         300             --             --
     Granted..................        (967)            967          12.22
     Exercised................         --           (1,053)         10.23
     Terminated...............         401            (401)         11.08
                                    ------          ------         ------
   Balance June 28, 1997......          39           1,981         $11.58
     Additional shares
      reserved................       2,000             --             --
     Granted..................        (422)            422          23.59
     Exercised................         --             (641)         10.72
     Terminated...............         403            (402)         14.22
                                    ------          ------         ------
   Balance June 27, 1998......       2,020           1,360         $14.80
     Additional shares
      reserved................         --              --             --
     Granted..................        (688)            688          13.40
     Exercised................         --           (1,719)         12.80
     Cancelled................      (1,661)            --           16.87
     Terminated...............         329            (329)         22.31
                                    ------          ------         ------
   Balance July 3, 1999.......           0               0         $    0
                                    ======          ======         ======

   During fiscal years 1998 and 1997, 0.6 million stock options were granted to employees outside the plans described above at weighted exercise price of $17.16, the fair market value at grant date, for terms of five years. Such options are non-qualified and are not included in the above table but are included in SFAS No. 123 pro forma disclosure that follows (in thousands, except life and price per share):

 Post-Recapitalization

   The above plans were replaced on May 11, 1999. The 1999 Stock Option Plan ("the 1999 Plan") was approved, ratified and adopted at this time. These options vest over five years and expire in May 11, 2009.

   Stock option transactions post-recapitalization during fiscal years 1999 are summarized as follows (in thousands, except price per share):


                                 Options Available
                                  For Grant Under    Options    Weighted Average
   1999 Plans                        The Plans      Outstanding  Exercise Price
   ----------                    ----------------- ------------ ----------------
   Common A Share:
   ---------------
   Balance June 27, 1998........         --             --           $ --
     Shares reserved............       6,534            --             --
     Granted....................      (6,096)         6,096           0.92
     Terminated.................          28            (28)          1.14
                                      ------          -----          -----
   Balance July 3, 1999.........         466          6,068          $0.92
                                      ======          =====          =====
   Common L Share:
   ---------------
   Balance June 27, 1998........         --             --           $ --
     Shares reserved............         137            --             --
     Granted....................        (137)           137           3.60
     Terminated.................         --             --             --
                                      ------          -----          -----
   Balance July 3, 1999.........         --             137          $3.60
                                      ======          =====          =====

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   As of July 3, 1999, options for 1.4 million shares were exercisable at weighted average exercise prices ranging from $0.044 to $3.60 at an aggregate exercise price of $0.5 million. Income tax benefits attributable to non-qualified stock options exercised and disqualifying dispositions of incentive stock options are credited to equity when realized.


                         Options Outstanding                               Options Exercisable
---------------------------------------------------------------------- ----------------------------
                         Outstanding Weighted Average                  Exercisable
Range of                    as of       Remaining     Weighted Average    as of    Weighted Average
Exercise Price            07/3/1999  Contractual Life  Exercise Price   07/3/1999   Exercise Price
--------------           ----------- ---------------- ---------------- ----------- ----------------
$0.08--$0.36............    4,457          9.9             $0.17          1,234         $0.04
$2.88--$3.24............    1,611          9.9             $2.97            --          $ --
$3.24--$3.60............      137          9.9             $3.60            137         $3.60
                            -----          ---             -----          -----         -----
                            6,205          9.9             $0.97          1,371         $0.40
                            =====          ===             =====          =====         =====

   The Company applies APB 25 and related interpretations in accounting for stock option plans. In connection with the recapitalization, the Company recorded a compensation charge of $15.1 million relating to the change in the acceleration of the vesting period of employee outstanding stock options under the Company's previous option plans.

   Had compensation cost been recognized consistent with SFAS No. 123, the Company's consolidated net earnings (loss) and earnings (loss) per share would have been as follows (in thousands except per share data):

                                                         1999    1998    1997
                                                        ------- ------- -------
   Net income (loss) As reported......................  $23,043 $21,375 $(8,419)
                     Pro forma........................   19,449  16,868 (10,405)

   The per share weighted-average fair value of stock options issued by the Company was $2.21, $14.77, and $6.57 for fiscal years 1999, 1998 and 1997 respectively.

   The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

                                         1999          1998          1997
                                     ------------- ------------  -------------
   Dividend yield................... 0%            0%            0%
   Expected volatility.............. Minimal value 60-81%        60-65%
   Average expected option life..... 5 years       4 years       4 years
   Risk-free interest rate.......... 6.0%          5.34% to 6.4% 5.34% to 6.71%

   Pro forma net income (loss) reflects only options granted in fiscal years 1999, 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No.123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over an option's vesting period, and compensation cost for options granted prior to July 1, 1995 is not considered.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(16) Stockholders' Equity

   The shares of Class A common stock entitle the holder to one vote per share on all matters to be voted upon by shareholders. The Class B common stock and Class L common stock are non-voting. The Class L common stock is identical to the Class A common stock and Class B common stock except that the Class L common stock will be entitled preference over the Class A common stock and the Class B common stock, with respect to any distribution to holders of our capital common stock, equal to the original cost of such share ($18.00) plus an amount which accrues at a rate of 9% per annum, compounded quarterly. The Class L common stock is convertible into Class A common stock upon an initial public offering. Class A common stock is convertible into Class B common stock at any time, and Class B common stock is convertible into Class A common stock at any time so long as after giving effect to the conversion the converting Class B common stock holders and their affiliates do not own more than 49.9% of the outstanding shares of Class A common stock.

(17) Business Segment and Geographic Information

   The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which became effective for fiscal year 1999. The Company adopted the requirements of this statement in fiscal year 1999.

   Revenue and long-lived assets by the Company's geographic locations are as follows:

                                             Revenues by Geographic Location
                                             ----------------------------------
                                                1999        1998        1997
                                             ----------  ----------  ----------
      North America......................... $   46,702  $   71,473  $   48,100
      Asia Pacific..........................     35,228      37,619      20,149
      Europe................................      5,636       9,311      11,132
      Taiwan................................     51,497      42,231      24,978
                                             ----------  ----------  ----------
                                             $  139,063  $  160,634  $  104,359
                                             ==========  ==========  ==========
                                                    Long-Lived Assets
                                             ----------------------------------
                                                1999        1998        1997
                                             ----------  ----------  ----------
      United States......................... $    9,099  $   15,742  $   13,692
      Singapore.............................      3,944       2,846         412
      Elimination of Intercompany...........       (916)       (704)        --
                                             ----------  ----------  ----------
                                             $   12,127  $   17,884  $   14,104
                                             ==========  ==========  ==========

   The Company has two reportable segments, Clock products and Non-clock products. The Clock segment represents parts that synchronize the timing signals in electronic devices. The Non-clock products included data communication transceivers and custom components.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of these two segments based on their contribution to operating income, excluding non-recurring gains or losses.

   The Company's reportable segments are strategic product lines that differ in nature and have different end uses, as such these product lines are managed and reported to the chief operating decision maker separately.

   Clocks are standard application specific products that are sold into a variety of applications. The ASP's tend to be stable, gross margins are higher than commodity products, and the volumes higher than the Non-clock segment. Two types of products characterize the Non-clock segment. Data communications are

                        INTEGRATED CIRCUIT SYSTEMS, INC.

transceivers used in network applications. The custom parts are for different applications using varied technologies. Each component in the custom product line is developed specifically for one customer for their specific application.

   Revenue, operating profit, depreciation and amortization and capital expenditures by business segment were as follows:

                                        Business Segment Net Revenue
                                ----------------------------------------------
                                     1999            1998            1997
                                --------------  --------------  --------------
   Clock......................  $      107,710  $       90,622  $       63,280
   Non-Clock..................          31,353          70,012          41,079
                                --------------  --------------  --------------
     Total net revenues.......  $      139,063  $      160,634  $      104,359
                                ==============  ==============  ==============
                                       Business Segment Profit (Loss)
                                ----------------------------------------------
                                     1999            1998            1997
                                --------------  --------------  --------------
   Clock......................  $       22,783  $       11,733  $       (1,835)
   Non-Clock..................          10,674          20,567           6,686
   Special charge.............         (15,051)            --              --
                                --------------  --------------  --------------
     Total operating profit ..          18,406          32,300           4,851
   Reconciliation to state-
    ments of operations:
   Gain on sale of Datacom....          10,734             --              --
   Interest & other income....           2,178           1,984           1,800
   Interest expense...........          (2,955)            (64)            (63)
   Impairment on equity in-
    vestment..................             --              --           (7,072)
   Minority interest..........             --              --              154
   Equity loss of investee....             --              --             (866)
                                --------------  --------------  --------------
     Net income (loss) before
      income taxes............  $       28,363  $       34,220  $       (1,196)
                                ==============  ==============  ==============

   The Company does not allocate items below operating income to specific segments. The Clock and Non-Clock profit is calculated as revenues less cost of sales, research and development and selling, general and administrative expenses for that segment. In addition, the Company does not allocate many of its assets to specific segments, with the exception of certain property and equipment, and accordingly has not presented a breakdown of assets by segments.

                                 Business Segment Depreciation/Amortization
                                ----------------------------------------------
                                     1999            1998            1997
                                --------------  --------------  --------------
   Clock......................  $        1,595  $        1,494  $        1,269
   Non-Clock..................             326             529             478
   Corporate and other........           3,044           2,556           1,997
                                --------------  --------------  --------------
     Total consolidated
      depreciation and
      amortization............  $        4,965  $        4,579  $        3,744
                                ==============  ==============  ==============
                                   Business Segment Capital Expenditures
                                ----------------------------------------------
                                     1999            1998            1997
                                --------------  --------------  --------------
   Clock......................  $        1,029  $        1,509  $          418
   Non-Clock..................             279             760             299
   Corporate and other........           6,386           5,870           2,641
                                --------------  --------------  --------------
     Total consolidated
      capital expenditures....  $        7,694  $        8,139  $        3,358
                                ==============  ==============  ==============

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(18) Related Party Transactions

   On May 11, 1999, the Company entered into an advisory agreement with Bain Capital Inc., a shareholder, for consulting services. The agreement provides for the Company to pay Bain Capital Inc. $750,000 per year plus any reasonable out of pocket expenses on a quarterly basis. The term of this agreement ends May 11, 2009. In connection with the merger and recapitalization, the Company paid $3.4 million to Bain Capital.

   On May 11, 1999, the Company entered into an advisory agreement with Bear, Stearns & Co. Inc., a shareholder, for consulting services. The agreement provides for the Company to pay Bear, Stearns & Co. Inc. $250,000 per year plus any reasonable out of pocket expenses on a quarterly basis. The term of this agreement ends May 11, 2009. In connection with the merger and recapitalization, the Company paid $4.9 million to Bear, Stearns & Co.

   On May 11, 1999, certain members of our senior management team entered into deferred compensation agreements with the Company. The agreement expires on May 11, 2009 upon which time the Company will pay the executives the entire deferred compensation regardless of their employment status at the Company. If a sale of the Company is consummated prior to expiration of the agreements, the executives will receive full benefit amount at that date. If there is a consummation of a Qualified Initial Public Offering ("QIPO date") prior to expiration the executive will receive 50% of the benefit on that date and the remaining 50% is payable on the date one year after the QIPO date. The amount of deferred compensation as of July 3, 1999 was $0.5 million.

   On May 11, 1999, the Company entered into an employment agreement with Hock
E. Tan, as CEO and President with a base salary of $250,000 per year. In addition to his salary, Mr. Tan is eligible to earn an annual bonus of up to 120% of his base salary based upon the Company attaining certain performance targets established annually by the board of directors.

   On May 11, 1999, certain members of the management team entered into stock purchase agreements. In exchange for the purchase of Class A common shares and Class L common shares the executives delivered to the Company a promissory note. The notes accrue interest at 8% per annum and mature on May 11, 2006. The executives may prepay the notes at any time, in whole or increments of $1,000. If the executives receive a bonus from the Company, the executives have the obligation to pay the Company an amount equal to 50% of the amount of such bonus, net of the amount of any customary withholding taxes and such amount paid to the Company shall first reduce accrued interest and any remaining amount paid to the Company shall reduce the principal amount. The outstanding amounts as of July 3, 1999 was $0.5 million.

   On May 11, 1999, the Company entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement provides for the Company to pay Mr. Boreen $350,000 per year in monthly installments. The term of the consulting agreement ends on May 11, 2002.

   The Company previously entered into an employment agreement with Henry Boreen on May 6, 1998 to serve as the Company's interim CEO until September 11, 1998. Mr. Boreen's base compensation was $10,000 per month, plus a grant of 50,000 stock options at an exercise price at fair market price at date of grant, which immediately vested. On September 14, 1998, the Company made an amendment to this agreement to extend the term to December 31, 1998. The amendment also increased Mr. Boreen's base compensation to $12,000 per month plus a grant of 30,000 stock options at an exercise price of fair value at the date of grant. Those options vested immediately. Also, in the first quarter of fiscal year 1997, the Company and Henry I. Boreen, Chairman of the Board, entered into an employment agreement as Interim Chief Executive Officer. For his services in this capacity, Mr. Boreen received a grant of 75,000 stock options at an exercise price of $10.38 per share which was equal to the closing price on the date of grant, and which option has a term of ten years and became exercisable in monthly installments over the six month period following the date of grant.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   On January 11, 1999, the Company entered into an employment agreement with Rudolf Gassner as the Company's Chairman of the Board. The employment period was for one year commencing on January 1, 1999. Mr. Gassner's responsibilities included finding a suitable candidate to serve as the Company's Chief Executive Officer, and management of day-to-day operations of the Company until a suitable Chief Executive Officer is secured. The agreement provided for the Company to pay Mr. Gassner a salary at a monthly rate of $12,000 during the employment term. Mr. Gassner was also entitled to participate in the Company's incentive compensation plan. This agreement terminated May 11, 1999.

   On November 3, 1998, the Company granted Mr. Gassner an option to purchase 112,000 shares of the Company's common stock at $13.875 per share, equal to fair market value on the grant date. The options vest and become exercisable on a cumulative basis at a rate of 8,000 shares per month commencing on November 30, 1998, with vesting on December 31, 1999. On November 3, 1998 the Company granted Mr. Gassner an option to purchase an additional 100,000 shares of the Company's common stock at $13.875, the fair market value on the grant date. These options vest and become exercisable on a cumulative basis at the rate of 20,000 shares per year commencing on the first anniversary of the grant date, with full vesting an November 3, 2003, and earlier vesting in full in the event the price of the Company's common stock exceeds $20 for 10 consecutive trading days. This agreement terminated May 11, 1999.

   In the third quarter of fiscal 1998, the Company entered into a severance agreement with Stavro Prodromou, the former President and Chief Executive Officer. Dr. Prodromou received $135,000 in cash severance and health benefits at the time of his departure, and was granted up to a one-year period to exercise 125,000 of his stock options. His remaining options were canceled.

   On May 11, 1998, each non-employee director entered into a consulting agreement with the Company for management consulting services. The term of each of the consulting agreement ended on December 31, 1998, and to the extent service (not to exceed ten days per month) of any such director were to be retained, he would receive cash compensation of $2,000 per day. There were no expenses incurred under this agreement in fiscal year 1999.

   In the first quarter of fiscal year 1997, the Company and David Sear, the former President and Chief Executive Officer, entered into a severance agreement. The Company recorded a charge of $0.3 million in connection with this agreement.

(19) Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries

   The Company conducts substantially all of its business through its domestic and foreign subsidiaries. On May 11, 1999, the Company issued $100.0 million principal amount of Notes bearing interest at a rate of 11.5%. The proceeds from the issuance of the Notes together with borrowings under a senior credit facility were used to pay transaction costs associated with the recapitalization of the Company and fund a portion of the cash consideration payable in connection with the merger.

   Presented below is condensed consolidating financial information for Integrated Circuit Systems, Inc., which includes the activities of the guarantor subsidiaries and the wholly owned foreign subsidiary (the "Non-Guarantor Subsidiary") as of July 3, 1999 and June 27, 1998 and for the fiscal years ended July 3, 1999, June 27, 1998 and June 28, 1997. The condensed consolidating financial information has been presented to show the nature of the assets held, results of operations and cash flows of the Parent Company, Guarantor subsidiaries and the Non-Guarantor subsidiary assuming the guarantee structure of the Notes was in effect as the beginning of the periods presented. Separate financial statements for Guarantor Subsidiaries are not presented based on management's determination that they would not provide additional information that is material to investors.

   The condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor and Non-Guarantor Subsidiaries using the equity method of accounting. In addition, corporate interest has not been allocated to the subsidiaries.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                                  July 3, 1999
                                 (In thousands)

                                                      Non-
                           Parent     Guarantor    Guarantor   Eliminating
                           Company   Subsidiaries Subsidiaries   Entries   Consolidated
                          ---------  ------------ ------------ ----------- ------------
Assets:
Cash and cash equiva-
 lents..................  $   3,034    $ 2,661      $ 3,590     $     --    $   9,285
Accounts receivable,
 net....................     12,730        --         5,390           --       18,120
Inventory...............      3,033      3,419        2,284           --        8,736
Other current assets....     10,858      2,938          429           --       14,225
Property and equipment,
 net....................      1,261      7,838        3,944          (916)     12,127
Deferred financing
 charges................     12,767        --           --            --       12,767
Investment in subsidiar-
 ies....................     58,828        --           --        (58,828)        --
Intercompany receiv-
 ables..................      5,920     45,238          --        (51,158)        --
Other assets............      6,433      1,152        4,950           --       12,535
                          ---------    -------      -------     ---------   ---------
  Total assets..........  $ 114,864    $63,246      $20,587     $(110,902)  $  87,795
                          =========    =======      =======     =========   =========
Liabilities and share-
 holders' equity (defi-
 cit):
Current liabilities, ex-
 clusive of debt........      5,715     14,811        1,900           --       22,426
Current portion of long-
 term debt..............      1,000         30          --            --        1,030
Long-term debt less cur-
 rent...................    169,000        --           --            --      169,000
Other non-current lia-
 bilities...............      1,648        603          --            --        2,251
Intercompany payable....     44,413        968        5,777       (51,158)        --
Shareholders' equity
 (deficit)..............   (106,912)    46,834       12,910       (59,744)   (106,912)
                          ---------    -------      -------     ---------   ---------
  Total liabilities and
   shareholders' equity
   (deficit)............  $ 114,864    $63,246      $20,587     $(110,902)  $  87,795
                          =========    =======      =======     =========   =========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                                 June 27, 1998
                                 (In thousands)

                                                     Non-
                           Parent    Guarantor    Guarantor   Eliminating
                          Company   Subsidiaries Subsidiaries   Entries   Consolidated
                          --------  ------------ ------------ ----------- ------------
Assets:
Cash and cash equiva-
 lents..................  $  4,573    $ 16,413     $ 4,354     $     --     $ 25,340
Accounts receivable,
 net....................    17,242         --        3,093           --       20,335
Inventory...............     4,320       5,741       2,778           --       12,839
Other current assets....     2,237      18,814         131         1,067      22,249
Property and equipment,
 net....................    11,804       3,938       2,846          (704)     17,884
Investment in subsidiar-
 ies....................    90,591         --          --        (90,591)        --
Intercompany receiv-
 ables..................    16,057       3,677         --        (19,734)        --
Other assets............     7,975       1,387         --            --        9,362
                          --------    --------     -------     ---------    --------
  Total assets..........  $154,799    $ 49,970     $13,202     $(109,962)   $108,009
                          ========    ========     =======     =========    ========
Liabilities and share-
 holders' equity (defi-
 cit):
Current liabilities, ex-
 clusive of debt........    (1,016)     13,525       2,830           168      15,507
Current portion of long-
 term debt..............       123          20         --            --          143
Other non-current lia-
 bilities...............     2,138         453         --            --        2,591
Intercompany payable....    63,786     (51,717)      6,775       (18,844)        --
Shareholders' equity
 (deficit)..............    89,768      87,689       3,597       (91,286)     89,768
                          --------    --------     -------     ---------    --------
  Total liabilities and
   shareholders' equity
   (deficit)............  $154,799    $ 49,970     $13,202     $(109,962)   $108,009
                          ========    ========     =======     =========    ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS
                            Year Ended July 3, 1999
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                          Company  Subsidiaries Subsidiaries   Entries   Consolidated
                          -------  ------------ ------------ ----------- ------------
Revenues................  $29,653    $89,936      $36,771     $(17,297)    $139,063
Cost of sales...........   11,188     47,240       20,129      (14,061)      64,496
Research and
 development............    4,588     11,934        2,813        1,981       21,316
Selling, general and
 administrative.........   12,950      7,513        4,675       (5,344)      19,794
Compensation Costs......   15,051        --           --           --        15,051
                          -------    -------      -------     --------     --------
Operating income
 (loss).................  (14,124)    23,249        9,154          127       18,406
Sale of Datacom.........   (7,734)    (3,000)         --           --       (10,734)
Other (income) expense..    1,224     (3,381)        (232)         211       (2,178)
Interest expense........    2,934          3           18          --         2,955
                          -------    -------      -------     --------     --------
Income (loss) income
 taxes..................  (10,548)    29,627        9,368          (84)      28,363
Income tax expense
 (benefit)..............   (6,032)    11,159           56          137        5,320
                          -------    -------      -------     --------     --------
  Net income (loss).....  $(4,516)   $18,468      $ 9,312     $   (221)    $ 23,043
                          =======    =======      =======     ========     ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS
                            Year Ended June 27, 1998
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                          Company  Subsidiaries Subsidiaries   Entries   Consolidated
                          -------  ------------ ------------ ----------- ------------
Revenues................  $52,977    $105,397     $15,753     $(13,493)    $160,634
Cost of sales...........   28,948      58,913       9,002       (8,004)      88,859
Research and
 development............    5,829      10,852       1,328        1,788       19,797
Selling, general and
 administrative.........   14,579       9,905       2,485       (7,291)      19,678
                          -------    --------     -------     --------     --------
Operating income........    3,621      25,727       2,938           14       32,300
Other (income) expense..     (117)     (2,577)          6          704       (1,984)
Interest expense........       63           1         --           --            64
                          -------    --------     -------     --------     --------
Income (loss) before
 income taxes...........    3,675      28,303       2,932         (690)      34,220
Income tax expense......    1,779      11,051          10            5       12,845
                          -------    --------     -------     --------     --------
  Net income (loss).....  $ 1,896    $ 17,252     $ 2,922     $   (695)    $ 21,375
                          =======    ========     =======     ========     ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                 SUPPLEMENTAL CONDENSED STATEMENT OF OPERATIONS
                            Year Ended June 28, 1997
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                          Company  Subsidiaries Subsidiaries   Entries   Consolidated
                          -------  ------------ ------------ ----------- ------------
Revenues................  $32,917    $67,179      $ 6,801      $(2,538)    $104,359
Cost of sales...........   16,224     36,590        6,196          127       59,137
Research and
 development............    4,108      8,196          287          930       13,521
Selling, general and
 administrative.........   11,166      7,145        1,558       (4,215)      15,654
Write-off of in process
 research and
 development............      --      11,196          --           --        11,196
                          -------    -------      -------      -------     --------
Operating income
 (loss).................    1,419      4,052       (1,240)         620        4,851
Interest expense........       61          2          --           --            63
Other (income) expense..    7,249     (1,148)          37         (154)       5,984
                          -------    -------      -------      -------     --------
Income (loss) before
 income taxes...........   (5,891)     5,198       (1,277)         774       (1,196)
Income tax expense
 (benefit)..............      152      6,607         (445)         --         6,314
                          -------    -------      -------      -------     --------
Income (loss) from
 continuing operations..   (6,043)    (1,409)        (832)         774       (7,510)
Loss from discontinued
 operations.............     (909)       --           --           --          (909)
                          -------    -------      -------      -------     --------
  Net income (loss).....  $(6,952)   $(1,409)     $  (832)     $   774     $ (8,419)
                          =======    =======      =======      =======     ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                  Supplement Condensed Statement of Cash Flows
                                  July 3, 1999
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                         Company   Subsidiaries Subsidiaries   Entries   Consolidated
                         --------  ------------ ------------ ----------- ------------
Net income (loss)....... $ (4,516)   $18,468       $9,312      $ (221)     $ 23,043
  Depreciation and
   amortization.........    2,001      2,156          903         (95)        4,965
  Other non-cash items..  (13,388)    (3,856)         --          --        (17,244)
  Working capital
   changes..............   (1,081)    18,497       (3,740)         10        13,686
                         --------    -------       ------      ------      --------
Net cash flows from
 operating activities...  (16,984)    35,265        6,475        (306)       24,450
  Capital expenditures..     (912)    (6,301)      (2,009)      1,528        (7,694)
  Sales, maturities &
   purchases of
   investments..........      --      16,112         (288)        --         15,824
  Other investing
   activities...........   18,225        484       (4,942)     (1,222)       12,545
                         --------    -------       ------      ------      --------
Net cash flows from
 investing activities...   17,313     10,295       (7,239)        306        20,675
  Proceeds from long-
   term debt............  170,000         30          --          --        170,030
  Recapitalization...... (187,782)   (59,322)         --          --       (247,104)
  Investments from
   equity investors.....   30,655        --           --          --         30,655
  Payments of long term
   debt.................      (93)       (21)         --          --           (114)
  Purchase of treasury
   stock................   (3,016)       --           --          --         (3,016)
  Other financing
   activities...........  (11,631)       --           --          --        (11,631)
                         --------    -------       ------      ------      --------
Net cash flows from
 financing activities...   (1,867)   (59,313)         --          --        (61,180)
                         --------    -------       ------      ------      --------
Change in cash..........   (1,538)   (13,753)        (764)        --        (16,055)
Beginning balance.......    4,572     16,414        4,354         --         25,340
                         --------    -------       ------      ------      --------
  Ending balance........ $  3,034    $ 2,661       $3,590      $  --       $  9,285
                         ========    =======       ======      ======      ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                  Supplement Condensed Statement of Cash Flows
                                 June 27, 1998
                                 (In thousands)

                                                   Non-
                         Parent    Guarantor    Guarantor   Eliminating
                         Company  Subsidiaries Subsidiaries   Entries   Consolidated
                         -------  ------------ ------------ ----------- ------------
Net income (loss)....... $ 1,221    $17,927       $2,922       $(695)     $21,375
  Depreciation and
   amortization.........   2,437      1,762          467         (87)       4,579
  Other non-cash items..    (162)        81          --          --           (81)
  Working capital
   changes..............   1,106     (8,347)       3,723         (10)      (3,528)
                         -------    -------       ------       -----      -------
Net cash flows from
 operating activities...   4,602     11,423        7,112        (792)      22,345
  Capital expenditures..  (3,945)    (2,225)      (2,905)        936       (8,139)
  Sales, maturities &
   purchases of
   investments..........     --      (8,072)         --          --        (8,072)
  Other investing
   activities...........   2,833         29            3        (144)       2,721
                         -------    -------       ------       -----      -------
Net cash flows from
 investing activities...  (1,112)   (10,268)      (2,902)        792      (13,490)
  Payments of long term
   debt.................    (141)       (45)         --          --          (186)
  Purchase of treasury
   stock................ (12,993)       --           --          --       (12,993)
  Exercise of stock
   options..............   7,015        --           --          --         7,015
  Other financing
   activities...........   4,224        --           --          --         4,224
                         -------    -------       ------       -----      -------
Net cash flows from
 financing activities...  (1,895)       (45)         --          --        (1,940)
                         -------    -------       ------       -----      -------
Change in cash..........   1,595      1,110        4,210         --         6,915
Beginning balance.......   2,977     15,304          144         --        18,425
                         -------    -------       ------       -----      -------
Ending balance.......... $ 4,572    $16,414       $4,354       $ --       $25,340
                         =======    =======       ======       =====      =======

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                  Supplement Condensed Statement of Cash Flows
                                 June 28, 1997
                                 (In thousands)

                                                    Non-
                          Parent    Guarantor    Guarantor   Eliminating
                         Company   Subsidiaries Subsidiaries   Entries   Consolidated
                         --------  ------------ ------------ ----------- ------------
Net income (loss)....... $ (6,932)   $   (259)     $(846)       $(382)     $ (8,419)
  Depreciation and
   amortization.........    2,491       1,172         81          --          3,744
  Other non-cash items..    9,706      11,300         83         (308)       20,781
  Working capital
   changes..............    8,339     (14,749)        11          690        (5,709)
                         --------    --------      -----        -----      --------
Net cash flows from
 operating activities...   13,604      (2,536)      (671)         --         10,397
  Capital expenditures..   (1,680)     (1,261)      (417)         --         (3,358)
  Sales, maturities &
   purchases of
   investments..........      --       (7,872)       --           --         (7,872)
  Other investing
   activities...........   (8,583)         37        502          --         (8,044)
                         --------    --------      -----        -----      --------
Net cash flows from
 investing activities...  (10,263)     (9,096)        85          --        (19,274)
  Payments of long term
   debt.................     (136)         (2)       --           --           (138)
  Purchase of treasury
   stock................  (10,466)        --         --           --        (10,466)
  Exercise of stock
   options..............   10,807         --         --           --         10,807
  Other financing
   activities...........     (277)        --         --           --           (277)
                         --------    --------      -----        -----      --------
Net cash flows from
 financing activities...      (72)         (2)       --           --            (74)
                         --------    --------      -----        -----      --------
Change in cash..........    3,269     (11,634)      (586)         --         (8,951)
Beginning balance.......     (292)     26,938        730          --         27,376
                         --------    --------      -----        -----      --------
Ending balance.......... $  2,977    $ 15,304      $ 144        $ --       $ 18,425
                         ========    ========      =====        =====      ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(20) Litigation

   On January 27, 1999, Harbor Finance Partners and John P. McCarthy Money Purchase Plan filed a complaint on behalf of a purported class of our shareholders in the Court of Common Pleas of Montgomery County, Pennsylvania against the Company and Mr. Henry I. Boreen in the capacity as our interim Chief Executive Officer alleging that the consideration to be paid in the merger is inadequate and seeking to enjoin the merger as well as unspecified compensatory damages. In March 1999, the plaintiffs amended their complaint to add Mr. Hock E. Tan as a defendant in his capacity as our Senior Vice President, Chief Financial Officer and Secretary. In September 1999, the plaintiffs dismissed their complaints without requiring any payments or other consideration from the Company or any of the other defendants.

   On July 31, 1998, Lemelson Medical, Education & Research Foundation, L.P. ("Lemelson") filed a patent infringement action in the U.S. District Court for the District of Arizona against over 20 companies, including the Company. This litigation involves 16 patents, all derived from an original 1954 filing. Lemelson claims that the patents cover a number of aspects of semiconductor chip manufacturing, in particular optical imaging using alignment marks on the semiconductor chips, on assembly of the chips into packages, as well as bar-coding for inventory control. The liability of the Company is alleged under the U.S. Process Patent Act, which makes a seller of goods liable for a process abroad that would infringe a U.S. patent if made here. A few of ICS' foundries are already licensed under the patents, thus reducing the potential liability of the Company. Some of the defendants have settled with Lemelson, and the Company is currently in settlement discussions with Lemelson.

   On July 2, 1999, Motorola, Inc. filed an action against the Company and four former employees of Motorola in the Superior Court of Arizona, Maricopa County, for unfair competition, breach of contract, misappropriation of trade secrets and intentional interference with contractual relations. The four former employees left Motorola and began employment with the Company in May 1999. Motorola is seeking an injunction to prevent the Company from employing the former Motorola employees for a reasonable period of time and to enjoin the Company from using Motorola's trade secrets. Motorola is also suing to recover its attorneys' fees, unspecified damages and other relief in this matter.

   In addition to the foregoing, from time to time, various inquiries, potential claims and charges and litigation (collectively "claims") are made, asserted or commenced by or against the Company, principally arising from or related to contractual relations and possible patent infringement. The Company believes that any such claims currently pending, and the other litigation matters discussed above, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on the Company's consolidated financial position or results of operations, although no assurance can be made in this regard.

(21) Major Customers

   During fiscal year 1999, Maxtek Technology represented 12% of the Company's revenues. During fiscal years 1998 and 1997, no customer represented 10% or more of the Company's revenue.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

(22) Quarterly Data (Unaudited)

   The following is a summary of the unaudited quarterly results of operations for the years ended July 3, 1999 and June 27, 1998 (in thousands):

                                                            Quarter Ended
                         ------------------------------------------------------------------------------------
                         September 26 December 26 March 27 July 3   September 27 December 27 March 28 June 27
                             1998        1998       1999    1999        1997        1997       1998    1998
                         ------------ ----------- -------- -------  ------------ ----------- -------- -------
Revenue.................   $32,200      $35,815   $34,980  $36,068    $38,585      $43,045   $43,545  $35,459
Cost of sales...........    17,259       18,334    14,582   14,321     21,052       23,457    23,977   20,373
Research and
 development............     4,760        5,434     6,241    4,881      4,236        5,321     5,540    4,700
Operating income
 (loss).................     5,582        6,157     9,493   (2,826)     8,143        9,137     9,070    5,950
Net income (loss).......   $ 4,149      $ 4,512   $16,510  $(2,128)   $ 5,042      $ 6,021   $ 6,208  $ 4,104

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 We have not authorized any dealer, salesperson or other person to give any in-formation or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representa-tions.

 Dealer Prospectus Delivery Obligation. Until November 28, 1999, all dealers that effect transactions in the notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospec-tus is correct nor do we imply those things by delivering this prospectus or selling securities to you.

                             ---------------------

                               TABLE OF CONTENTS

                             ---------------------

                                                                           Page
                                                                           ----
Forward-Looking Statements...............................................   ii
Prospectus Summary.......................................................    1
Summary Unaudited Adjusted Pro Forma Consolidated Financial Data.........   12
Risk Factors.............................................................   14
The Transactions.........................................................   22
Use of Proceeds..........................................................   23
Capitalization...........................................................   24
Unaudited Pro Forma Consolidated Statement of Operations.................   26
Selected Historical Consolidated Financial Data..........................   30
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   33
Industry Overview........................................................   44
Business.................................................................   47
Management...............................................................   56
Principal Shareholders...................................................   62
Certain Relationships and Related Transactions...........................   63
Description of Senior Credit Facility....................................   64
Description of New Notes.................................................   67
Exchange Offer...........................................................  105
Federal Income Tax Considerations........................................  116
Plan of Distribution.....................................................  119
Legal Matters............................................................  120
Experts..................................................................  120
Changes in and Disagreements with Accountants on Accounting and Financial
 Disclosure..............................................................  120
Available Information....................................................  120
Index to Consolidated Financial Statements...............................  F-1

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                        Integrated Circuit Systems, Inc.

                    [Integrated Circuit Systems, Inc. Logo]

                                  $98,000,000

                               Offer to Exchange
                          11 1/2% Senior Subordinated
                                 Notes Due 2009
                          for any and all outstanding
                          11 1/2% Senior Subordinated
                                 Notes Due 2009

                         -----------------------------

                                   PROSPECTUS

                         -----------------------------



                                October 19, 1999

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